



INTELIQUENT®

INTELIQUENT

2012 ANNUAL REPORT

To Our Customers, Employees and Stockholders:

2012 was a challenging year for Inteliquent. As a result, our full year results came in below our initial financial projections. Despite this, I am pleased with the way we weathered the storm and made the changes necessary to move forward and grow the company. Indeed, these changes helped us produce results that beat our revised financial projections for the fourth quarter and the full year. I believe we now have the right team in place to accomplish our goals.

For the year, we increased revenues to $275.5 million, a 2.7% increase when compared to 2011. We accomplished this in spite of major re-pricing exercises with several of our largest customers. Indeed, the voice business performed relatively well, as voice services revenue grew to over $206 million for 2012. The data business also saw record revenues of over $69 million for the year.

In addition to efforts to grow our revenue, we spent a great deal of time in the fourth quarter of 2012 focusing on our expenses. We completed a review of our entire cost structure, and we will continue to evaluate every cost in the business. A primary focus has been reducing our network expenses. We began to see the benefits of our efforts toward the end of 2012, and I expect to see additional improvement in 2013.

While we had made progress improving the operational results of our data business over the past six months, the management team and the Board of Directors decided to conduct a thorough review of the business in 2012. We reached the conclusion that our data business would likely require significant further investment to grow. In addition, the long-term trends in the data business could make it difficult for us to remain competitive. As a result, we elected to run a sale process and sold the data business for $54.5 million in total consideration in April 2013.

We plan to use part of the sale proceeds to return cash to our shareholders in a one-time special dividend. We also intend to adopt a regular quarterly dividend to reflect our solid balance sheet and the confidence we have in our strong cash flow profile.

With the sale process behind us, we now look forward to working to stabilize and grow our core voice services business, to which we will dedicate our efforts going forward. We remain well positioned within voice services as one of the largest wholesale carriers of voice traffic in the U.S. We believe there are opportunities in the voice business to add and grow existing services. This includes our core voice services, as well as layering on new voice related services in adjacent areas.

In summary, while 2012 provided us many challenges, I believe we are well positioned for 2013. I want to thank the entire Inteliquent team for all of their hard work in 2012 and our shareholders and customers for their continued support. Although it was a difficult year for the organization in many respects, I am looking forward to seeing the results of our efforts in 2013.

Sincerely,



G. Edwards Evans
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33778

NEUTRAL TANDEM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**31-1786871**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

550 West Adams Street Suite 900 Chicago, Illinois	**60661**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code (312) 384-8000

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value Per Share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $376,261,717 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer, director and each other person known to the registrant who beneficially owns more than 5% or more of the registrant's outstanding common stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 8, 2013, the registrant had 32,307,003 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Neutral Tandem, Inc. definitive Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after December 31, 2012 are incorporated by reference in Part III of this Form 10-K.

NEUTRAL TANDEM, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Our Company

We provide voice, IP Transit, and Ethernet telecommunications services primarily on a wholesale basis. We offer these services using an all-IP network, which enables us to deliver global connectivity for a variety of media, including voice, data and video. Our solutions enable carriers and other providers to deliver telecommunications traffic or other services where they do not have their own network or elect not to use their own network. These solutions are sometimes called "off-net" services. We also provide our solutions to customers, such as content providers, who also typically do not have their own network. We were incorporated in Delaware on April 19, 2001 and commenced operations in 2004.

For the year ended December 31, 2012, we generated revenue of $275.5 million, an increase of 2.7% compared to $268.3 million for the year ended December 31, 2011. Our loss from operations for the year ended December 31, 2012 was $74.1 million compared to income from operations of $46.6 million for the year ended December 31, 2011. Net loss for the year ended December 31, 2012 was $78.1 million compared to net income of $27.1 million for the year ended December 31, 2011.

Voice Services

We provide voice interconnection services primarily to competitive carriers, including wireless, wireline, cable and broadband telephony companies. Competitive carriers use our tandem switches to interconnect and exchange local and long distance traffic between their networks without the need to establish direct switch-to-switch connections. Competitive carriers are carriers that are not Incumbent Local Exchange Carriers, or ILECs, such as AT&T, Verizon and Qwest.

Prior to the introduction of our local voice service, competitive carriers generally had two alternatives for exchanging traffic between their networks. The two alternatives were exchanging traffic through the ILEC tandems or directly connecting individual switches, commonly referred to as "direct connects." Given the cost and complexity of establishing direct connects, competitive carriers often elected to utilize the ILEC tandem as the method of exchanging traffic. The ILECs typically required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth, and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier's costs.

The tandem switching services offered by ILECs consist of local transit services, which are provided in connection with local calls, and switched access services, which are provided in connection with long distance calls. Under certain interpretations of the Telecommunications Act of 1996 and implementing regulations, ILECs are required to provide local transit services to competitive carriers. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs are also required to offer switched access services to competing telecommunications carriers under the Telecommunications Act of 1996 and implementing regulations. ILECs generally set per minute rates and other charges for switched access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. In November 2011, the FCC released an order setting forth a multi-year transition plan that will reduce, and ultimately lead to elimination of, terminating switched access charges. For a further discussion see "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

A loss of ILEC market share to competitive carriers escalated competitive tensions and resulted in an increased demand for tandem switching. Growth in intercarrier traffic switched through ILEC tandems created switch capacity shortages known in the industry as ILEC "tandem exhaust," where overloaded ILEC tandems became a bottleneck for competitive carriers. This increased call blocking and gave rise to service quality issues for competitive carriers.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem. By utilizing our managed tandem service, our customers benefit from a simplified interconnection network solution that reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

Following the introduction of our services, we began to face competition from other non-ILEC carriers, including Level 3, Hypercube, Peerless Network, and Intelepeer. Over the past several years, competition has intensified causing us to lose traffic as well as significantly reduce certain rates we charge our customers in various markets, including with respect to our major customers. For a further discussion see "Risk Factors—Our tandem services business faces competition from the traditional ILECs and increasing competition from certain other providers such as Level 3 Communications, Peerless Network, Hypercube and Intelepeer and we expect to compete with new entrants to the tandem services market…" in Item 1A below.

According to the Local Exchange Routing Guide, an industry standard guide maintained by Telcordia that is used by carriers, there are approximately 1.61 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 902.2 million, or 56% of the total 1.61 billion, telephone numbers assigned primarily to competitive carriers; that is, all carriers that are not ILECs.

We have signed voice services agreements with major competitive carriers and non-carriers and operated in 189 markets as of December 31, 2012. During 2012, our network carried 132.0 billion minutes of traffic. As of December 31, 2012, our network was capable of connecting calls to an estimated 575.4 million telephone numbers assigned to carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. In 2008, we began offering terminating switched access services and originating switched access services. Switched access services are provided in connection with long distance calls. Our terminating switched access services allow interexchange carriers to send calls to us and we then terminate those calls to the appropriate terminating carrier in the local market in which we operate. Our originating switched access service allows the originating carrier in the local market in which we operate to send calls to us that we then deliver to the appropriate interexchange carrier that has been selected to carry that call. In both instances, the interexchange carrier is our customer, which means that it is financially responsible for the call. On October 1, 2010, we acquired Tinet S.p.A. (Tinet), an Italian corporation that operates a global IP backbone network. As a result, our current service offerings include the capability of switching and carrying local, long distance and international voice traffic.

The second alternative for exchanging traffic, prior to the commencement of our operations, was for competitive carriers to install direct connections between their switches. At that time, implementing direct switch-to-switch network connections between all competitive switches in a market was challenging. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally made them economical only for higher traffic switch combinations. However, where sufficient traffic between switches does exist, carriers often do establish direct connections. We believe that our customers are currently frequently establishing direct connections between their networks, even for what might be considered by historical standards to be lower traffic switch pair combinations, for various reasons, including in order to avoid paying a transit fee. The risk of direct connections will increase as more carriers move to an IP-based interface, because direct connecting between two IP-based carriers is less complex, thus enabling more direct connections. For a further discussion see "Risk Factors—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" in Item 1A below. When our customers implement a direct connection, it reduces the traffic we carry and the revenue we earn.

Data and International Services

On October 1, 2010, we acquired Tinet, an Italian corporation. Tinet was founded in Cagliari, Italy in 2002. Tinet provides IP Transit and Ethernet services primarily to carriers, service providers and content providers worldwide.

With this acquisition, we evolved from a primarily U.S. voice interconnection company into a global IP-based network services company focused on delivering global connectivity for a variety of media, including voice, data and video. The acquisition expanded our IP-based network internationally, enabling global end-to-end delivery of wholesale voice, IP Transit and Ethernet solutions.

We have IP Transit and Ethernet service agreements with over 1,000 customers in over 80 countries. In 2012, we carried over 32 terabits per second of customer IP traffic. We have over 120 points of presence (POPs) where we operate our equipment in carrier neutral facilities. Our core IP Transit network uses all Juniper equipment, which reduces complexity and allows for faster service deployment, easier customer support and spare management flexibility.

We believe overall internet traffic has grown exponentially over the previous years due to factors that include:

- Increased broadband penetration in many countries in Asia and Eastern Europe;
- Increase in user generated content (UGC) shared via multiple platforms such as YouTube, Facebook, etc.;
- Multimedia mobile devices capable of taking pictures and videos;
- Video streaming and internet-based video communications; and
- The use of file sharing portals.

We believe that a similar trend will continue over the next several years due to the above factors, as well as:

- Further growth in broadband subscribers in Asia and Latin America;
- Growth in mobile phone use in Latin America and Africa adding to a global increase in mobile data; and
- Expected increase in the use of multiple forms of video communication, such as video conferencing, internet movies, live TV, etc., due in large part to the emergence of high-definition video capability.

We believe that Ethernet services will be one of the fastest growing strategic data products for service providers throughout the world. Enterprise customer demand for business Ethernet services is expected to be the primary driver for service providers' rapid transition to providing Ethernet transport. Many major service providers are beginning to provide carrier-grade Ethernet network services, offering private line, virtual private line and multi-point virtual LAN products. Additionally, wireless carriers are expected to have significant needs for Ethernet transport, as they upgrade their backhaul networks to handle the increase in bandwidth demand in order to carry mobile data services. The adoption of mobile smartphones and similar devices using data applications, such as video, is expected to contribute to this increased global demand.

Our Services

Voice Services

Our voice services in the United States allow competitive carriers to exchange local and long distance traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers' switches connected to our network. Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network.

As a core component of our service offering, we actively manage network capacity between our tandem switches and customers' switches, which results in improved network quality and reduced call blocking. By monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand. This feature saves competitive carriers substantial time and effort in managing their interconnection network, improves their customers' experience, reduces trouble tickets and allows them to focus more on their core business. We also provide our customers with invoices, management reports and call detail records in paper and electronic formats.

Our managed service offering includes technologically advanced IP switching platforms manufactured by Sonus Networks, Inc. linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional Time Division Multiplexing, or TDM, traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality. We also support both conventional Signaling System #7 and Session Initiation Protocol call routing. Session Initiation Protocol is an application-layer control (signaling) protocol for creating, modifying and terminating realtime IP communications sessions with one or more participants. These sessions include internet telephone calls, multimedia distribution and multimedia conferences. Signaling System #7 is a set of telephony signaling protocols which is used to set up the majority of the world's Public Switched Telephone Network calls.

In addition, patent-pending proprietary software tools help us to manage the complicated routing scenarios required to terminate traffic to hundreds of millions of telephone numbers and support our network. The software allows us to quickly identify new routing opportunities between carriers and to help optimize our customers' interconnection costs, which leads to improved customer service. We believe the adaptability and flexibility of our technology enables us to provide a robust service offering to interconnect a wide range of traffic types and to adapt our service offerings more efficiently than the ILECs, which predominantly employ legacy Class 4 TDM-only circuit switching technology for tandem switching.

Our network, as of December 31, 2012, connected 2,227 unique competitive carrier switches (a 5.6% increase over December 31, 2011), creating up to 5 million unique switch-to-switch routes serving an estimated 575 million telephone numbers assigned to these carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user. In the quarter ended December 31, 2012, our network carried approximately 10.8 billion minutes of traffic per month.

We also operate end-office switches in order to carry traffic from non-carriers to other carriers. In 2010, we began to carry voice traffic from international carriers seeking to terminate traffic in the United States to the carriers with which we are directly connected. In addition, we now carry a small amount of outbound voice traffic from the United States to non-United States jurisdictions and may, in the future, carry traffic between non-United States jurisdictions.

IP Transit Service

We operate a Tier 1 internet network. We received the Tier 1 designation from the Renesys Corporation in May 2010. As a Tier 1 provider, we largely connect to every other Tier 1 internet provider without the need to purchase IP Transit services from a third party. Our IP transit network is ranked as one of the top 10 IPv4 backbones worldwide and one of the best connected IPv6 networks. Using our Tier 1 network, we provide IP Transit service primarily to carriers, service providers and content providers worldwide.

Our IP Transit service allows internet traffic to cross or "transit" between our customer to the larger internet. IP Transit traffic is carried on either an "upstream" or "downstream" basis, as follows:

- From other internet networks to us, and then inbound to reach our customer.
- From our customer to us, and then outbound to reach other internet networks.

Our IP Transit service is typically priced on a per megabit basis, and customers are often required to commit to a minimum term of service as well.

We offer our services through different interfaces with bandwidth up to 10 gigabytes per second.

Ethernet Services

We provide our Ethernet service on a wholesale basis so that our customers can fulfill their global Ethernet requirements and deliver international connectivity services to their corporate or other customers. We also provide this service to certain enterprise customers. We provide our Ethernet service between different POPs, which are physical locations where we interconnect our network with our customer's network. We also offer this service in some locations on an end-to-end basis, where we provide service all the way to the end-user building. Providing service to the end-user building is also referred to as "last-mile" connectivity.

We are able to provide an end-to-end service in certain locations by using our global network footprint and through a number of Ethernet Network to Network Interconnection (NNI) agreements that we have entered into with numerous providers worldwide. These third-party service providers have last-mile connectivity to the end-user building. We purchase this last-mile connectivity from the party with whom we have an NNI interconnection and then combine that with our POP-to-POP service to provide an end-to-end solution. We believe that one of our strengths is developing NNI agreements with metro-Ethernet providers. Ethernet service includes both point-to-point and multipoint connectivity configurations. Our service supports Virtual Private LAN Service (VPLS) technology for multipoint connectivity. Our Ethernet service is well suited for those regional service providers that compete for VPLS service, as such providers face significant challenges related to the speed and cost at which they can procure last-mile connectivity for their customers.

Hosted Services

In 2011, we began to offer hosted services. A hosted service is an application (such as software) that we "host" on our network enabling our customer to avoid the capital expenses associated with purchasing the equipment and associated software licenses that they would need to provide the service to themselves. During the year ended December 31, 2012, we ceased offering hosted services. As the equipment has no further use in our network, we recorded an asset impairment charge of $2.9 million.

Our Network

A telecommunications network is generally comprised of various types of equipment that route telecommunications traffic, such as routers and switches, and various transport equipment that carries the telecommunications traffic, such as DWDM, fiber optic terminals and cables or "circuits." We typically own the equipment in our network and locate it in POPs specially designed for this purpose, such as telecom "hotels" or colocation facilities. We generally obtain the circuits we use for our network backbone from third parties under a contract where we pay a monthly recurring charge for the circuit. Alternatively, we may pay a third party a larger non-recurring upfront fee to acquire the right to use the circuit on a long term basis under what is called an indefeasible right of use, or IRU. The monthly recurring charges to use circuits charged by third party providers have decreased significantly over the past several years. Accordingly, in order to take advantage of this price trend, we have generally entered into contracts that have monthly recurring charges for the use of the circuits instead of acquiring IRUs. We still do, however, obtain IRUs when we believe a longer term arrangement is economically justified.

We operate a Multiprotocol Label Switching (MPLS)/IP based global network backbone. We have over 120 POPs located worldwide in our network, including POPs in North America, Europe and Asia. Our network is highly scalable and can carry voice, data and video.

Our Strategy

Our strategy is focused on expanding our business by increasing the amount of telecommunications traffic that our network carries both in the United States and internationally. Expanding our share of telecommunications traffic increases the value of our network to our customers and enables us to capture a larger share of total telecommunications revenue. Key elements of our expansion strategy include:

- *Increase the types of traffic we carry.* Our business originally connected only local voice traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. In 2010, we acquired Tinet, allowing us to integrate our IP backbone network with Tinet's global IP network. As a result, our current service offerings include the capability of switching and carrying voice and data traffic between multiple domestic and international markets and among different types of customers.
- *Expand our customer base.* As we expand our network and the types of services we offer, our market opportunities will include selling more services to new and existing customers. For example, we can now offer IP Transit or Ethernet services to an existing voice customer in the United States, or offer voice or Ethernet services to an existing carrier customer that currently purchases only IP Transit service. We will also offer our voice and data services to new customers.
- *Expand our service offerings.* With our global (MPLS)/IP based network backbone, our market opportunities will include developing and selling new services. We believe we will be able to develop other services over time that we will be able to offer on a domestic and/or international basis.

Our Customers

In connection with our voice service, we principally serve carriers in the United States. These carriers accounted for approximately 96.1% of our voice revenues in 2012, with non-carriers accounting for the remaining 3.9%. As of December 31, 2012, we have 219 carriers originating traffic and 244 carriers connected to our network. Our contracts with our top five voice customers represented approximately 51% of our total revenue through December 31, 2012. Our two largest customers, AT&T and Verizon, accounted for 26% and 10%, respectively, of our total revenues for the year ended December 31, 2012. Our contracts with customers for voice services do not contain volume commitments, are not exclusive, and could be terminated or modified in ways that are not favorable to us. We primarily generate revenue for our voice services by charging fees on a minute of use basis. For the year ended December 31, 2012, wireless and cable companies accounted for approximately 35.1% of our voice revenue.

In connection with our voice service, our expected market expansion plan in the United States during the 12-month period following December 31, 2012 is limited, as we now cover most major and mid-size markets. As a result, we are now marketing voice services internationally. Our current international service offering includes carrying traffic that originates outside of the United States and terminates in the United States to the telephone numbers that we serve. We also carry a small amount of traffic that originates in the United States and terminates outside of the United States, and plan to market services to carry voice traffic between non-United States jurisdictions.

In connection with our IP Transit and Ethernet services, we primarily serve carriers, service providers, enterprises and content providers worldwide. We have IP Transit and Ethernet service agreements with over 1,000 customers in over 80 countries. Our contracts with customers for IP Transit and Ethernet services typically contain minimum term commitments. At the expiration of the relevant commitment period, the customer can terminate the agreement or require modifications to the agreement that are not favorable to us. Historically, in order to renew the period for an additional committed term following the end of the relevant commitment period, we have agreed to reduce the rates we charge the customer, sometimes significantly.

Sales and Marketing

In the United States, our sales organization primarily divides voice accounts by customer type, such as wireless, cable, wireline and non-carrier customers, and data accounts by customer location. Outside of the United States, our sales organization primarily divides accounts by customer location. Our sales team works closely with our customers to identify and address their needs. In addition to a base salary, the compensation package for the members of our sales team includes share-based compensation and incentive arrangements, including target incentives based on our performance and the individual's performance, and tiered payment structures. The members of our sales organization have significant sales experience and in-depth knowledge of the telecommunications industry.

Our marketing team works closely with the sales team to deliver comprehensive services, develop a clear and consistent corporate image and offer a full range of product offerings. Our marketing efforts are designed to drive awareness of our service offerings. Our marketing activities include direct sales programs, social media, targeted public relations and participation in industry trade shows. We are also engaged in an ongoing effort to maintain relationships with key communications industry analysts.

Our Customer Support

Our ordering and provisioning groups form the core of our customer support team. Each group works closely with the different vendor and customer organizations responsible for establishing service. We assign an implementation manager to each account that is responsible for the delivery of our services. These managers stay in close contact with their customer and help coordinate our local operations teams during implementation. This process helps to improve customer satisfaction, increase customer implementation and promote our revenue realization.

Our network operations centers are located in Cagliari, Italy and Chicago, Illinois. They monitor and support our network 24 hours a day, 365 days a year. The network operations centers are responsible for troubleshooting and resolving any potential network problems.

Competition

With respect to voice services, our primary competitors today are the traditional ILECs (primarily AT&T, Verizon and Qwest), other competitive carriers that provide tandem or similar services (primarily Level 3, Hypercube, Peerless Network and Intelepeer), and direct connections between carriers.

The tandem switching services offered by ILECs consist of transit services, which are provided in connection with local calls, and access services, which are provided in connection with long distance calls. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs generally set per minute rates and other charges for access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

Over the past several years, we have faced increasing direct competition from other competitive providers of voice services, including Level 3, Hypercube, Intelepeer and, most specifically, Peerless Network. As more specifically described below under Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements in 2008, we commenced a patent infringement action against Peerless Network. On September 2, 2010, the court granted Peerless Network's motion for summary judgment. The court found that our patent was invalid in light of a prior patent. On December 13, 2011, the federal appellate court affirmed the finding that our patent is invalid, and on January 30, 2012, the appellate court denied our petition for rehearing of the December 13, 2011 ruling. We elected not to appeal that ruling. As a result, the district court's ruling that our patent is invalid has become final and non-appealable.

We also face indirect competition from carriers that directly connect their voice switches. When there is a significant amount of voice traffic between two switches, carriers have an economic incentive to establish direct connections to remove intermediate switching. We believe that our customers are currently frequently establishing direct connections between their networks for various reasons, including in order to avoid paying a transit fee. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the risk that they will increase the number of direct connections between their switches and remove traffic from our tandems. The risk of direct connections will increase as more carriers move to an IP-based interface, because direct connecting between two IP-based carriers is less complex, thus enabling more direct connections. See "Risk Factors—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" in Item 1A below. Also, market consolidation can significantly reduce our potential traffic since there are fewer total carriers needing to exchange traffic with each other.

We are unable to provide accurate market share information, since no regulatory body or industry association requires carriers to identify amounts of voice traffic to other carrier types. Traffic in most instances is reported on aggregate levels.

Our IP Transit and Ethernet services face competition from many companies, including Level 3, Verizon, AT&T, Equinix, Tata, NTT, TeliaSonera and Cogent.

Many of our competitors have significantly more employees and greater financial, technical, marketing and other resources than we have. Our ability to compete successfully with them depends on numerous factors, both inside and outside our control, including:

- our competitors' ability to offer lower rates;
- our competitors' ability to bundle service offerings that we cannot match;
- our responsiveness to customer needs;
- our ability to support existing and new industry standards and protocols;
- our ability to raise capital;
- our ability to retain and attract key employees;
- interpretations of or changes to regulatory law;
- our ability to continue development of technical innovations; and
- the quality, reliability, security and price-competitiveness of our services.

As a result of competitive pressures over the last several years, the average rates charged for voice services in certain markets in the United States and IP Transit services globally have decreased significantly. We believe that this trend is likely to continue. For a further discussion see "Risk Factors—Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow." in Item 1A below.

Regulation

Overview

In the United States, our voice communications services business is subject to varying degrees of federal and state regulation. We operate as a common carrier with respect to our voice communications services and therefore are subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. We operate as a facilities-based carrier in most states and have received all necessary state and FCC authorizations to do so. The regulatory agencies exercise control over our prices and services to varying degrees, and also impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements.

By operating as a common carrier, we benefit from certain legal rights established by federal and state legislation, especially the federal Telecommunications Act of 1996, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to their networks. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected services at wholesale prices that complement our ability to terminate traffic. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers when such carriers decide for whatever reason not to utilize our transit service. While our experience has been that competitive carriers usually accommodate such requests, and indeed frequently become users of our transit service as well, we have participated in federal and state regulatory proceedings involving our right to establish or maintain existing direct connections with other carriers. We subsequently resolved these proceedings amicably.

The FCC and state regulators are considering a variety of issues that have resulted in certain changes in the regulatory environment in which we operate our voice business, and that may result in other changes. Most importantly, many state and federal proceedings have considered issues related to the pricing of access and transit services. To the extent that the regulatory commissions maintain or impose pricing restrictions on transit or access rates, then our pricing, and the pricing of carriers with which we compete, is likely to be lower than it would be in an unregulated market. In addition, the FCC recently conducted a proceeding to consider reform of its intercarrier compensation rules. This proceeding has led to the issuance of an order affecting the pricing and regulation of tandem access services, and it could impact the pricing and regulation of our local transit business The FCC is considering further changes to the pricing of tandem services. To the extent that any state or the FCC mandates reductions in the rates for tandem services, including transit or access rates, it could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Our United States-based IP Transit and Ethernet services are generally considered to be interstate services and generally are not regulated by any state public utility commission. The FCC imposes limited obligations on carriers that provide IP Transit and Ethernet services, although in the context of "net neutrality," the FCC has imposed certain regulations on mass market internet providers. Likewise, IP Transit and Ethernet services are not heavily regulated outside of the United States. However, in the future, we may become subject to regulation in the United States at the federal and state levels and in other countries. These regulations change from time to time in ways that are difficult for us to predict.

We are currently providing international voice services between foreign countries. These services are provided between countries, as opposed to the entire call remaining within the same country. Calls between countries are generally less regulated than calls that are carried within a country. However, even where voice services are provided between countries, the service will still be subject to varying degrees of regulation. For example, some countries may merely require that a carrier provide notice of its operation in order to provide service, while other countries may require that the carrier comply with specific requirements that may be difficult for us to meet in order obtain a license, including a requirement that a minimum percentage of the carrier be owned by a local resident(s).

Regulatory Framework

The Telecommunications Act of 1996

The Telecommunications Act of 1996, which substantially revised the Communications Act of 1934, established the regulatory framework for the introduction of competition for local telephone services throughout the United States by new competitive entrants such as us. Before the passage of the Telecommunications Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC, which owned the entire local exchange network and operated as a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs now consist of Verizon, Centurylink (formerly known as Qwest) and AT&T. These three carriers are also referred to as ILECs, along with many other smaller incumbent local exchange carriers that were not former subsidiaries of AT&T.

Among other things, the Telecommunications Act preempts state and local governments from prohibiting any entity from providing local telephone service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecommunications Act was enacted. Nonetheless, the Telecommunications Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecommunications Act provided the opportunity to accelerate the development of local telephone competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors' entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their network with competitive networks. Incumbent local exchange carriers are further required by the Telecommunications Act to provide access to certain elements of their network to competitive local exchange carriers. These rules have helped the development of competitive telecommunications carriers, many of which have become our customers.

We have developed our U.S. voice business, including our decision to operate in most instances as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecommunications Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecommunications Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers' network. Although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets, we cannot predict whether future legislation may adversely affect our business in any way.

Federal Regulation

The FCC regulates interstate and international communications services of common carriers, including access to local communications networks for the origination and termination of these services. We typically provide our U.S. voice services on a common carrier basis and the FCC has jurisdiction over our access services to the extent they are used as part of the origination or termination of interstate or international calls. Under certain interpretations of the Telecommunications Act, the FCC may also have the authority to regulate our provision of local transit services and intrastate access services, including setting the pricing methodology. The FCC has not yet decided whether to accept this interpretation of the Telecommunications Act with respect to local transit services, though some states already have proceeded as if local transit services are subject to that law. For a further discussion of the states' rights to determine the pricing of our services under the Telecommunications Act, see "Regulatory Framework-State Regulation" below.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes somewhat less regulation on common carriers without market power including, to date, competitive local exchange carriers. However, in November 2011, the FCC adopted an intercarrier compensation order that set forth a multi-year plan to reduce rates for access services, including access services we provide, ultimately to zero. The FCC is considering further intercarrier compensation reforms and could issue further orders reducing the rates for our services. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues, and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer's subscribed carrier, and other consumer protection matters. Because we do not directly serve mass market consumers, many of these regulations have no practical effect on our business. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier's operating authority for violations of its requirements. Our operating costs are increased by the need to assure compliance with regulatory obligations.

We are also affected indirectly by FCC regulations that alter the competitive landscape for customers or potential customers of our services. As discussed above, the Telecommunications Act requires the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. Several FCC decisions in 2003 through 2005 significantly altered the terms on which competitive carriers can obtain access to these network elements. Among other things, these decisions eliminated the obligation of incumbent carriers to offer a network element "platform" known as UNE-P that allowed competitors to offer services without any facilities of their own. It also limited the availability of some high-capacity loop and transport network elements that are typically used by competitors who do have some of their own facilities.

These changes in the FCC rules have had several effects on the competitive telecommunications carriers who are our prospective customers. First, the elimination of UNE-P reduced the market share of resellers and led some former resellers to convert to facilities-based service. This development was positive for us because resellers generally are not potential users of our transit services. Second, the restrictions on the availability of loop and transport UNEs may have contributed to accelerated consolidation among competitive carriers, which may have a negative impact on us because our business model is based on the existence of many independent carriers who need to exchange traffic with each other. It is difficult to predict the overall effect of these countervailing trends on our future business opportunities.

Our business plan relies in significant part on purchasing wholesale services from other carriers, including AT&T, Verizon, CenturyLink and other incumbent carriers. Over the past several years, the FCC has reduced or eliminated a number of regulations governing the incumbent carriers' offerings, including the grant of broad pricing flexibility to incumbents for their special access services in many areas. In many cases, the incumbent carriers have used this pricing flexibility to increase their prices for wholesale services. Changes in the incumbent carriers' pricing of their services can indirectly affect the market pricing of wholesale services we purchase from other competitive carriers. If the FCC continues to reduce or eliminate regulations governing incumbent carriers, our business could be adversely affected and our cost of providing service could increase. In November 2012, AT&T filed a petition with the FCC requesting that the FCC open a proceeding "to facilitate ... the transition" from technology platforms such as copper loops to IP-based platforms, which proceeding could have the effect of further reducing the local competition-related obligations of the incumbent carriers. The FCC comment period on whether to open this proceeding expired in late February 2013. If the FCC, Congress, state legislatures or state regulatory agencies were to adopt measures further reducing regulation of the incumbent carriers or allowing those carriers to increase their prices for wholesale services, we could experience additional increases in operating costs that would negatively affect our operating results and cash flows.

Intercarrier Compensation

In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for access to the other's network, or intercarrier compensation. In its notice of proposed rulemaking, or NPRM, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In November 2011, the FCC adopted an order reforming the Universal Service Fund high-cost program as the program transitions to cover broadband service, as well as changes to intercarrier compensation rules. In the order, the FCC set forth a multi-year plan to reduce and, in many instances, eliminate access charges. The FCC's order did not make any changes to the pricing for our local transit services, but the FCC is currently considering whether to make further changes to the intercarrier compensation system, including changes to pricing for local transit service. If the FCC does make any changes to intercarrier compensation, such changes could affect our business. For example, the FCC could change the pricing of local transit traffic, including lowering the rates, freezing the rates or establishing uniform rates, any of which could have a material adverse effect on our business, financial condition and operating results; or it could clarify that local transit rates are intended to be unregulated, which could improve our opportunities in some markets where the current pricing is regulated at a very low level, which discourages competition. Numerous parties have appealed the FCC's November 2011 order to a federal appeals court. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

We also provide access service, which is part of the origination and termination of long distance calls. The FCC, as part of the intercarrier compensation NPRM discussed above, has adopted a multi-year plan to reduce and in many instances, eliminate both intrastate and interstate terminating access charges. The FCC is currently considering whether to make further changes to the intercarrier compensation system, including further changes to access charges. If the FCC or any state does lower or eliminate any access charges, whether independent of or as part of the intercarrier compensation docket described above, such a change could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. Numerous parties have appealed the FCC's November 2011 order to a federal appeals court. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

We generally have no revenue exposure associated with reciprocal compensation for local traffic because our customers are primarily carrier customers, who are responsible for any compensation. However, certain FCC proposals discussed above, if adopted, would make us and other tandem service providers liable for the intercarrier compensation charges imposed by the terminating carrier in certain instances, which we would then have an opportunity to recover from the carrier who delivered the traffic to us. Even if we do have a legal right to recover these charges, we would bear risk if this occurs, including but not limited to disputes over the amount due and credit risk. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

Regulatory Treatment of VoIP

In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for Voice over internet Protocol, or VoIP, providers. In a series of orders since that time, the FCC has imposed on VoIP providers most of the same requirements that would apply if they were regulated as common carriers. These include duties to provide access to 911 emergency services, to permit duly authorized law enforcement officials to monitor communications, to contribute to the cost of the FCC's universal service program, to pay certain regulatory fees, and to comply with the same customer privacy rules as telecommunications carriers. These obligations are likely to increase the cost of providing VoIP service and could slow the growth of VoIP providers. Because VoIP providers are users of our services, this trend may negatively affect demand for our services.

In its November 2011 order, the FCC adopted rules to govern the payment of access charges for VoIP-PSTN traffic on a prospective basis. The FCC determined that VoIP-PSTN traffic that would be considered "toll" traffic for compensation purposes if the traffic were PSTN-PSTN traffic would be subject to payment of access charges at interstate rates, irrespective of whether the traffic would be considered interstate or intrastate if it were PSTN-PSTN traffic. The FCC also determined that VoIP-PSTN traffic that would be considered "local" traffic for compensation purposes if the traffic were PSTN-PSTN traffic would be subject to reciprocal compensation payments.

However, certain aspects of the FCC order have led to new disputes over related issues, such as the type and cost that may be charged for various elements of a long distance VoIP call. See "Risk Factors—If the FCC or any state lowers any access charges that we may charge our customers or we are unable to collect such charges, it could have a material and adverse effect on our business, financial condition, operating results or growth opportunities" in Item 1A below.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. To date, we are authorized or have the right to provide intrastate local telephone and long-distance telephone services in forty-six states, Puerto Rico and the District of Columbia. As a condition to providing intrastate telecommunications services as a common carrier, we are required, among other things, to:

- file and maintain intrastate tariffs or price lists in most states describing the rates, terms and conditions of our services;
- comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and
- comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, quality of service, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations.

In addition, states have authority under the Telecommunications Act to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers' facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain collocation in ILEC central offices and interconnection trunks for termination of local traffic to ILEC customers, under the FCC rules. The states may re-examine these rates, terms and conditions from time to time.

Some state regulatory authorities assert jurisdiction over the provision of transit services in connection with local calls, particularly the ILECs' provision of the service. Several state regulatory authorities have initiated proceedings to examine the regulatory status of transit services. Some states have taken the position that transit service is an element of the "transport and termination of traffic" services that incumbent ILECs are required to provide at rates based on incremental cost analysis under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. For example, a declaratory action was commenced in 2008 with the Connecticut Department of Public Utility Control, or the DPUC, pursuant to which a competitive carrier requested that the DPUC order the ILEC to reduce its transit rate to a cost-based rate similar to a rate offered by that ILEC in a different state or to a rate justified in a separate cost proceeding. In 2010, the DPUC ordered the ILEC to lower its rate to a cost-based rate that was significantly lower than the existing rate. Although the ILEC has filed an appeal of that order to the appropriate federal court, we have in some cases lowered the rate we charge our customers as a result of the DPUC's ruling. Additionally, in December 2008, the United States District Court for the District of Nebraska held that the ILEC must provide local transit service under the Telecommunications Act and that the Nebraska Public Service Commission did not err in using TELRIC, an incremental cost-based methodology, to determine the applicable rate. Similarly, the Public Service Commission of Georgia and the Public Utilities Commission of Ohio have conducted rulemaking proceedings addressing, among other items, applying incremental cost-based pricing for local transit services. While we cannot predict whether or how such pricing rules may finally be adopted or implemented, the rulemaking in Ohio allows for waivers of pricing rules based on the existence of competition. We would pursue this waiver if necessary. If, as a result of any state proceeding, an ILEC is required to reduce or limit the rate it charges for transit service, we would likely be forced to reduce our rate, which could have a material and adverse affect on our business, financial condition and operating results. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

To date, the FCC has not resolved this dispute over interpretation of the Telecommunications Act, resulting in disparate pricing of these services among the states. Some states also have asserted that they have jurisdiction over interconnections between competitive carriers. Our success in securing interconnections with competitive carriers may be affected by the degree of jurisdiction states exert over such interconnections. If a state takes the position that it does not have jurisdiction over such interconnection or over the regulation of competitive local transit services generally, we may be unable to assert successfully a legal right to terminate transit traffic to a carrier that refuses to accept terminating traffic from us on reasonable or any terms. Such an inability may have a material adverse effect on our business, financial condition and operating results. See "Risk Factors—Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' traffic to them" in Item 1A below.

Additionally, we now provide access services, which is part of the origination and termination of long distance calls, using our tandem switches. Under the Telecommunications Act, state governments exercise jurisdiction over intrastate access services, though the FCC's November 2011 order asserted federal jurisdiction over the pricing of intrastate access services. In some but not all states, intrastate access charges are considerably higher than interstate access charges. Under the FCC's November 2011 order, however, intrastate access rates are being reduced to parity with interstate access rates by July 2013. Some states already have imposed limits on the access charges that competitive carriers may impose, and other are considering whether to mandate a decrease in existing intrastate access charges. If intrastate access charges are eliminated or lowered for any reason, such change could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

Intellectual Property

Our success is dependent in part upon our proprietary technology. We rely principally upon trade secret and copyright law to protect our technology, including our software, network design, and subject matter expertise. We enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. We believe, however, that because of the rapid pace of technological change in the communications industry, the legal protections for our services are less significant factors in our success than the knowledge, ability and experience of our employees and the timeliness and quality of our services.

We have been granted two patents and have four additional patent applications pending with the U.S. Patent and Trademark Office. As discussed immediately below, however, one of our patents has been found invalid.

The patent that has been found invalid addresses our core business, the operation of a managed tandem network. In June 2008, we commenced an action generally alleging that Peerless Network was infringing on the granted patent. On September 2, 2010, the court granted Peerless Network's motion for summary judgment. The court found that Patent No. 7,123,708 (the '708 Patent) was invalid in light of a prior patent. On December 13, 2011, a federal appellate court affirmed the ruling that the '708 Patent is invalid. We elected not to appeal that ruling. As a result, the district court's ruling that the '708 Patent is invalid has become final and non-appealable. See Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements.

The second granted patent addresses a series of traffic routing designs developed by us to assist our customers in reducing their internal network operating costs

The first pending patent application covers a set of proprietary operating systems and software developed by us to manage our network. The second pending patent application relates to systems designed to facilitate the efficient treatment of inter-network communications transmissions, such as a telecommunications transmission between an international service provider network and a domestic service provider network. The third pending patent application relates to a system designed to facilitate the treatment of traffic primarily between different networks, such as text messages and video. The fourth pending patent application relates to the ability to monitor service availability on data circuits that are not provided on our network. There can be no assurance regarding how, whether or when these additional patent applications may be granted as issued patents.

OTHER MATTERS

Employees

At December 31, 2012, we had 277 full-time employees, including 189 in Operations, 39 in Sales and Marketing and 49 in General and Administrative functions. The number of employees decreased by 1%, down from 280 on December 31, 2011. Of our employees, 182 were located at our corporate office in Chicago, Illinois. The remaining 95 employees are located in our offices in Italy and Germany and throughout the world at our POPs. No labor union represents our employees located in the United States. Certain of our employees located in Italy and Germany are members of industry trade unions. We have not experienced any work stoppages and consider our relations with our employees to be good. In addition, we have 13 dedicated full-time sales contractors that work throughout the areas in which our data business operates.

Information Available on the Internet

Our internet address is www.inteliquent.com. The information contained on or connected to our web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (the SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with, or furnish them to, the SEC. These reports may also be obtained at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Neutral Tandem, Inc.

Corporate Information

The principal executive offices for Neutral Tandem, Inc. d/b/a Inteliquent are located at 550 West Adams Street, Suite 900, Chicago, Illinois, 60661.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

On October 1, 2010, we acquired Tinet, an Italian corporation that operates a global IP backbone network and provides, among other services, IP Transit. At the time we acquired Tinet, Tinet provided IP Transit services to Telecommunications Infrastructure Company (TIC), a company based in Iran. According to TIC's website,

TIC is part of the Islamic Republic of Iran, Ministry of I.C.T. TIC and Tinet dispute the date that the parties' IP Transit service contract was terminated. TIC stopped using and paying for IP Transit services in February 2012. Tinet claims IP Transit services were provided and payments should have been made to TIC until the end of August 2012. Only Tinet was involved in the provision of IP Transit services to TIC. In addition, no U.S. persons were involved in the provision of such services. Tinet's gross revenue for the provision of IP Transit services to TIC from January 2012 through August 2012 totaled €4,440, as TIC ceased paying Tinet after February 2012. Tinet's net loss from the provision of such services to TIC January 2012 through August 2012, including a share of allocated costs incurred after the date TIC claims the contract was terminated, was €13,869. Tinet does not intend to provide IP Transit services to TIC in the future.

EXECUTIVE OFFICERS AND DIRECTORS

The names, ages and positions of our executive officers and directors, as of December 31, 2012, are set forth below:

Name	Age	Position(s)
G. Edward Evans	51	Chief Executive Officer and Director
David Zwick	42	Executive Vice President and Chief Financial Officer
Richard Monto	48	General Counsel, Secretary and Senior Vice President
John Harrington	44	Senior Vice President, Regulatory, Litigation and Human Resources
David Lopez	48	Senior Vice President of Global Sales, Voice Services
James P. Hynes	65	Director, Chairman
Edward M. Greenberg	61	Director
Lawrence M. Ingeneri	54	Director
Timothy A. Samples	55	Director
Rian J. Wren	56	Director

G. Edward Evans. Mr. Evans has served as a Director since November 2008 and as our Chief Executive Officer since April 2011. Prior to joining us as our Chief Executive Officer, Mr. Evans served as the Chairman of the Board and Chief Executive Officer of Stelera Wireless, a leader in deploying broadband services to rural markets throughout the United States. Prior to Stelera Wireless, Mr. Evans served as the Chairman of the Board and Chief Executive Officer of Syniverse Holdings, Inc., a telecommunications company. Mr. Evans was elected Syniverse's Chairman in February 2005 after having served as a director since February 2002. Mr. Evans served as the Chief Executive Officer of Syniverse from February 2002 until January 2006. Mr. Evans remained Chairman of the Board of Syniverse until January 2007. From January 1997 to January 2002, Mr. Evans held various executive positions with Dobson Communications Corporation, first as President of its cellular subsidiaries and then as President and Chief Operating Officer of the organization. Today, Mr. Evans serves on the boards of Solix, CTIA—The Wireless Association, Carolina West Wireless, and the Network Reliability and Interoperability Commission, an advisory committee to the FCC.

David Zwick. Mr. Zwick has served as the Company's Executive Vice President and Chief Financial Officer since October 2012. Previously, Mr. Zwick served as our Senior Vice President of Business Development since August 2011. As the Company's Senior Vice President of Business Development, Mr. Zwick was responsible for the Company's corporate strategy, mergers and acquisitions, business development and strategic alliances. From 1998 until 2011, Mr. Zwick was an investment banker in the Global Communications & Media group at Lehman Brothers and Barclays Capital. Mr. Zwick earned a B.A. in Finance (with honors) from the University of Illinois and an M.B.A. from Northwestern University's J.L. Kellogg School of Management and is a Certified Public Accountant.

Richard Monto. Mr. Monto joined us in 2007 and has served as our General Counsel and Corporate Secretary since February 2008. Mr. Monto has over 15 years of diversified telecommunications experience. From 2001 to 2005, Mr. Monto held senior positions, including Chief Legal Officer, with Universal Access Global

Holdings Inc., a telecommunications company. From 1995 to 2000, Mr. Monto held various legal positions with MCI Telecommunications. Prior to MCI, Mr. Monto practiced for several years at private law firms, including the law firm of Sonnenschein, Nath and Rosenthal. Mr. Monto holds a B.A. degree from the University of Michigan in Russian and Eastern European Studies and a J.D. from the Boston University School of Law.

John Harrington. Mr. Harrington joined us in April 2011 and has served as our Senior Vice President of Regulatory and Litigation since that time. Mr. Harrington is responsible for all of our litigation and regulatory advocacy, and recently became responsible for our Human Resources function. Prior to joining the Company, Mr. Harrington was a partner at Jenner & Block in Chicago, where he practiced law beginning in 1997. While at Jenner & Block, Mr. Harrington co-chaired the firm's Communications Law practice and served as our primary outside litigation and regulatory counsel. Mr. Harrington received his undergraduate degree from Northwestern University and received his J.D., magna cum laude, from Indiana University's Maurer School of Law.

David Lopez. Mr. Lopez joined us in 2003 and has served as our Senior Vice President of Global Sales—Voice Services since November 2012. From November 2011 to November 2012, Mr. Lopez served as our President of the Americas. From 2003 to November 2011, Mr. Lopez served as our Senior Vice President of Sales. As our Senior Vice President, Mr. Lopez oversees the management of our voice sales. Mr. Lopez brings a wealth of sales management experience to the Company and has more than 25 years of experience in the telecommunications industry. He has been with the Company since its inception and has secured agreements with nearly every national wireless carrier and over 100 other competitive carriers and service providers. Previously, Mr. Lopez provided sales management for Focal Communications Corporation, a telecommunications company, from 1997 to 2003. From 1992 to 1997, Mr. Lopez held national account positions at Centel and Sprint with responsibility for local service, Centrex, and PBX equipment to Fortune 500 companies. Mr. Lopez holds a B.S. in Marketing from Illinois State University.

James P. Hynes . Mr. Hynes co-founded the Company in 2001, and served as Chief Executive Officer until February 2006, after which he became Executive Chairman. In December 2006 Mr. Hynes stepped down as Executive Chairman and assumed the title of Chairman of the Board, a position he holds today. Active in the telecommunications industry for over 30 years, Mr. Hynes personally directed the establishment of COLT Telecommunications in Europe as their first CEO in 1992. As Chairman of the Board, he led COLT's initial public offering in 1996. Mr. Hynes established MetroRED Telecom in South America and Mexico, as well as KVH Telecom in Tokyo. Concurrent with taking on these operating roles, he was Group Managing Director at Fidelity Capital for 10 years. His career has included senior positions with Chase Manhattan, Continental Corporation, Bache & Co. and New York Telephone. Mr. Hynes is Chairman of the Board of Trustees of Iona College and is also on the North American Board of the SMURFIT Graduate School of Business, University College Dublin in Ireland.

Edward M. Greenberg. Mr. Greenberg has served as a Director since 2011. Mr. Greenberg is currently a partner at RIME Communications Capital (RIME Communications), an investment partnership focusing on the telecommunications, media and internet sectors. Mr. Greenberg founded RIME Communications in 2008. Prior to RIME Communications, Mr. Greenberg served in various roles at Morgan Stanley, which he joined in 1985. These roles included serving as a global telecommunications strategist and senior investment banker from 1998 to 2007, and as head of Morgan Stanley's global telecommunications and media research team from 1994 to 1998. Prior to Morgan Stanley, Mr. Greenberg worked at Sanford C. Bernstein in investment research. Mr. Greenberg began his career as a regulator, working at the Federal Communications Commission and the National Telecommunications and Information Agency. Mr. Greenberg served as a director of Teleglobe from 2002 to 2005, and graduated from the University of Wisconsin in 1972.

Lawrence M. Ingeneri. Mr. Ingeneri has served as a Director since October 2006. Mr. Ingeneri is currently the Chief Financial Officer of mindSHIFT Technologies, Inc., an IT managed services provider which he joined in October 2003 and which was acquired in December 2011 by Best Buy, Inc. (NYSE: BBY). Prior to that time,

Mr. Ingeneri was employed by COLT Telecom Group plc, or COLT, a European telecommunications services company from July 1996 to December 2002. Mr. Ingeneri was the Chief Financial Officer of COLT from July 1996 to June 2002 and a member of the Board of Directors of COLT from June 2001 to June 2002. Mr. Ingeneri previously served as a director of mindSHIFT Technologies, Inc.

Timothy A. Samples. Mr. Samples has served as a Director since 2011. Since 2003, he has been a Principal at Sapience LLC, where he performs consulting work. From 2001 to 2002, Mr. Samples served as Chief Executive Officer, President and Chairman of the Board of Management for Completel N.V., a Dutch registered competitive local exchange carrier. From 2000 to 2001, Mr. Samples served as Chief Executive Officer and President of Firstmark Communications, a Pan-European broadband company with operations in seven Western European countries. From 1997 to 2000, Mr. Samples was the Chief Executive Officer of One2One, a GSM service operator created through a joint venture between MediaOne group and Cable & Wireless. From 1996 to 1997, Mr. Samples was responsible for the US domestic wireless business for US West Mediaone group, including their investments in PCS Primeco. From 1995 to 1996, Mr. Samples served as Vice President and General Manager for US West Cellular/Airtouch in Phoenix, Arizona. Prior to 1995, Mr. Samples held various management, sales and marketing positions with US West/MediaOne Group. Mr. Samples has previously served on the boards of directors of Syniverse, Pac-West, Focal, Genesys and Kabira Technologies. Mr. Samples holds a Bachelor's degree in Psychology from the University of Toledo.

Rian J. Wren. Mr. Wren has served as a Director since he joined us in February 2006. Mr. Wren served as our Chief Executive Officer from February 2006 until April 2011 and as our President from February 2006 until November 2010. Prior to joining us, Mr. Wren was the Senior Vice President and General Manager of Telephony for Comcast Cable from November 1999 to August 2005. Mr. Wren joined Comcast in 1999 and was named CEO of Broadnet, Comcast's international wireless company located in Brussels, Belgium in 2000. After returning to the United States, he served as the Senior Vice President and General Manager of Telephony for Comcast Cable Division. Prior to joining Comcast, Mr. Wren held several senior management positions at AT&T from 1978 to 1999, including President of the Southwest Region, and worked in the Consumer, Business, Network Services, and Network Systems Manufacturing divisions for more than 20 years. Mr. Wren holds a B.S. degree in Electrical Engineering from the New Jersey Institute of Technology and an M.S. in Management from Stanford University, which he attended as a Sloan Fellow.

ITEM 1A. RISK FACTORS

Risk Factors

Investing in our common stock involves a high degree of risk, and you should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could decline.

Risk Factors Related To Our Business

Our tandem services business faces competition from the traditional ILECs and increasing competition from certain other providers such as Level 3 Communications, Peerless Network, Hypercube and Intelepeer, and we expect to compete with new entrants to the tandem services market. In addition, our IP Transit and Ethernet service businesses face competition from many companies, including Level 3, Verizon, AT&T, Equinix, Tata, NTT, TeliaSonera and Cogent.

Our tandem (voice) services business faces competition from the traditional ILECs, other providers such as Level 3 Communications, Peerless Network, Hypercube and Intelepeer, and potentially from future entrants to the tandem services market. Please see Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements for a further description of certain litigation in which we were engaged with Peerless Network. Competition has intensified over the past several years, especially with Peerless Network, causing us to lose some traffic as well as significantly reduce certain rates we charge our customers in various markets, including with respect to our major customers in our largest markets. We expect significant competition in the tandem services market to continue, including as a result of the adoption of IP-based switching by telecommunications carriers, which is likely to increase competition from direct connections. See "—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" below.

Our IP Transit and Ethernet service businesses face competition from many companies, including Level 3, Verizon, AT&T, Equinix, Tata, NTT, TeliaSonera and Cogent.

Competition for IP Transit and Ethernet Service is fierce and has caused us to lose some traffic as well as significantly reduce the rates we charge our customers in various markets. Certain of our current and potential competitors have significantly more employees and greater financial, network, technical, marketing, research and development, intellectual property development and protection and other resources than us. Also, some of our current and potential competitors have greater name recognition that they can use to their advantage. Our competitors have charged rates that are below the rates we charge, at times substantially, and may continue to do so in the future. In addition, our competitors could bundle other services with their IP Transit, Ethernet or tandem services to compete with us or be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Furthermore, changes in technology have lowered the cost of entry into our business, which could promote additional competition. Existing or increased competition as described above could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could have a material and adverse effect on our business, prospects, financial condition and operating results.

The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections.

When there is a significant amount of traffic between two switches, there is an economic incentive to directly connect and remove the intermediate switching that we provide using our tandem switches. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the risk that they will increase the number of direct connect switch paths that exchange traffic and remove that traffic from our tandems. We believe that the frequency at which our customers are implementing these direct connections is increasing, even in the case of lower traffic volume switch pairs, and we expect this trend to continue in the future, which will cause us to experience a reduction in our revenue. Moreover, the risk of direct connections is continually increasing as more carriers move to an IP-based interface, because direct connecting between two IP-based carriers at one or only several points is less complex than establishing multiple direct connections between carriers' switch pairs, thus enabling more direct connections. Moreover, since these direct connections would connect networks, as opposed to switch pairs, the amount of traffic carried over such a direct connection could be significant. In addition, consolidation among telecommunications carriers can stimulate the risk of direct connections by increasing both the incentive and feasibility of establishing direct connections. For example, we have noticed that certain competitive carriers established direct connections following completion of a business combination. Increased competition from carriers establishing direct connections could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could have a material and adverse effect on our business, prospects, financial condition and operating results.

Regulatory developments could negatively impact our business.

The communications services industry is extensively regulated by the federal and state governments. As described below, various state regulatory authorities have asserted regulatory authority over the pricing of incumbent local exchange carriers' or ILECs' local transit services, and the FCC is considering whether to adopt price regulation for local transit services at present. Moreover, the FCC has adopted a multi-year plan to reduce and, in many instances, eliminate access charges. The FCC also is considering further changes to its regulations governing access charges. To the extent that transit or access rates are further reduced or capped, it could have an adverse impact on us.

Local Tandem Transit Service

Some state regulatory authorities assert jurisdiction over the provision of local tandem transit services, particularly the ILECs' provision of the service. Various states have initiated proceedings to examine the regulatory status of transit services. Some states have taken the position that transit service is an element of the "transport and termination of traffic" services that incumbent ILECs are required to provide at rates based on incremental costs under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. For example:

- A declaratory action was commenced in 2008 with the Connecticut Department of Public Utility Control, or the DPUC, pursuant to which a competitive carrier requested that the DPUC order the ILEC to reduce its transit rate to a cost-based rate similar to a rate offered by that ILEC in a different state or to a rate justified in a separate cost proceeding. In 2010, the DPUC ordered the ILEC to implement a new rate based on the ILEC's costs for transit. The ILEC has made this rate available to all of its customers. The ILEC appealed the DPUC's ruling to the appropriate federal court. We filed an amicus brief supporting the ILEC's position. The federal court issued a decision in the ILEC's appeal on May 6, 2011. The court affirmed the DPUC's decision to require the ILEC to reduce its transit rate to a cost-based rate for the competitive carrier that initiated the action at the DPUC. However, the court found that the DPUC could not require the ILEC to reduce its transit rates to other carriers without first allowing the carriers an opportunity to negotiate new rates under the terms of their contracts. The court also found that the DPUC's decision to require the ILEC to adopt an interim pricing level, without first allowing the ILEC the opportunity to negotiate, was arbitrary and capricious. The court held that, if the carriers do not reach agreement on rates, the DPUC can order the ILEC to charge cost-based rates. The ILEC has appealed the federal court's decision to the United States Court of Appeals for the Second Circuit. We have filed an amicus brief supporting the ILEC's position. We already lowered the rate we charge certain of our customers, in some cases substantially, as a result of the DPUC's ruling, which has had a significant impact on the profitability of our service in Connecticut.

- In 2005, the Michigan Public Service Commission revised the maximum allowable rate that AT&T could charge for transit service in Michigan based on AT&T's total element long run incremental cost, or TELRIC, which was significantly below the rate previously charged by AT&T (previously SBC Communications). This decision caused us to reduce the rate we charged for our transit service and had a significant impact on the profitability of our service in Michigan.
- In December 2008, the United States District Court for the District of Nebraska held that the Public Service Commission of Nebraska was correct in determining that the ILEC must provide transit service under the Telecommunications Act and that the Nebraska PSC did not err in ordering the ILEC to provide the service at TELRIC based rates.
- The Telecommunications Regulatory Board of Puerto Rico (the Puerto Rico Board), determined that the ILEC must provide transit service at a cost-based rate, and ordered the ILEC to submit a cost study in order to support the development of a cost-based rate. In addition to submitting the cost study, on September 23, 2009, the ILEC filed a motion seeking administrative review of the Puerto Rico Board's order in the Puerto Rico appellate court. In its motion, the ILEC alleges that the Puerto Rico Board's order constitutes a regulation and as such was not approved as required by provisions of Puerto Rico's Uniform Administrative Law.

If, as a result of any of these current proceedings or a different proceeding, the applicable ILEC is required to reduce or limit the rate it charges for local transit service, we would likely be forced to reduce our rate, perhaps substantially, or risk losing customer traffic, any of which could have a material adverse effect on our business, financial condition and operating results.

The FCC currently does not regulate the local transit services we offer. However, in 2001, the FCC initiated a proceeding to address intercarrier compensation issues, such as rules that govern the amount that one carrier pays to another carrier for access to the other's network. In November 2011, the FCC released an intercarrier compensation reform order. That order did not adopt price regulation for local transit service. However, the FCC is currently considering whether to adopt price regulation for local transit service as part of ongoing proceedings. Any changes to the intercarrier compensation rules related to local transit service could have a material and adverse effect on our business. For example, the FCC could change the pricing of local transit traffic, including lowering the rate, freezing the rate or establishing uniform rates, any of which could have a material adverse effect on our business, financial condition and operating results. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and any new rules could address those rights or obligations. If the FCC determines that a terminating carrier has the right to receive payments from us for terminating local transit traffic, it could have a material adverse effect on our business, financial condition and operating results.

Additionally, several proposals considered by the FCC in its intercarrier compensation proceeding have contained provisions that indirectly affect local transit traffic. For example, under current law, the originating carrier is typically responsible for paying the terminating carrier certain "terminating charges," such as reciprocal compensation charges, for access to the terminating carrier's network. As a result, we, as the intermediate transit provider, are not responsible for paying such terminating charges to a terminating carrier in connection with the transit services we offer. Previous FCC proposals, however, have required that we, as the transit provider, could be responsible for paying the highest lawful terminating charge to a terminating carrier if the terminating carrier received insufficient information for the terminating carrier to bill the originating carrier for that traffic. These amounts could be significantly larger than the rate we charge for providing the transit service associated with that traffic. Although the previous proposals also would allow us to recover from the originating carrier the same amount that we paid to the terminating carrier, in such an instance we would be faced with credit risks associated with collecting such amounts from the originating carrier, as well as possible disputes with both originating and terminating carriers regarding the appropriate amount due. In this event, if we were unable to recover amounts we paid to a terminating carrier or became involved in distracting and costly disputes with the originating carrier and/or the terminating carrier over the amount due, we could experience a material adverse effect on our business. Moreover, any final order could result in changes to the demand for our services or otherwise adversely impact our business, financial condition, operating results and growth opportunities in a manner that we have not presently identified.

Access Services

We also provide access services using our tandem switches. Access services are provided as a part of the origination and termination of long distance calls. The FCC regulates interstate access services and the states historically regulate intrastate access services. However, in the November 2011 intercarrier compensation reform order discussed above, the FCC approved reducing and ultimately eliminating both interstate and intrastate terminating access charges.

In the order, the FCC capped most access rates as of December 29, 2011. The FCC then required carriers to reduce their intrastate terminating end office rates that exceed the corresponding interstate rates by 1 / 2 of the difference between the rates in July 2012, and reduce those intrastate rates to parity with the interstate rates by July 2013. Thereafter, the FCC will require carriers to reduce their termination (and for some carriers also transport) rates to bill-and-keep within six years for price cap carriers, and nine years for rate of return carriers. The FCC has issued a further notice of proposed rulemaking transition for the remaining originating and transport rate elements.

Various states are also separately conducting proceedings to determine whether to decrease existing intrastate access charges.

If the FCC or any state lowers any access charges that we may charge our customers or we are unable to collect such charges, it could have a material and adverse effect on our business, financial condition, operating results or growth opportunities.

The telecommunications industry recently has seen an escalating rate of disputes among telephone carriers and other service providers over the extent of the obligation to pay access charges, particularly in cases where VoIP technology is used for all or some of the call transmission. The FCC order described above resolved certain elements of this issue on a prospective basis and holds that, VoIP calls will be subject to interstate access charges and/or reciprocal compensation. Certain aspects of the FCC order, however, have led to new disputes, such as the type and cost that may be charged for various elements of a VoIP call. If these new disputes are not timely resolved or are not resolved in our favor or if future rulings establish that we are not able to enforce all or a portion of our access tariffs with respect to VoIP or other types of calls, we could experience a material and adverse effect on our revenues, financial condition, operating results or growth opportunities.

As communications technologies and the communications industry continue to evolve, the statutes governing the communications industry or the regulatory policies of the FCC, state legislatures or agencies, or local authorities may change. If this were to occur, including pursuant to any of the proceedings discussed above, the demand and pricing for our services could change in ways that we cannot easily predict and our revenues could materially decline. These risks include the ability of the federal government, including Congress or the FCC, or state legislatures or agencies, or local authorities to:

- increase regulatory oversight over the services we provide, including limiting the prices we can charge;
- adopt or modify statutes, regulations, policies, procedures or programs that are disadvantageous to the services we provide, or that are inconsistent with our current or future plans, or that require modification of the terms of our existing contracts, including reducing the rates for our services;
- adopt or modify statutes, regulations, policies, procedures or programs in a way that causes changes to our operations or costs or the operations of our customers, including the pricing of our services to our customers;

- adopt or modify statutes, regulations, policies, procedures or programs in a way that causes a decrease in the amount of traffic our customers exchange with us or causes a change to our customers' traffic mix, which results in our customers using, on average, lower priced services; or
- increase or impose new or additional taxes or surcharges that are disadvantageous to the services we provide or cause a decrease in the amount of traffic our customers deliver to us.

We cannot predict when, or upon what terms and conditions, further U.S. federal, state or local regulation or deregulation might occur or the effect future regulation or deregulation may have on our business. The intercarrier compensation reform order released by the FCC in November 2011 has been appealed by several parties, and we cannot predict whether any such appeals might be successful. Any of these government actions could have a material adverse effect on our business, prospects, financial condition and operating results.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

As a result of competition, the average rates charged for voice services in the United States and IP Transit services globally have decreased significantly over the past several years. We believe that this trend is likely to continue for the foreseeable future.

In addition to the regulatory risks that could cause price decreases, the primary sources of pricing pressure include:

- competitors offering our customers services at reduced prices, at times substantially, or bundling and pricing services in a manner that makes it difficult for us to compete. For example, a competing provider of transit services might bundle transit with other services, such as inexpensive long distance services;
- customers with a significant volume of traffic have in the past and may in the future use their enhanced leverage in pricing negotiations with us. For example, from time to time, customers have requested that we reduce the prices we charge them or they will migrate their traffic to a competitor. Such requests may result in lowered pricing or lost traffic, either of which may adversely affect our business; and
- if our prices are too high, potential customers may find it economically advantageous to handle certain functions internally, such as exchanging voice traffic, using direct connections instead of using us.

If we are unable to offset the effects of any price reductions by carrying higher volumes of traffic, we could experience reduced revenues and gross margins, either of which could have a material and adverse effect on our business, prospects, financial condition and operating results.

If we do not efficiently and effectively integrate our recent acquisition of Tinet S.p.A. and any future business acquisitions, we may not fully realize the anticipated benefits from such acquisitions.

Achieving the anticipated benefits of our recent acquisition of Tinet and any future acquisitions will depend in part upon whether we can integrate Tinet's business with our existing business in an efficient and effective manner. The integration of Tinet and any future businesses that we may acquire involves a number of risks, including, but not limited to:

- demands on management related to the significant increase in size after the acquisition;
- the disruption of ongoing business and the diversion of management's attention from managing daily operations to managing integration activities, which may require coordinating geographically dispersed organizations, integrating and retaining personnel with disparate business backgrounds, and combining different corporate cultures;
- failure to anticipate the costs related to accounting and tax matters resulting from operating a global business, including with respect to the costs of hiring employees and professional consultants to comply with accounting and tax matters, as well as the payment of taxes imposed by various taxing authorities and disputes and audits related thereto;

- failure to fully achieve expected synergies and costs savings;
- unanticipated impediments in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls (including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002), procedures and policies;
- loss of customers or the failure of customers to order incremental services that we expect them to order;
- failure to provision services that are ordered by customers during the integration period;
- higher integration costs than anticipated; and
- difficulties in the assimilation and retention of highly qualified and experienced employees.

Successful integration of Tinet and any future acquired businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, obtain better terms from our vendors due to increased buying power, and eliminate redundant and excess costs to fully realize the expected synergies. Because of difficulties in combining geographically distant operations and systems which may not be fully compatible, we may not be able to achieve the financial benefits and growth we anticipate from the acquisitions.

In addition, acquisitions of businesses or other material operations may reduce our liquidity and capital resources and may require additional debt or equity financing, resulting in reduced financial resources, additional leverage or dilution of ownership. We may also need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities, neutrality-related risks or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We cannot be certain that we will realize our anticipated benefits from our acquisition of Tinet or any future acquired businesses, or that we will be able to efficiently and effectively integrate the acquired operations as planned. If we fail to efficiently and effectively integrate the acquired businesses and operations, experience increased operating costs, or fail to realize the benefits we anticipate, we could experience material adverse effects on our business, prospects, financial condition and operating results.

International regulatory developments could negatively impact our business.

Our international communications services, especially our voice services, are subject to significant international regulation. These regulations may affect both our international business and our existing and potential competitors. Delays in receiving required regulatory approvals (including approvals relating to commencing operations, approving acquisitions or financing activities), completing interconnection agreements with other carriers, or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on our international business. In addition, future legislative, judicial and regulatory agency actions could have a material adverse effect on our international business.

Our top five customers represent, in the aggregate, a substantial portion of our revenue.

Our top five customers, in the aggregate, represented approximately 51% of our total revenues during the year ended December 31, 2012. Our two largest customers, AT&T and Verizon, accounted for 26% and 10% respectively, of our total revenues during the year ended December 31, 2012. Certain of these customers have solicited or received proposals from other carriers to provide services that are the same as or similar to ours, and in some cases, have moved traffic to those competitors. In other cases, we have been required to substantially lower the rates we charge our customers to retain their traffic. As discussed in "—Our tandem services business faces competition from the traditional ILECs and increasing competition from certain other providers such as Level 3 Communications, Peerless Network, Hypercube and Intelepeer and we expect to compete with new entrants to the tandem services market … " above, competition has intensified over the past several years, and we expect this trend to continue. In addition, our contracts with these customers have no volume or exclusivity commitments and any customer is able to discontinue the use of all or a portion of our services at any time.

We may lose all or a portion of our business with any of these customers if we fail to meet our customers' expectations, including for performance and other reasons, or if another provider offers to provide the same or similar services at a lower cost. In addition, competitive forces resulting from the entrance of competing providers have created significant pricing pressure in certain of our largest markets with respect to all of our customers, including our top five customers. We expect this trend to continue.

Moreover, the recent economic downturn could result in a decrease in the amount of services customers purchase from us or delays or failures to pay for such services. For example, poor economic conditions could reduce both business and retail spending on telephone services which in turn could result in a reduction in our customers' demand for our services. Furthermore, financial pressure faced by our customers could result in mergers, acquisitions, liquidations or divestitures of all or a portion of our customers' businesses, which in turn could result in a reduction in the use of our services.

Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

During the year ended December 31, 2012, we terminated 60% of our voice traffic in the United States to five carriers.

Although we provide multiple services, we generate a significant portion of our revenue from voice services provided in the United States. During the year ended December 31, 2012, we delivered 60% of our voice traffic in the United States to five carriers. If for any reason we are unable to terminate voice traffic to any one of these five carriers or a material amount of any terminating traffic to any other carrier(s), we would be unable to generate revenue from our customer originating the calls to such terminating carriers, which could have a material adverse effect on our business, prospects, financial condition and operating results. Moreover, if any carrier refuses to accept voice traffic or conditions receipt on terms that are not favorable to us, regardless of what we believe is their legal obligation to do so, it could have a material adverse effect on our business, prospects, financial condition and operating result. See "Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' traffic to them" below. In 2012, we agreed to pay a carrier a significant amount to terminate certain long distance traffic to it. This agreement negatively affected our business. For a further discussion of that dispute, see Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements.

Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' voice traffic to them.

By operating as a voice common carrier, we benefit from certain legal rights established by federal and state statutes. We have used these rights to gain interconnection with the incumbent telephone companies. We have also used these rights to request interconnection with competitive carriers for the termination of traffic to carriers that decide for whatever reason not to utilize our service. While our experience has been that competitive carriers usually accommodate such requests, we have been involved in various state and federal regulatory proceedings against Level 3 and Verizon Wireless related to their refusal to continue to accept terminating local transit traffic. We entered into agreements resolving these disputes in 2008. If, however, any carrier in the future refuses to accept either access or local transit traffic over a direct connection or otherwise seeks to limit or condition our ability to terminate traffic on terms that are not favorable to us, it could have a material adverse effect on our business, prospects, financial condition and operating results. Moreover, even though we believe that we have the legal right to exchange traffic with carriers under reasonable terms and may seek to enforce that right in legal or regulatory proceedings, there can be no assurance that we would prevail. Our efforts therefore in any proceedings or responding to other actions could have an adverse impact on us if we do not prevail, or even if we do prevail, because of legal costs, diversion of management resources and other factors.

Our business requires the continued development of effective business support systems to implement customer orders, provide and bill for services, and pay for services we receive from our vendors.

Our business depends on our ability to continue to develop effective business support systems. We are currently expending significant resources to develop and enhance a web-based portal application in connection with providing our Ethernet services. In certain cases, the development of these business support systems is required to realize our anticipated benefits from our acquisition of Tinet. This can be a complicated undertaking that requires significant resources and expertise and support from third-party vendors. Business support systems are needed for:

- ordering services from our vendors and verifying that we are being charged the correct amount;
- quoting, accepting and inputting customer orders for services;
- provisioning, installing and delivering these services;
- monitoring the types of traffic carried over our network to determine profitability; and
- billing for these services.

Because our business plans provide for continued growth in the number of customers that we serve and the volume of services offered as well as the integration of Tinet's, and potentially other acquired companies', business support systems, there is a need to continue to develop our business support systems on a timely basis. The failure to continue to develop effective unified business support systems could affect our ability to implement our business plans and realize anticipated benefits from our acquisition of Tinet and therefore could have a material adverse effect on our business, prospects, financial condition and operating results.

If we are unable to manage our growth strategy, our business, prospects, financial condition and operating results could be adversely affected.

As part of our growth strategy, we recently began offering new services, such as international voice, IP Transit and Ethernet services. For a further description of our services see "—Business" above. As a result, our new service initiatives are critical components of our growth strategy.

We will face various risks associated with providing these new services, including risks relating to identifying, obtaining and integrating attractive network switch sites, suitable equipment or software, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, including the impact of regulation, many of which are beyond our control and all of which could delay our expansion into new markets or ability to offer new services. We may not be able to enter new markets or offer new services on a timely or profitable basis, if at all. Furthermore, revenues from our growth initiatives may be lower than anticipated. In addition, entering new markets and offering new services will increase our operating expenses, including lease expenses, expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, developing and implementing new systems and incurring additional depreciation expense. Furthermore, as our growth initiatives are implemented, we will be exposed to increased risks related to conducting operations outside of the United States, including currency exchange rate fluctuations, trade protection measures, difficulty in staffing, training and managing foreign operations, political and economic instability and diminished protection of intellectual property in some countries outside of the United States.

If we are unable to successfully manage our growth strategy, our business, prospects, financial condition and operating results could be adversely affected.

Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI, SBC-AT&T and, if consummated, T-Mobile-MetroPCS reduces the need for intercarrier transit services and may limit our growth opportunities.

Consolidation in the industry reduces the need for intercarrier transit services by reducing the number of carriers. As carriers merge, (i) the risks to our business of direct connections increases, see "—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" below, (ii) traffic that was carrier-to-carrier becomes intra-carrier traffic not normally addressable by us and (iii) in the case of consolidations involving an ILEC, such as AT&T or Verizon, previous transit traffic between competitive carriers and the carrier acquired by the ILEC now potentially becomes ILEC reciprocal compensation traffic and not transit traffic, and thus potentially not addressable by us. For example, as a result of the SBC-AT&T combination, beginning in the second quarter of 2006, the combined SBC and AT&T entity began reducing the amount of minutes of use processed by us. During our 2006 fiscal year, we processed approximately 55% fewer minutes from AT&T and SBC, as a combined entity, compared to our 2005 fiscal year. We have experienced growth notwithstanding this consolidation, but our ability to grow in the future could be adversely affected by greater consolidation.

Additionally, in connection with the 2006 merger of BellSouth Corp., or BellSouth, and AT&T, AT&T agreed not to seek an increase in its current local transit rates for existing transit customers for 42 months in the AT&T and BellSouth incumbent local exchange carrier service territories. While having no direct regulatory impact on us, such an agreement indirectly limits the rates we can charge for our transit service. Further consolidation in the industry could lead to similar agreements which would limit our ability to grow revenues and may materially affect our operating results.

If we are unable to manage our growth strategy, our business, prospects, financial condition and operating results could be adversely affected.

As part of our growth strategy, we recently began offering new services, such as international voice, IP Transit and Ethernet services. For a further description of our services see "—Business" above. As a result, our international and data traffic initiatives are critical components of our growth strategy.

We will face various risks associated with providing these new services, including risks relating to identifying, obtaining and integrating attractive network switch sites, suitable equipment or software, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, including the impact of regulation, many of which are beyond our control and all of which could delay our expansion into new markets or ability to offer new services. We may not be able to enter new markets or offer new services on a timely or profitable basis, if at all. Furthermore, revenues from our growth initiatives may be lower than anticipated. In addition, entering new markets and offering new services will increase our operating expenses, including lease expenses, expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems, complying with regulatory, tax and accounting requirements, and incurring additional depreciation expense. Furthermore, as our growth initiatives are implemented, we will be exposed to increased risks related to conducting operations outside of the United States, including currency exchange rate fluctuations, trade protection measures, difficulty in staffing, training and managing foreign operations, political and economic instability and diminished protection of intellectual property in some countries outside of the United States.

If we are not able to obtain and enforce patent protection for our methods and technologies, competitors may be more easily able to compete with us.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may not be able to obtain adequate patent protection and competitors would be more easily able to compete with us.

The process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once any patents have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. On June 12, 2008, we commenced a patent infringement action against Peerless Network, Inc. and John Barnicle in the United States District Court for the Northern District of Illinois to enforce our rights under a patent referred to as the '708 Patent (Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402). On September 2, 2010, the court hearing the case granted Peerless Network's motion for summary judgment. The court found that the '708 Patent was invalid in light of a prior patent. On December 13, 2011, the federal appellate court affirmed the finding that our patent is invalid, and on January 30, 2012, the appellate court denied our petition for rehearing of the December 13, 2011 ruling. We elected not to appeal this ruling. As a result, the district court's ruling that the '708 Patent is invalid has become final and non-appealable See Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements for a further description of this matter.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

If we are unable to obtain approval of any tariff, or any provision of a tariff is held to be invalid or suspended, we could be unable to enforce the relevant provisions of the tariff, including the right to collect money for delivered services.

We provide certain services, principally switched access services, pursuant to tariffs we have filed with the FCC and those states in which we operate. These tariffs essentially form the binding legal agreement under which we provide these services to certain customers, and include terms setting forth the pricing for the services, our right to collect amounts charged, and other customary terms related to the provision of the services, including provisions that limit our liability if we fail to properly provide a service. If we are unable to obtain approval of a tariff, or if a tariff is approved but it is later determined that a provision is invalid or unenforceable for any reason, such a determination could affect our ability to collect fees for any service we have provided, require us to refund payments previously received, or limit our ability to defend ourselves for services not provided in accordance with the tariff or otherwise. Any of the foregoing, or any other determination that a tariff provision is invalid or unenforceable, could materially and adversely affect our business, prospects, financial condition and operating results.

Failures or interruptions of our network and other network facilities or the loss of, or damage to, a network switch site or other network facilities could materially harm our revenues and impair our ability to conduct our operations.

We provide telecommunications services that are critical to the operations of our customers. Notably, our voice service is essential to the orderly operation of our customers' telecommunication systems because it enables competitive carriers to ensure that telephone calls are routed to the appropriate destinations, and our IP Transit and Ethernet services allow our customers to transmit data, which may be critical to their operation. Our network architecture is integral to our ability to process a high volume of traffic in a timely, reliable and effective manner. We could experience failures or interruptions of our network and services, or other problems in connection with our operations, as a result of:

- damage to, or failure of, our network software or hardware or our connections and outsourced service arrangements with third parties;
- errors in the processing of data by our systems;
- computer viruses or software defects or failures;
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorism, natural disasters and similar events;
- increased capacity demands or changes in systems requirements of our customers;
- provisioning, installing and delivering these services; and
- errors by our employees or third-party service providers.

If we cannot adequately protect the ability of our network to perform consistently at a high level or otherwise fail to meet our customers' expectations:

- we may be unable to provide and bill for services;
- we may experience damage to our reputation, which may adversely affect our ability to attract or retain customers for our existing services, and may also make it more difficult for us to market new services;
- we may be subject to significant damages claims, under our contracts or otherwise;
- our operating expenses or capital expenditures may increase as a result of corrective efforts that we must perform;
- our customers may postpone or cancel subsequently scheduled work or reduce their use of our services; or
- one or more of our significant contracts may be terminated early, or may not be renewed.

Any of these consequences would adversely affect our business, prospects, financial condition and operating results.

We may not have sufficient redundant systems or backup facilities to allow us to receive and process traffic in the event of a loss of, or damage to, a network switch site or other network facilities. We could lose, or suffer damage to, a site in the event of power loss, natural disasters such as fires, earthquakes, floods, hurricanes and tornadoes, telecommunications failures, such as transmission cable cuts, or other similar events that could adversely affect our customers' ability to access our services. Further, widespread business closings or failures or interruptions in telecommunications services of other carriers as a result of power loss, natural disasters, telecommunications failures and other similar events, including but not limited to Hurricane Sandy and its aftermath, may result in a reduction of minutes of voice traffic switched or data traffic carried for which service is generally provided. Any such loss, damage or reduction in voice minutes or data traffic could interrupt our operations, materially harm our revenues and growth and require significant cash expenditures to correct the issues caused by such loss or damage.

Our international operations and investments expose us to risks that could have a material adverse effect on our business.

We have operations and investments outside of the United States that expose us to risks inherent in international operations. These include:

- general economic, social and political conditions;
- the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;
- tax rates in some foreign countries may exceed those in the U.S., or we may be exposed to claims or liability for not paying all taxes in a foreign country;
- possible fluctuation in foreign currency exchange rates, which could adversely affect our results of operations and the value of our international assets and investments;
- the possibility that foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;
- difficulties and costs of compliance with foreign laws and regulations that impose restrictions on our investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;
- political or social instability and terrorism;
- difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and
- changes in U.S. laws and regulations relating to foreign trade and investment.

Failure to develop and introduce new services could affect our ability to compete in the industry.

We routinely develop, test and introduce new communications services that are delivered over our communications network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on reaching mutually acceptable terms with vendors and on vendors meeting their obligations in a timely manner. In addition, new service offerings may not be widely accepted by our customers. If our new service offerings are not widely accepted by our customers, we may terminate those service offerings and we may be required to impair any assets or technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services in a timely manner, our business could be materially adversely affected.

We have a limited operating history as a company and as a provider of communications services in a rapidly evolving market. If we are unable to overcome the difficulties frequently encountered by new companies in rapidly evolving markets, our business could be materially harmed.

We began our operations in February 2004. We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by new companies in rapidly evolving markets. This includes developing new services as we now provide services in many of the major and mid-size U.S. markets to most of the largest carriers. In order to overcome these risks and difficulties, we must, among other things:

- generate sufficient usage of our network by our customers;
- maintain and attract a sufficient number of customers to our network to achieve and sustain profitability;
- execute our business strategy successfully, including successful development and provision of new services and integration of acquired operations;
- manage our expanding operations; and
- upgrade our technology, systems and network infrastructure to accommodate increased traffic volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by new companies in rapidly evolving markets could adversely affect our operating results which could impair our ability to raise capital, expand our business or continue our operations.

Economic conditions could cause a material reduction in the amount of traffic we carry on our network.

We generate the majority of our revenue by charging carriers on a per minute of use or per megabit basis for the traffic we carry on our network. If weakening economic conditions result in decreased spending on telecommunications services (or a decrease in the subscriber base at our customers), the amount of traffic we carry on our network on behalf of our customers could decrease. Furthermore, financial pressure faced by our customers could result in mergers, acquisitions, liquidations or divestitures of all or a portion of our customers' businesses, which in turn could result in a reduction in the use of our services. A reduction from these or other economic related causes could have a material and adverse effect on our business, financial condition and operating results.

We could experience material variances in our revenues due to events outside of our control.

We could experience material variances in our revenues due to events both under and outside of our control. For example, we could experience a material decline in the traffic that we process due to holidays or other seasonal variability, the timing of direct connects established between our customers, installation delays, the implementation of routing changes and traffic outages. If one or more of these events occur, especially with respect to one or more of our larger customers, it would cause a material decrease in our revenues and have a material adverse effect on our business, prospects, financial condition and operating results.

We may be unable to complete suitable acquisitions, or we may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

In the future, we may selectively pursue acquisitions to grow our business. We do not currently have any commitments, contracts or understandings to acquire any specific businesses or other material operations. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. See "We may be unable to obtain additional equity or debt financing to execute our business plan and, if additional financing is not available, we may need to limit, scale-back or cease our operations" below. We depended upon equity financings, as well as borrowing under a credit facility, to meet our cash requirements after we commenced operations in February 2004, neither of which may be available to us in the future on favorable terms, if at all. See "We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale-back or cease our operations" below. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business.

Our ability to sell our services depends in part on the quality of our support and service offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and operating results.

Once our services are deployed, our customers depend on our support organization to resolve any issues. A high level of support is critical for the successful marketing and sale of our services. If we do not effectively assist carriers in deploying our services, succeed in helping carriers quickly resolve post-deployment issues and provide effective ongoing support, it will adversely affect our ability to sell our services. In addition, if we complete acquisitions, enter new geographic territories or expand our service offerings, it may become more difficult for us to provide these support services. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business, prospects, financial condition and operating results.

Security breaches also adversely affect our business and our customers' confidential information or personal data, which could result in us being subject to legal liability and our reputation could be harmed.

Our network equipment and facilities may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to our switch sites, network equipment or facilities or our databases, a security or privacy breach could result in an interruption of service or reduced quality of service, which could cause harm to our business and reputation and could result in a loss of customers. Any breach of security relating to our customers' confidential information or personal data could result in legal liability to us and a reduction in use of our services or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from our customers that is stored in our files and on our systems. Similarly, we receive sensitive information that has historically been maintained as a matter of confidence with our customers.

We currently have procedures in place to ensure the confidentiality of our customers' information. However, our procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to protect adequately information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our customers may grow as we expand our business and increase the amount of information that we possess. If we fail to maintain adequately our customers' confidential information, some of our customers could end their business relationships with us and we could be subject to legal liability.

The failure of the third-party software and equipment we use in providing our voice services could cause interruptions or failures of our systems.

We incorporate hardware, software and equipment and license technologies developed by third parties in providing our voice, IP Transit, Ethernet and hosted services. Our third-party vendors include, among others, Cisco, Juniper and Sonus Networks for our switches, Cisco and Oracle for our database systems and software, and various network services suppliers, such as AT&T, Verizon, Qwest, and Transaction Network Services and various competitive access providers, for our transport and Signaling System 7 services. As a result, our ability to provide services depends in part on the continued performance and support of the third-party services and products on which we rely and the respective vendors' rights to license services and products to us, including without any third-party claims for intellectual property infringement. If any third-party services, equipment or products are not provided to us or experience failures or have defects, or the third parties that supply the services, equipment or products fail to provide adequate support due to financial problems they face or for any other reason, this could result in or exacerbate an interruption or failure of our systems or services. Any such failure or interruption could have a material adverse effect on our business, prospects, financial condition and operating results and expose us to claims by customers.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our network switch sites are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in the northeast region of the United States in 2003 and in the southeast region of the United States in 2005, and limitations of adequate power resources. Power outages, which last beyond our backup and alternative power arrangements, could reduce our revenue and otherwise harm our business and expose us to claims by customers. Moreover, we may not be able to pass on to our customers significant increases in the cost of power we obtain.

We generally do not have minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in the volume of traffic we handle.

We earn revenues for the vast majority of the services that we provide on a per minute of use or per megabit basis. We generally do not have minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in the volume of traffic we handle. As a result, if our customers cease, or participants reduce, their usage of our services from their current levels, our revenues and results of operations will immediately suffer because there is no contractual requirement for the purchase of our services. For example, as discussed above, certain of our customers have migrated voice services to a competitor that has been offering our customers lower pricing in certain of our largest and other markets. See "—Our tandem services business faces competition from the traditional ILECs and increasing competition from certain other providers such as Level 3 Communications, Peerless Network and Hypercube, and we expect to compete with new entrants to the tandem services market..." above. If such migration continues, or our customers develop internal systems to address their traffic needs, including direct connections in the case of voice services, or if the cost of such transactions makes it impractical for a given carrier to use our services, we may experience a reduction in transaction volumes, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Failure to comply with neutrality positioning could result in loss of significant business.

We have positioned ourselves as a neutral third-party provider of services (that is, we generally do not compete with any of our customers in any of their core businesses). Our failure to continue to adhere to this neutrality positioning may result in lost sales or non-renewal of contracts, any one of which could have a material adverse effect on our business, prospects, financial condition and operating results. For example, we provide national transit services and tandem access services in the United States, each of which are long distance services and which can be viewed by some of our customers as being competitive with certain of the services they provide. Likewise, we may provide our Ethernet services to an enterprise user in competition with certain of our carrier customers.

Our senior management is important to our customer relationships, and the loss of one or more of our senior managers could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our customers and our regulators contribute to our ability to maintain good customer relations and affect regulatory changes. The loss of one or more key members of senior management could impair our ability to identify and secure new contracts and otherwise to manage our business, any one of which could have a material adverse effect on our business, prospects, financial condition and operating results.

We must recruit and retain skilled employees to succeed in our business.

We believe that an integral part of our success is our ability to recruit and retain employees who have advanced skills related to the services that we provide or plan to provide and who work well with our customers in the regulated environment in which we operate. In particular, we must hire and retain employees with the technical expertise and industry knowledge necessary to maintain and continue to develop our operations and effectively manage our growing sales and marketing organization to ensure the development of new services and growth of our operations. Our future success depends on the ability of our sales and marketing organization to establish direct sales and to develop new services. The employees with the technical and other skills we require are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees at all levels, our ability to maintain and grow our business could be negatively impacted.

We may be unable to obtain additional equity or debt financing to execute our business plan and, if additional financing is not available, we may need to limit, scale-back or cease our operations.

We depended upon equity financings, as well as borrowings under a credit facility, to meet our cash requirements after we commenced our operations in February 2004. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, existing cash, cash equivalents and short-term investments. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may require additional financing sooner than anticipated. Additional equity or debt financing may result in the incurrence of additional leverage or dilution to our stockholders.

In addition, we may seek additional funding in the future through public or private equity and debt financings. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan and could face the following or other risks:

- we may not be able to expand or acquire complementary businesses;
- we may not be able to continue to meet customer demand for service quality, availability and competitive pricing;
- we may be forced to reduce our operations;
- we may be forced to reduce our headcount;
- we may not be able to develop new services or otherwise respond to changing business conditions or competitive pressures; and
- we may not be able to adequately maintain or upgrade our systems and technology.

As a result, our business, operating results and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

If we do not maintain or generate significant revenues, we may not remain profitable.

We expect to incur significant future expenses, particularly with respect to the development of new services, deployment of additional infrastructure, expansion in strategic markets and additional legal, regulatory and compliance costs. To remain profitable, we must continue to increase the usage of our services by our customers and attract new customers. We must also deliver superior service to our customers, mitigate the effects of consolidation and develop and commercialize new products and services. We may not succeed in these activities and fail to generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A substantial portion of our revenues are derived from fees that we charge our customers based on their usage. Therefore, a decline in their usage or the prices we charge for our services could materially impact our future revenues and profits.

As a result of our special cash dividend, our cash balance has decreased significantly, which may adversely affect our ability to operate and expand our business.

On October 30, 2012, we paid a special cash dividend in the amount of $3.00 per share, or $96.7 million in the aggregate.

The resulting reduction in our cash position may reduce our flexibility to operate our business as we have in the past, including our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities as they arise. If we do not generate sufficient revenues for any of the reasons discussed elsewhere in these "Risk Factors," we may cease being profitable, and may have difficulty paying our bills as they become due. If this occurs, or if we default on any of our payment obligations, or if we were unable to obtain necessary liquidity, our business could be adversely affected. See "—A reduction in our cash position or changes in our capital structure, including our level of indebtedness and the terms of such indebtedness, could adversely affect our business and liquidity position" below.

If we do not adapt to rapid technological change in the communications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change and frequent new service offerings. Significant technological changes could make our technology and services obsolete, too costly or inefficient on a relative basis. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our services to meet changing customer needs. We cannot ensure that we will be able to adapt to these challenges or respond successfully or in a cost-effective way. Our failure to do so could adversely affect our ability to compete and retain customers or market share. Many existing and emerging companies are providing, or propose to provide, competing services using new technologies. Furthermore, the increased adoption of IP switching technologies could increase the competition we face from direct connections. See "—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" above. Our future revenues and profits will depend on our ability to provide value added service(s) to competitive carriers. If we are unable to provide these service(s), whether as a result of technology changes or otherwise, we could experience a material adverse effect on our business, prospects, financial condition and operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Others may allege that we are infringing upon their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and operating results.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our network, offering our services or using certain of our systems for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies, is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our network, use the affected systems or market the affected services. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our network or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

From time to time we have received and we may in the future receive notices or inquiries from other companies regarding our services or the manner in which we operate our network suggesting that we may be infringing a pre-existing patent or we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. As we have in the past, we will actively review the request and determine whether there is any validity to the request and seek to resolve the matter. Litigation over patent rights and other intellectual property rights is not uncommon with respect to network technologies, and sometimes involves patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence. There can be no assurance that holders of patents will not pursue any claim against us in the future if they believe their patents are being infringed by our network or service offerings.

Risk Factor Related To Our Internal Controls Over Financial Reporting

We have Identified a Material Weakness in Our Internal Controls Over Financial Reporting. If We Do Not Maintain Effective Internal Controls Over Financial Reporting, We Could Fail to Accurately Report Our Financial Results.

We have identified a material weakness in our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a deficiency or a combination of deficiencies in internal control over financial reporting such that there is reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. We did not effectively design and perform control activities to prevent or detect material misstatements that might exist in our presentation of the income tax consequences associated with the impairment of goodwill, intangible and long-lived assets. Specifically, the review performed by our corporate accounting and tax group of the consolidated tax processes and procedures did not provide for adequate and timely identification of the income tax impacts arising from the impairments. In light of this material weakness in internal control over financial reporting, we concluded that our financial reporting controls and procedures were not effective as of December 31, 2012. For further discussion please see Item 9A(b) below.

Subsequent to year-end, the Company has developed a remediation plan to address the material weakness. The plan includes enhancing our preparation and review procedures regarding the tax consequences of complex and infrequent transactions, which may include supplementing our resources through the use of an independent consultant with sufficient expertise in the proper accounting and income tax treatment of complex and infrequent transactions. While we believe that our remediation plan will strengthen our internal control over financial reporting and should remediate the material weakness we have identified, if our remediation efforts are insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, they may adversely affect our ability to record, process, summarize and report financial information timely and accurately and, as a result, our financial statements may contain material misstatements or omissions. Such material weakness could result in regulatory scrutiny, cause investors to lose confidence in our reported financial condition, materially affect the market price of our stock, and otherwise materially adversely affect our business and financial condition.

Risk Factors Related To Our Common Stock

Our common stock has only traded since November 2, 2007 and our stock price is likely to be volatile.

Our common stock has only traded since November 2, 2007. The market prices for securities of telecommunications companies have historically been volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- the passage of various laws and governmental regulations governing communications-related services and internet-related services;
- a decrease in our cash position;
- a decrease in the amount of traffic we carry or the rates we charge for such traffic, whether from competition or otherwise;
- the failure to develop new services or successfully manage our growth strategy;
- the failure of or disruption to our physical infrastructure or services;
- conditions or trends in the internet, technology and communications industries;
- the addition or departure of any key employees;
- the level and quality of securities research analyst coverage of our common stock;
- changes in the estimates of our operating performance or changes in recommendations of us by any research analyst that follow our stock or any failure to meet the estimates made by research analysts;
- litigation involving ourselves, including our granted or any future patents, or our general industry or both;
- investors' general perception of us, our services, the economy and general market conditions;
- developments or disputes concerning our patents or other proprietary rights;
- the announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; and
- other factors discussed within these "Risk Factors".

If any of these factors cause an adverse effect on our business, operating results or financial condition, the price of our common stock could fall. In addition, public announcements by our competitors regarding, among other things, their performance, strategy, accounting practices, or legal problems could cause the price of our common stock to decline regardless of our actual operating performance.

A reduction in our cash position or changes in our capital structure, including our level of indebtedness and the terms of such indebtedness could adversely affect our business and liquidity position.

A reduction in our cash balance may adversely affect our ability to operate and expand our business. See "—As a result of our special cash dividend, our cash balance has decreased significantly, which may adversely affect our ability to operate and expand our business" above.

We have entered into a $15 million revolving credit facility and have no plans to draw on the facility at this time. We may incur additional debt in the future or increase our level of indebtedness from time to time for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Future consolidated indebtedness levels could materially affect our business by:

- requiring a substantial portion of our cash flow from operations to be dedicated to interest payments on such indebtedness, and thereby not available for other purposes;
- materially limiting or impairing our ability to obtain further financing;
- reducing our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and
- further limiting our ability to pay dividends.

In addition, any credit agreement may limit our ability to enter into various transactions. If we were to default on any of our debt obligations, or if we were unable to obtain necessary liquidity, our obligation to repay such debt would become due and payable immediately and our business could be adversely affected.

Anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our amended and restated certificate of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares to thwart a takeover attempt;
- prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;
- require that directors only be removed from office for cause and by the affirmative vote of the holders of at least 66 2 / 3 % of the total votes eligible to be cast in the election of directors;
- require that vacancies on the Board of Directors, including newly created directorships, be filled only by a majority vote of directors then in office;
- limit who may call special meetings of stockholders;
- authorize the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval, subject to the rules and regulations of The NASDAQ Stock Market;
- prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and
- establish advance notice requirements for nominating candidates for election to the Board of Directors or for proposing matters.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Section 203 regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located at 550 W. Adams Street, Suite 900, Chicago, Illinois 60661, where we lease approximately 27,000 square feet of office space.

In addition, we have four additional corporate office leases, three of which are located outside of the U.S. and one of which is located in the U.S. We also lease 30 other facilities, 29 of which are located in the U.S. and one of which is located outside of the U.S., to house our switching equipment.

Below is the list of our leased corporate spaces and properties to house our switching equipment.

- North America: Atlanta, Georgia; Boston, Massachusetts; Charlotte, North Carolina; Chicago, Illinois; Cincinnati, Ohio; Cleveland, Ohio; Columbus, Ohio; Dallas, Texas; Denver, Colorado; Detroit, Michigan; Houston, Texas; Indianapolis, Indiana; Jersey City, New Jersey; Los Angeles, California; Miami, Florida; Milwaukee, Wisconsin; Minneapolis, Minnesota; Newark, New Jersey; New York, New York; Orlando, Florida; Philadelphia, Pennsylvania; Phoenix, Arizona; Portland, Oregon; San Francisco, California; Seattle, Washington; St. Louis, Missouri; Tampa, Florida; Vienna, Virginia; and Puerto Rico
- Europe: Frankfurt, Germany; Cagliari, Italy; and Milan, Italy

We believe our existing facilities are adequate for our current needs in our existing markets and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for information on legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has traded on The Nasdaq Global Market under the symbol "IQNT" (prior to February 7, 2012, the symbol was "TNDM") since November 2, 2007. Prior to that time, there was no public market for our common stock.

The following table sets forth the high and low closing sale prices per share for our common stock, for the periods indicated as regularly reported by The Nasdaq Global Market:

2012	High	Low
First Quarter	$12.77	$10.60
Second Quarter	$13.68	$11.08
Third Quarter	$13.92	$ 9.38
Fourth Quarter	$ 9.29	$ 2.15
2011	**High**	**Low**
First Quarter	$18.36	$13.70
Second Quarter	$17.42	$14.41
Third Quarter	$17.49	$ 9.27
Fourth Quarter	$11.10	$ 9.12

Holders of Record

On January 31, 2013, there were approximately 48 registered holders of record of our common stock. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to determine the exact number of beneficial stockholders represented by these record holders, but we believe that there were approximately 10,462 beneficial owners of our common stock as of January 31, 2013.

Dividends

On October 5, 2012, we declared a special cash dividend of $3.00 per outstanding share of common stock, or $96.7 million in the aggregate. The special dividend was paid on October 30, 2012. We currently do not pay regular dividends on our outstanding stock. The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects and such other factors as our Board of Directors may deem relevant. We do not anticipate paying any dividends on our common stock in the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative 62-month total return provided stockholders on Inteliquent's common stock relative to the cumulative total returns of the NASDAQ Composite Index and the NASDAQ Telecommunications Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on November 2, 2007, the first day of trading of our common stock, and its relative performance is tracked through December 31, 2012. The NASDAQ Telecommunications Index contains securities of NASDAQ-listed companies classified as Telecommunications and Telecommunications Equipment according to the Industry Classification Benchmark. They include providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by Inteliquent under the Securities Act of 1933 or the Exchange Act.

COMPARISON OF CUMULATIVE TOTAL RETURN
(Based upon an initial investment of $100 on November 2, 2007, the first day of trading of our common stock, with dividends reinvested)


$200
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Neutral Tandem

Issuer Purchases of Equity Securities

On February 16, 2010, we announced that our Board of Directors authorized the repurchase of up to $25.0 million of our outstanding common stock as part of a stock repurchase program. During 2010, we repurchased approximately 0.6 million shares for $9.6 million under the program at an average cost of $15.78 per share. The stock repurchases are accounted for under the cost method whereby the entire cost of the repurchased and retired shares, net of par value, was recorded to additional paid-in capital.

On February 21, 2011, we announced that our Board of Directors authorized the repurchase of up to $50.0 million of our outstanding common stock as part of a stock repurchase program. On April 18, 2011, we entered into a letter agreement with Spotlight Advisors, LLC, George Allen and Clinton Group, Inc. on behalf of themselves and their respective affiliated funds, persons and entities, pursuant to which we agreed, subject to certain conditions, to convert our existing $50.0 million discretionary stock repurchase program into a modified "Dutch auction" tender offer. In 2011, we repurchased approximately 3.1 million shares at a price of $16.25 per share, for a total cost of $50.1 million, exclusive of related fees and expenses. The modified "Dutch auction" tender offer expired on June 13, 2011. The common shares purchased pursuant to the tender offer represented approximately 8.9% of the common shares outstanding as of June 10, 2011. We funded the purchase of the common shares in the tender offer using cash on hand. The shares were not retired as of December 31, 2011. The stock repurchases are accounted for under the cost method whereby the entire cost of the repurchased shares was recorded to treasury stock.

During 2012, we did not repurchase any of our outstanding common stock. On August 7, 2012, we announced that our Board of Directors has authorized the repurchase of up to $50 million of our outstanding common stock as part of a stock repurchase program. The program will expire in three years. We may repurchase shares through open market, negotiated or block transactions. We do not currently plan to repurchase any stock under the stock repurchase program. We intend to conduct any stock repurchase activities in compliance with the safe harbor provisions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The stock repurchase program will be subject to market conditions and does not obligate us to repurchase any dollar amount or number of shares of our common stock, and the program may be extended, modified, suspended or discontinued at any time.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. The selected consolidated statements of operations data for the years ended December 31, 2012, 2011, and 2010 and the selected consolidated balance sheets data as of December 31, 2012 and 2011 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this annual report on Form 10-K. The selected consolidated statements of operations data for the fiscal years ended December 31, 2009 and 2008 and the selected consolidated balance sheets data as of December 31, 2010, 2009 and 2008 are derived from, and are qualified by reference to, our audited consolidated financial statements that are not included in this annual report on Form 10-K. The historical results presented below are not necessarily indicative of future results.

	Years Ended December 31				
(In thousands, except per share amounts)	**2012**	**2011**	**2010(2)**	**2009(2)**	**2008(2)**
Statements of Operations					
Revenue	**$275,453**	$268,284	$199,826	$168,906	$120,902
Operating expense					
Network and facilities expense (excluding depreciation and amortization)	**126,590**	108,279	69,119	50,648	40,327
Operations	**48,446**	42,024	28,343	19,798	16,929
Sales and marketing	**16,097**	13,599	4,969	1,996	1,940
General and administrative	**27,293**	27,972	24,287	17,958	12,104
Depreciation and amortization	**29,749**	29,366	19,062	14,594	14,023
Carrier settlement	**9,000**	—	—	—	—
Impairment of fixed assets	**16,149**	—	—	—	195
Impairment of goodwill and intangibles	**75,340**	—	—	—	—
Loss (gain) on disposal of fixed assets	**732**	439	(82)	(53)	(11)
Total operating expense	**349,396**	221,679	145,698	104,941	85,507
Income (loss) from operations	**(73,943)**	46,605	54,128	63,965	35,395
Other expense (income)					
Interest expense	**—**	—	4	293	924
Interest income	**(10)**	(42)	(202)	(801)	(3,474)
Other expense (income)	**(121)**	437	128	(370)	1,131
Foreign exchange loss (gain)	**422**	421	(888)	—	—
Total other expense (income)	**291**	816	(958)	(878)	(1,419)
Income (loss) before income taxes	**(74,234)**	45,789	55,086	64,843	36,814
Provision for income taxes	**3,915**	18,732	22,478	23,528	12,794
Net income (loss)	**$(78,149)**	$ 27,057	$ 32,608	$ 41,315	$ 24,020
Net income (loss) per share:					
Basic (1)	**$ (2.54)**	$ 0.83	$ 0.98	$ 1.25	$ 0.76
Diluted (1)	**$ (2.54)**	$ 0.82	$ 0.97	$ 1.22	$ 0.72
Weighted average number of shares outstanding:					
Basic	**30,798**	32,780	33,157	33,156	31,790
Diluted	**30,798**	33,195	33,634	33,912	33,236
Dividends paid per share:	**$ 3.00**	$ —	$ —	$ —	$ —

(In thousands)	December 31 2012	2011	2010(2)	2009 (2)	2008(2)
Balance Sheet Data:					
Cash and cash equivalents	**$ 31,479**	$ 90,279	$ 106,674	$161,411	$110,414
Total current assets	**86,725**	147,152	154,786	205,959	131,335
Total assets	**145,600**	302,810	315,527	256,590	195,843
Total current liabilities	**45,054**	33,633	32,943	11,602	10,904
Long term obligations, including current portion	**—**	—	—	235	3,196
Total liabilities	**46,507**	43,132	44,244	15,759	15,977
Total preferred stock	**—**	—	—	—	—
Total shareholders' equity	**99,093**	259,678	271,283	240,831	179,866
Cash Flow Data:					
Cash flows provided by operating activities	**$ 61,569**	$ 57,714	$ 60,512	$ 56,396	$ 35,152
Cash flows used for investing activities	**(25,716)**	(22,459)	(104,812)	(16,379)	(41,136)
Cash flows used for financing activities	**(95,049)**	(51,553)	(10,346)	10,980	4,378

(1) Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of preferred shares, stock options, non-vested shares and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.

(2) As Tinet was acquired on October 1, 2010, there is no activity related to Tinet for the years 2009 and 2008. The activity included in 2010 relates only to the period from the October 1, 2010 acquisition date to December 31, 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains "forward-looking statements" that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K are forward-looking statements. The words "anticipates," "believes," "efforts," "expects," "estimates," "projects," "proposed," "plans," "intends," "may," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that might cause such differences include, but are not limited to: the effects of competition, including direct connects, and downward pricing pressure resulting from such competition; our regular review of strategic alternatives; the impact of current and future regulation, including intercarrier compensation reform enacted by the Federal Communications Commission; the risks associated with our ability to successfully develop and market new services, many of which are beyond our control and all of which could delay or negatively affect our ability to offer or market new services; the risk that our business and the Tinet S.p.A. business will not be integrated successfully; technological developments; the ability to obtain and protect intellectual property rights; the impact of current or future litigation; the potential impact of any future acquisitions, mergers or divestitures; natural or man-made disasters, including the effects of Hurricane Sandy and its aftermath on our business; the ability to attract, develop and retain executives and other qualified employees; changes in general economic or market conditions, including currency fluctuations; financing facilities and related availability and terms; changes in our capital structure, including but not limited to the reduction of our cash balance that occurred in connection with the October 2012 payment of a special cash dividend, and other important factors included in our reports filed with the Securities and Exchange Commission, particularly in the "Risk Factors" section of this Annual Report on Form 10-K and included elsewhere in this report. Furthermore, such forward-looking statements speak only as of the date of this report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

We provide voice, IP Transit, and Ethernet telecommunications services primarily on a wholesale basis. We offer these services using an all-IP network, which enables us to deliver global connectivity for a variety of media, including voice, data and video. Our solutions enable carriers and other providers to deliver telecommunications traffic or other services where they do not have their own network or elect not to use their own network. These solutions are sometimes called "off-net" services. We also provide our solutions to customers, such as content providers, who also typically do not have their own network. We were incorporated in Delaware on April 19, 2001 and commenced operations in 2004.

Voice Services

We provide voice interconnection services primarily to competitive carriers, including wireless, wireline, cable and broadband telephony companies. Competitive carriers use our tandem switches to interconnect and exchange local and long distance traffic between their networks without the need to establish direct switch-to-switch connections. Competitive carriers are carriers that are not Incumbent Local Exchange Carriers, or ILECs, such as AT&T, Verizon and Qwest.

Prior to the introduction of our local voice service, competitive carriers generally had two alternatives for exchanging traffic between their networks. The two alternatives were exchanging traffic through the ILEC tandems or directly connecting individual switches, commonly referred to as "direct connects." Given the cost and complexity of establishing direct connects, competitive carriers often elected to utilize the ILEC tandem as the method of exchanging traffic. The ILECs typically required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth, and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier's costs.

The tandem switching services offered by ILECs consist of local transit services, which are provided in connection with local calls, and switched access services, which are provided in connection with long distance calls. Under certain interpretations of the Telecommunications Act of 1996 and implementing regulations, ILECs are required to provide local transit services to competitive carriers. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs are also required to offer switched access services to competing telecommunications carriers under the Telecommunications Act of 1996 and implementing regulations. ILECs generally set per minute rates and other charges for switched access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. In November 2011, the FCC released an order setting forth a multi-year transition plan that will reduce, and ultimately lead to elimination of, terminating switched access charges. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

A loss of ILEC market share to competitive carriers escalated competitive tensions and resulted in an increased demand for tandem switching. Growth in intercarrier traffic switched through ILEC tandems created switch capacity shortages known in the industry as ILEC "tandem exhaust," where overloaded ILEC tandems became a bottleneck for competitive carriers. This increased call blocking and gave rise to service quality issues for competitive carriers.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem. By utilizing our managed tandem service, our customers benefit from a simplified interconnection network solution that reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

Following the introduction of our services, we began to face competition from other non-ILEC carriers, including Level 3, Hypercube, Peerless Network, and Intelepeer. Over the past several years, competition has intensified causing us to lose traffic as well as significantly reduce certain rates we charge our customers in various markets, including with respect to our major customers. For a further discussion see "Risk Factors—Our tandem services business faces competition from the traditional ILECs and increasing competition from certain other providers such as Level 3 Communications, Peerless Network, Hypercube and Intelepeer and we expect to compete with new entrants to the tandem services market..." in Item 1A below.

According to the Local Exchange Routing Guide, an industry standard guide maintained by Telcordia that is used by carriers, there are approximately 1.61 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 902.2 million, or 56% of the total 1.61 billion, telephone numbers assigned primarily to competitive carriers; that is, all carriers that are not ILECs.

We have signed voice services agreements with major competitive carriers and non-carriers and operated in 189 markets as of December 31, 2012. During 2012, our network carried 132.0 billion minutes of traffic. As of December 31, 2012, our network was capable of connecting calls to an estimated 575.4 million telephone numbers assigned to carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. In 2008, we began offering terminating switched access services and originating switched access services. Switched access services are provided in connection with long distance calls. Our terminating switched access services allows interexchange carriers to send calls to us and we then terminate those calls to the appropriate terminating carrier in the local market in which we operate. Our originating switched access service allows the originating carrier in the local market in which we operate to send calls to us that we then deliver to the appropriate interexchange carrier that has been selected to carry that call. In both instances, the interexchange carrier is our customer, which means that it is financially responsible for the call. On October 1, 2010, we acquired Tinet S.p.A. (Tinet), an Italian corporation that operates a global IP backbone network. As a result, our current service offerings include the capability of switching and carrying local, long distance and international voice traffic.

Data and International Services

On October 1, 2010, we acquired Tinet, an Italian corporation. Tinet was founded in Cagliari, Italy in 2002. Tinet provides IP Transit and Ethernet services primarily to carriers, service providers and content providers worldwide.

With this acquisition, we evolved from a primarily U.S. voice interconnection company into a global IP-based network services company focused on delivering global connectivity for a variety of media, including voice, data and video. The acquisition expanded our IP-based network internationally, enabling global end-to-end delivery of wholesale voice, IP Transit and Ethernet solutions.

We have IP Transit and Ethernet service agreements with over 1,000 customers in over 80 countries. In 2012, we carried over 32 terabits per second of customer IP traffic. We have over 120 points of presence (POPs) where we operate our equipment in carrier neutral facilities. Our core IP Transit network uses all Juniper equipment, which reduces complexity and allows for faster service deployment, easier customer support and spare management flexibility.

Hosted Services

In 2011, we began to offer hosted services. A hosted service is an application (such as software) that we "host" on our network enabling our customer to avoid the capital expenses associated with purchasing the equipment and associated software licenses that they would need to provide the service to themselves. During the year ended December 31, 2012, we ceased offering hosted services. As the equipment has no further use in the Company's network we recorded an asset impairment charge of $2.9 million.

Revenue

We generate revenue from sales of our voice, IP Transit and Ethernet services. Revenue is recorded each month based upon documented minutes of traffic switched or data traffic carried for which service is provided, when collection is probable. Voice revenue is recorded each month on an accrual basis based upon minutes of traffic switched by our network by each customer, which we refer to as minutes of use. The rates charged per minute are determined by contracts between us and our customers or by filed and effective tariffs.

Minutes of use of voice traffic increase as we increase our number of customers, increase the penetration of existing markets, either with new customers or with existing customers, and increase our service offerings. The minutes of use decrease due to direct connection between existing customers, consolidation between customers, a customer using a different interconnection provider or a customer experiencing a decrease in the volume of traffic it carries.

The average fee per minute of voice traffic varies depending on market forces and type of service, such as switched access or local transit. The market rate in each market is based upon competitive conditions along with the switched access or local transit rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average.

Our service solution incorporates other components beyond switching. In addition to switching, we generally provision trunk circuits between our customers' switches and our network locations at our own expense and at no direct cost to our customers. We also provide quality of service monitoring, call records and traffic reporting and other services to our customers as part of our service solution. Our per-minute fees are intended to incorporate all of these services.

IP Transit revenue is recorded each month on an accrual basis based upon bandwidth used by each customer. The rates charged are the total of a monthly fee for bandwidth (the Committed Traffic Rate) plus additional charges for the sustained bandwidth used monthly in excess of the Committed Traffic Rate and measured with industry standard 95th percentile criteria.

Ethernet services revenue is comprised of both Ethernet Private Line (EtherCloud® P2P) and Ethercloud Extension (EtherCloud E2E) revenues. EtherCloud P2P revenue is recorded each month on an accrual basis based upon bandwidth used by each customer. The rates charged are the total of a monthly fee for bandwidth (the Committed Traffic Rate) plus additional charges for the sustained bandwidth used monthly in excess of the Committed Traffic Rate and measured with industry standard 95th percentile criteria. EtherCloud E2E revenue is recorded each month on an accrual basis based upon bandwidth used by each customer. The rates charged are usually a flat monthly fee for bandwidth (the Committed Traffic Rate) but sometimes there are additional charges for the sustained bandwidth used monthly in excess of the Committed Traffic Rate and measured with industry standard 95th percentile criteria.

Our revenues are affected by certain events such as holidays, the unpredictable timing of direct connects between our customers, and installation and implementation delays. These factors can cause our revenue to both increase or decrease unexpectedly. See "Risk Factors—Risks Factors Related to Our Business—We could experience material variances in our revenues."

Operating Expense

Operating expenses include network and facilities expense, operations expenses, sales and marketing expenses, general and administrative expenses, depreciation and amortization, carrier settlement, impairment of fixed assets, impairment of goodwill and intangibles, and the gain or loss on the disposal of fixed assets.

Network and Facilities Expense. Our network and facilities expenses include transport capacity, or circuits, and signaling network costs for voice services, transport capacity for our data services, facility rents and utilities, together with other costs that directly support the POPs. We do not defer or capitalize any costs associated with the start-up of new POPs. The start-up of an additional POP can take between three months to six months. During this time we typically incur facility rent, utilities, payroll and related benefit costs along with initial non-recurring installation costs. Revenues generally follow sometime after the sixth month.

Network transport costs typically occur on a repeating monthly basis, which we refer to as recurring transport costs, or on a one-time basis, which we refer to as non-recurring transport costs. Recurring transport costs primarily include monthly usage and other charges from telecommunication carriers and are related to the circuits utilized by us to connect to our customers. As our traffic increases, we must utilize additional circuits. Non-recurring transport costs primarily include the initial installation of such circuits. Facility rents include the leases on our POPs, which expire through February 2025. Additionally, we pay the cost of all the utilities for all of our POP locations.

Operations Expenses. Operations expenses include payroll and benefits for our POP location personnel as well as individuals located at our offices who are directly responsible for maintaining and expanding our network. Other primary components of operations expenses include repair and maintenance, property taxes, property insurance and supplies.

Sales and Marketing Expense. Sales and marketing expenses represent the smallest component of our operating expenses and primarily include personnel costs, sales bonuses, marketing programs and other costs related to travel and customer meetings.

General and Administrative Expense. General and administrative expenses consist primarily of compensation and related costs for personnel and facilities associated with our executive, finance, human resource and legal departments and fees for professional services. Professional services principally consist of outside legal, audit, tax and transaction costs.

Depreciation and Amortization Expense. Depreciation and amortization expense for fixed assets is applied using the straight-line method over the estimated useful lives of the assets after they are placed in service, which are five years for network equipment and test equipment, three years for computer equipment, computer software and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the respective leases, whichever is shorter. Intangible assets, which consist of.customer relationships, have a definite life and are amortized on an accelerated basis based on the discounted cash flows recognized over their estimated useful lives (15 years).

Carrier settlement. Carrier settlement expenses include charges related to dispute settlements with customers.

Impairment of Fixed Assets. The carrying value of property and equipment is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operation. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by estimating future cash flows associated with the asset.

Loss (Gain) on Disposal of Fixed Assets. We have disposed of network equipment in connection with converting to new technology and computer equipment to replace old or damaged units. When there is a carrying value of these assets, we record the write-off of these amounts to loss on disposal. In some cases, this equipment is sold to a third party. When the proceeds from the sale of equipment identified for disposal exceeds the asset's carrying value, we record a gain on disposal.

Other Expense (Income). Other expense (income) includes interest expense and income, as well as foreign exchange gain or loss resulting from changes in exchange rates between the functional currency and the foreign currency in which the transaction was denominated.

Income Taxes. Income tax provision includes U.S. federal, state and local, and foreign income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

See "Risk Factors" for certain matters that may bear on our future results of operations.

Patent Protection

Our ability to maintain profitability or positive cash flow depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

Any resulting increased competition may cause price decreases. If we are unable to offset the effects of any price reductions by carrying higher volumes of traffic, we could experience reduced revenues and gross margins.

On June 12, 2008, we commenced a patent infringement action against Peerless Network, Inc. and John Barnicle in the United States District Court for the Northern District of Illinois to enforce our rights under the '708 Patent (Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402) . On September 2, 2010, the court hearing the case granted Peerless Network's motion for summary judgment. The court found that the '708 Patent was invalid in light of a prior patent. On December 13, 2011, the federal appellate court affirmed the finding that our patent is invalid, and on January 30, 2012, the appellate court denied our petition for rehearing of the December 13, 2011 ruling. We elected not to appeal this ruling. As a result, the district court's ruling that the '708 Patent is invalid has become final and non-appealable. See Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements for a further description of this matter.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States of America. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expense during a fiscal period. The Securities and Exchange Commission (SEC) considers an accounting policy to be critical if it is important to a company's financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our Board of Directors, and the audit committee has reviewed our related disclosures in this annual report. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected.

Revenue Recognition

We generate revenue from sales of our voice, IP Transit and Ethernet services. We maintain tariffs and executed service agreements with each of our customers in which specific fees and rates are determined. Revenue is recorded each month based upon documented minutes of traffic switched or internet transit for which service is provided, when collection is probable. We provide voice interconnection service primarily to large, well-established competitive carriers, including wireless, wireline, cable and broadband telephony providers and internet connectivity services to other network operators.

Accounting for Income Taxes

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors. During the year 2012 we recorded a valuation allowance of $9.1 million against our net deferred income tax asset of which $6.9 million related to our foreign subsidiary and $2.2 million related to our domestic operations.

Income tax provision includes U.S. federal, state and local, and foreign income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

We recognize the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Our policy is to include interest and penalties associated with income tax obligations in income tax expense.

Stock-Based Compensation

We currently record stock-based compensation expense in connection with any grant of options or non-vested shares to our employees and independent contractors. We measure compensation cost for our stock options and non-vested shares at fair value.

The fair value of stock options is determined using the Black-Scholes valuation model. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

The fair value of the non-vested shares is determined using our closing stock price on the grant date. Compensation cost, measured using the grant date fair value and net of estimated forfeiture rate, is recognized over the requisite service period on a straight-line basis.

Stock-based employee compensation is reflected in the statement of income. All options and non-vested shares granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant.

Goodwill Impairment

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment at least annually during the fourth quarter of each year, or more frequently if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. Our reporting units are the Americas; Europe, Middle East & Africa (EMEA) and Asia Pacific (APAC). In October 2011, we established the Americas, EMEA and APAC reporting units as part of an internal reorganization. Before October 2011, we operated as one reporting unit. The goodwill impairment test (Step-one) is based upon the estimated fair value of our reporting units compared to the net carrying value of assets and liabilities. We determine the fair value of our reporting units by combining two valuation methods, a discounted future cash flow analysis (DCF) and market value comparisons.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity in determination of the fair value of the reporting units in Step-one, and, if necessary in Step-two, the allocation of the fair value to identifiable assets and liabilities. Estimating a reporting unit's projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including long-term rate of revenue growth, operating margin, including operating, sales and marketing, general and administrative expense rates, capital expenditures, allocation of shared or corporate items, among other factors. These estimates are based on internal current operating plans and long-term forecasts for each reporting unit. These projected cash flow estimates are then discounted, which necessitates the selection of an appropriate discount rate. The discount rates selected reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit. The market value comparisons of fair value require the selection of appropriate peer group companies. In addition, we analyze differences between the sum of the fair value of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums. In Step-two, the fair value allocation requires several analyses to determine fair value of assets and liabilities including, among others, customer relationships and property, plant and equipment.

In the fourth quarter of 2012, we performed our annual goodwill impairment test. Factors that we considered in the fourth quarter when estimating the fair value of the reporting units included (i) a decline in our common stock price beginning late in the third quarter of 2012 and sustained through the date of this filing, which required an increase in the discount rate used in the present value calculation in order to reconcile our market capitalization to the aggregate estimated fair value of all of our reporting units and (ii) the carrier dispute that was settled in the fourth quarter 2012. We performed an impairment test of goodwill for each of our reporting units. The quantitative goodwill impairment test Step 1 was based upon the estimated fair value of our reporting units compared to the net carrying value of assets and liabilities of the reporting units. We used internal discounted cash flow estimates and considered market value comparisons to determine fair value. Because the fair value of the reporting units was below their carrying value, including goodwill, we performed an additional fair value measurement to determine the amount of impairment loss.

Based on the analysis discussed above, we recorded goodwill impairment charges in each of our three reporting units, which in total, resulted in a charge of $49.5 million. As a result we have no goodwill remaining on our balance sheet as of December 31, 2012.

Impairment of Long-Lived and Other Assets. The carrying value of long-lived assets, including amortizable intangible assets and property and equipment, are reviewed whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is generally determined by comparing projected undiscounted cash flows to be generated by the asset, or appropriate grouping of assets, to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted. Determining the extent of an impairment, if any, typically requires various estimates and assumptions including using management's judgment, cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, we use internal cash flow estimates, quoted market prices and appraisals as appropriate to determine fair value. Actual results could vary from these estimates. In addition, the remaining useful life of the impaired asset is revised, if necessary.

The recent decline in our stock price and related market capitalization created an indication of potential impairment. We utilized Accounting Standards Codification 360 Property, Plant and Equipment (ASC 360) guidance to test the long-lived assets for realizability. We determined that the lowest level of our cash flow generation is our reporting units which are the Americas, EMEA and APAC. During ASC 360 Step 1, we compared the undiscounted cash flows attributable to each reporting unit over the projection period of five years based upon the estimated useful life of the primary asset group which was the Company's property and equipment, plus an estimate of terminal value to its book value. The sum of the undiscounted cash flows was less than the carrying value of the net assets for each reporting unit. This indicated that we failed Step 1 and were required to complete Step 2 under ASC 360 guidance that would quantify the impairment amount. During ASC 360 Step 2, we fair valued the assets using three generally considered approaches: the Cost, Income and Market Approaches. Based on the value indications derived from the application of these approaches, an opinion of value was estimated using expert judgment within the confines of the appraisal process. As a result of the Step 2 analysis, we recorded a property and equipment impairment charge of $13.2 million. This impairment was allocated to the property and equipment on a pro-rata basis using the relative carrying amounts of these assets, except where such allocation would reduce the carrying value of the asset below its fair value. As part of the ASC 360 Step 2, we fair valued our intangible assets. We applied the Excess Earnings Method, a form of the Income Approach, to estimate the value of the customer based intangible assets for each reporting unit. Based on the analysis, we concluded that the intangible assets had no value and accordingly an impairment charge of $25.8 million was recorded. Prior to the impairment charges the intangible assets, which consisted of customer relationships, had a definite life and were amortized on an accelerated basis based on the discounted cash flows recognized over their estimated useful lives (15 years). In addition, during the year ended December 31, 2012, we ceased offering hosted services. As the equipment has no further use in our network, we recorded an asset impairment charge of $2.9 million.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2012, 2011 and 2010:

NEUTRAL TANDEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Year Ended December 31		
	2012	2011	2010
Revenue	**$275,453**	$268,284	$199,826
Operating expense			
Network and facilities expense (excluding depreciation and amortization)	**126,590**	108,279	69,119
Operations	**48,446**	42,024	28,343
Sales and marketing	**16,097**	13,599	4,969
General and administrative	**27,293**	27,972	24,287
Depreciation and amortization	**29,749**	29,366	19,062
Carrier settlement	**9,000**	—	—
Impairment of fixed assets	**16,149**	—	—
Impairment of goodwill and intangibles	**75,340**	—	—
Loss (gain) on disposal of fixed assets	**732**	439	(82)
Total operating expense	**349,396**	221,679	145,698
Income (loss) from operations	**(73,943)**	46,605	54,128
Other expense (income)			
Interest expense	**—**	—	4
Interest income	**(10)**	(42)	(202)
Other expense (income)	**(121)**	437	128
Foreign exchange loss (gain)	**422**	421	(888)
Total other expense (income)	**291**	816	(958)
Income (loss) before income taxes	**(74,234)**	45,789	55,086
Provision for income taxes	**3,915**	18,732	22,478
Net (loss) income	**$(78,149)**	$ 27,057	$ 32,608
Net income per share:			
Basic	**$ (2.54)**	$ 0.83	$ 0.98
Diluted	**$ (2.54)**	$ 0.82	$ 0.97
Weighted average number of shares outstanding:			
Basic	**30,798**	32,780	33,157
Diluted	**30,798**	33,195	33,634
Dividends paid per share:	**$ 3.00**	$ —	$ —

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue of $275.5 million for the year ended December 31, 2012 increased $7.2 million, or 2.7%, from $268.3 million for the year ended December 31, 2011. The increase in revenue of $7.2 million was due to a $2.9 million increase in revenue generated from our voice business and an increase of $4.3 million related to an increase in data revenue.

The increase in voice revenue was primarily due to the increase in minutes of use to 132.0 billion in the year ended December 31, 2012 from 130.4 billion minutes in the year ended December 31, 2011, an increase of 1.2%. The increase in data revenue was primarily due to an increase of traffic to 32.7 terabits processed in the year ended December 31, 2012 from 22.4 terabits processed in the year ended December 31, 2011. Offsetting the increase in terabits was a decrease in the average fee from $2.91 per megabit for the year ended December 31, 2011 to $2.12 per megabit for the year ended December 31, 2012.

The average fee per voice minute was $0.0016 for both the years ended December 31, 2012 and December 31, 2011.

Operating Expenses. Operating expenses of $349.4 million for the year ended December 31, 2012 increased $127.7 million from $221.7 million in the year ended December 31, 2011. Operating expenses represented 126.8% and 82.6% of revenue for the year ended December 31, 2012 and 2011, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses. Network and facilities expenses of $126.6 million for the year ended December 31, 2012, or 46.0% of revenue, increased from $108.3 million for the year ended December 31, 2011, or 40.4% of revenue. The increase in network and facilities expense was due to changes in the mix of the voice services we provide and an increase in our IP Transit and Ethernet traffic.

Operations Expenses. Operations expenses of $48.4 million for the year ended December 31, 2012, or 17.6% of revenue, increased $6.4 million compared to $42.0 million for the year ended December 31, 2011, or 15.7% of revenue. The primary contributors to an increase in 2012 were: (i) a $2.9 million increase in repairs and maintenance charges, of which $1.7 million was due to our hosted service offering which was ceased during third quarter of 2012, (ii) a $1.9 million increase in payroll and benefits charges driven by employee severance charges, (iii) a $1.7 million increase in non-cash share-based compensation and (iv) a $0.8 million increase in rent and contract labor charges. Expenses of $0.8 million were included in 2011, resulting from the settlement of a dispute with landlord. The increase in non-cash share-based compensation was primarily due to the accelerated vesting of options and non-vested shares related to Surendra Saboo stepping down from an executive position with the Company during fourth quarter of 2012, as further discussed in Note 11 to the condensed consolidated financial statements—"Stock Options and Non-vested Shares".

Sales and Marketing Expense. Sales and marketing expense of $16.1 million for the year ended December 31, 2012, or 5.8% of revenue, increased from $13.6 million for the year ended December 31, 2011, or 5.1% of revenue. The increase of $2.5 million in sales and marketing expenses for the year ended December 31, 2012, was primarily due to an increase of $1.6 million in payroll and benefits driven by higher headcount throughout 2012 when compared to 2011, as well as $0.6 million of marketing fees related to the Company re-branding.

General and Administrative Expense. General and administrative expense decreased to $27.3 million for the year ended December 31, 2012, or 9.9% of revenue, compared to $28.0 million for the year ended December 31, 2011, or 10.4% of revenue. The decrease of $0.7 million in general and administrative expenses for the year ended December 31, 2012, was primarily due to a $3.6 million decrease in non-cash share based compensation, partially offset by: (i) a $1.6 million increase in other compensation related charges driven by severance charges recorded in the fourth quarter of 2012, (ii) a $0.7 million increase in accounting and tax fees and (iii) a $0.5 million increase in legal fees. The decrease in non-cash share-based compensation was primarily due to the accelerated vesting of options and non-vested shares related to the retirement of Rian Wren during the first quarter of 2011, partially offset by the accelerated vesting of options and non-vested shares related to Rob Junkroski stepping down from the executive position with the Company during fourth quarter of 2012, as further discussed in Note 11 to the condensed consolidated financial statements—"Stock Options and Non-vested Shares".

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $29.7 million for the year ended December 31, 2012, or 10.8% of revenue, compared to $29.4 million for the year ended December 31, 2011, or 10.9% of revenue. The increase of $0.3 million in our depreciation and amortization expense resulted from capital expenditures primarily related to the expansion of POP capacity in existing markets and the installation of POP capacity in new markets, as we expand our data services.

Carrier Settlement. On December 3, 2012, we and a large customer definitively agreed to settle a dispute. As part of the settlement, we made a one-time payment of $9.0 million to the customer. In expectation of this settlement, we previously recorded a $9.0 million expense in the third quarter of 2012.

Impairment Charges. During the year ended December 31, 2012, we recorded property and equipment and intangible assets impairment charges of $13.2 million and $25.8 million, respectively, as a result of the impairment test performed during fourth quarter of 2012. The results of the test are further described in Note 4 "Property and Equipment" and Note 9 "Goodwill and Intangible, Net". In addition, we ceased our hosted services offering during the year-ended December 31, 2012. As the equipment has no further use in our network we recorded an asset impairment charge of $2.9 million to write-off the related assets. During the same period in 2011, no impairments were recognized. During the year ended December 31, 2012, we recorded a goodwill impairment charge of $49.5 million. As a result of this charge we do not carry goodwill on our balance sheet as of December 31, 2012. No impairment of goodwill was recorded in the year ended December 31, 2011.

Other (Income) Expense. Other expense was $0.3 million in the year ended December 31, 2012, compared to other expense of $0.8 million for the year ended December 31, 2011. Other expense in 2012 includes $0.4 million foreign exchange losses as part of foreign business operations. Other expense in 2011 includes $0.3 million of expenses incurred related to the modified "Dutch auction" tender offer to repurchase common shares during the second quarter of 2011 and $0.4 million foreign exchange losses as part of foreign business operations.

Provision for Income Taxes. Provision for income taxes was $3.9 million for the year ended December 31, 2012, a decrease of $14.8 million compared to $18.7 million for the year ended December 31, 2011. The effective tax rate at December 31, 2012 was (5.3) % compared to the effective tax rate at December 31, 2011 of 40.9%. This difference results significantly from the non-deductible impairment of goodwill, valuation allowance relating to the foreign deferred tax assets of Tinet SpA and the valuation allowance relating to the Illinois Edge Credit deferred tax asset.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue of $268.3 million for the year ended December 31, 2011 increased $68.5 million, or 34.3%, from $199.8 million for the year ended December 31, 2010. A portion of the increase in revenues was due to the acquisition of Tinet, which generated $65.2 million in revenues for the full year of 2011 compared with $16.1 million during the fourth quarter of 2010. This increase accounts for $49.1 million or 71.8% of the annual increase. The remaining increase in revenue of $19.4 million, or 28.2% was primarily due to an increase in voice minutes of use billed to 130.4 billion minutes processed for the year ended December 31, 2011 from 108.5 billion minutes processed in the year ended December 31, 2010, an increase of 21.9 billion minutes, or 20.2%. The number of minutes carried over our network increased as a result of the entry into 10 new markets in 2011 and further penetration of current markets and customers.

The number of voice markets in which we operated increased to 189 at December 31, 2011 from 179 at December 31, 2010. The average fee per voice minute for the year ended December 31, 2011 of $0.0016 decreased from the December 31, 2010 amount of $0.0017.

Operating Expenses. Operating expenses of $221.7 million for the year ended December 31, 2011 increased $76.0 million from $145.7 million in the year ended December 31, 2010, or 82.6% and 72.9% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses. Network and facilities expenses of $108.3 million for the year ended December 31, 2011, or 40.4% of revenue, increased from $69.1 million for the year ended December 31, 2010, or 34.6% of revenue. Of this increase, $24.3 million was the network and facilities expenses incurred by Tinet during the year ended December 31, 2011 compared with only three months of activity during the year ended December 31, 2010. Due to the nature of the IP Transit and Ethernet business, higher network and facilities expenses are expected and we anticipate this percentage will continue to increase as we reflect increased activity for these businesses.

The remaining increase of $14.9 million in our network and facilities expenses were primarily due to an increase in the number of switch locations we connect, increasing by 58 switch locations to 2,108 switch locations at December 31, 2011 from 2,050 switch locations at December 31, 2010. As noted above, our billed voice minutes of use were up 20.2%, causing an increase to our network and facilities expense. As the expenses to process the increase in minutes has increased, while the voice rate per minute has decreased, the percentage to revenue for 2011 has increased compared to 2010.

Operations Expenses. Operations expenses of $42.0 million for the year ended December 31, 2011, or 15.7% of revenue, increased $13.7 million compared to $28.3 million for the year ended December 31, 2010, or 14.2% of revenue. Of this increase, $9.4 million is due to operations expenses of Tinet during the full year of 2011 compared with only three months of activity in 2010. The remaining increase in our operations expenses primarily resulted from an increase of $0.3 million related to non-cash compensation, and an increase of $1.5 million in payroll and benefits due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network. In addition, during the year, we settled a dispute with a landlord for $0.8 million.

Sales and Marketing Expense. Sales and marketing expense of $13.6 million for the year ended December 31, 2011, or 5.1% of revenue, increased from $5.0 million for the year ended December 31, 2010, or 2.5% of revenue. Of this increase, $5.9 million is due to sales and marketing expenses of Tinet during the full year of 2011 compared with only three months of activity in 2010. Due to the nature of the IP Transit and Ethernet business, higher sales and marketing expenses are incurred and we anticipate this percentage will continue to increase as we increase activity for our IP Transit and Ethernet business. The remaining increase in our sales and marketing expenses primarily resulted from an increase of $0.4 million related to non-cash compensation, and an increase of $1.8 million in payroll and benefits due to an increase in the number of employees in the sales force as we expand the sale of IP Transit and Ethernet in the Americas.

General and Administrative Expense. General and administrative expense increased to $28.0 million for the year ended December 31, 2011, or 10.4% of revenue, compared to $24.3 million for the year ended December 31, 2010, or 12.2% of revenue. Of this increase, $3.1 million is due to the acquisition of Tinet. The remaining increase in our general and administrative expenses of $0.6 million was primarily due to a $4.3 million increase in non-cash compensation, a $1.0 million increase in payroll and benefits, partially offset by a decrease of $3.6 million in professional fees and $1.7 million in consulting fees. The increase in non-cash compensation was primarily due to the accelerated vesting of options and non-vested shares related to the retirement of Rian Wren, as further discussed in Note 11 to the consolidated financial statements—"Stock Options and Non-vested Shares". The professional fees and consulting fees were lower in 2011 as the 2010 fees included the Tinet acquisition related costs.

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $29.4 million for the year ended December 31, 2011, or 10.9% of revenue, compared to $19.1 million for the year ended December 31, 2010, or 9.5% of revenue. Of this increase, $7.5 million was due to the depreciation and amortization of Tinet assets during the year ended December 31, 2011 compared with only three months of activity in 2010. The remaining increase in our depreciation and amortization expense related to an increase of $2.8 million in our depreciation expense resulted from capital expenditures primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets.

Other (Income) Expense. Other expense was $0.8 million in the year ended December 31, 2011, compared to other income of $1.0 million for the year ended December 31, 2010. Other expense in 2011 included $0.3 million of expenses incurred related to the modified "Dutch auction" tender offer to repurchase common shares during the second quarter of 2011 and $0.4 million foreign exchange losses as part of foreign business operations. Other income in 2010 included a gain of $1.9 million on two forward currency contracts entered into during the third quarter to reduce our currency exchange rate risk from the acquisition of Tinet on October 1, 2010. In addition, we recognized $0.9 million related to foreign exchange losses, as a result of a decrease in the Euro to dollar exchange rate during the fourth quarter of 2010.

Provision for Income Taxes. Provision for income taxes was $18.7 million for the year ended December 31, 2011, a decrease of $3.8 million compared to $22.5 million for the year ended December 31, 2010. The effective tax rate at December 31, 2011 was 40.9% compared to the effective tax rate at December 31, 2010 of 40.8%.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operations, the sale and issuance of equity and our initial public offering completed in November 2007. Our primary ongoing sources of liquidity are our cash flows from operations. Our principal uses of cash have been capital expenditures for network equipment, working capital, repurchases of common shares, our acquisition of Tinet on October 1, 2010 and dividends paid on October 31, 2012. We anticipate that our principal uses of cash in the future will be for capital expenditures for network equipment and working capital.

At December 31, 2012, we had $31.5 million in cash and cash equivalents, and $1.0 million in restricted cash. In comparison, at December 31, 2011, we had $90.3 million in cash and cash equivalents and $1.0 million in restricted cash. Cash and cash equivalents consist of highly liquid money market mutual funds. The restricted cash balance is pledged as collateral for certain commercial letters of credit.

Working capital at December 31, 2012 was $41.7 million compared to $113.5 million at December 31, 2011.

Our capital expenditures of $26.0 million, $22.0 million and $18.4 million in the years ended December 31, 2012, 2011 and 2010, respectively, related primarily to the installation of network equipment in existing and new locations. Capital expenditures for 2013 are expected to be between $20 million and $25 million.

We believe the cash flow from operating activities, in addition to cash and cash equivalents currently on-hand, will be sufficient to fund our operations, including our anticipated growth plans, for the foreseeable future.

We regularly review acquisitions and strategic investments, which may require additional debt or equity financing. We currently do not have any pending agreements with respect to any acquisitions or strategic investments which would require additional debt or equity financing.

The following table sets forth components of our cash flow for the following periods:

(In thousands)	Year Ended December 31 2012	2011	2010
Cash flows provided by operating activities	**$ 61,569**	$ 57,714	$ 60,512
Cash flows used for investing activities	**$(25,716)**	$(22,459)	$(104,812)
Cash flows used for financing activities	**$(95,049)**	$(51,553)	$ (10,346)

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2012 was $61.6 million, compared to $57.7 million for the year ended December 31, 2011. Operating cash inflows are largely attributable to payments from customers which are generally received between 35 to 45 days following the end of the billing month. Operating cash outflows are largely attributable to personnel related expenditures, and facility and network maintenance costs. The increase in operating cash flow reflected a decrease in accounts receivable and an increase in accrued liabilities, partially offset by lower operating earnings driven mainly by increased network and facilities expenses, as well as the payment of $9.0 million to settle a dispute with one of our largest customers. For further discussion of that dispute, see Note 8 "Commitments and Contingencies—Legal Proceedings" in Notes to Consolidated Financial Statements.

Net cash provided by operating activities for the year ended December 31, 2011 was $57.7 million, compared to $60.5 million for the year ended December 31, 2010. The slight decrease in operating cash flow reflected lower operating earnings, offset by the timing of cash collections. The timing of payments remained the same.

Cash flows from investing activities

Net cash used for investing activities for the year ended December 31, 2012 was $25.7 million, compared to $22.5 million for the year ended December 31, 2011. Investing cash outflows are primarily related to purchases of network equipment and the timing of purchases and redemptions of short-term and long-term investments. We also use cash to support letters of credit required by certain facility landlords and other vendors. The increase in net cash used for investing activities was the result of the higher capital expenditures.

Net cash used for investing activities for the year ended December 31, 2011 was $22.5 million, compared to $104.8 million for the year ended December 31, 2010. Investing cash outflows were primarily related to the acquisition of Tinet on October 1, 2010, purchases of network equipment and the timing of purchases and redemptions of short-term and long-term investments. We also use cash to support letters of credit required by certain facility landlords and other vendors. The decrease in net cash used for investing activities was primarily the result of the $103.1 million acquisition of Tinet during 2010, partially offset by a $17.1 million decrease in proceeds from the redemption of auction rate securities and a $3.6 million increase in cash flows used for the purchase of network equipment.

Cash flows from financing activities

Net cash used by financing activities for the year ended December 31, 2012 was $95.0 million, compared to $51.6 million for the year ended December 31, 2011. The changes in cash flows from financing activities primarily related to a special cash dividend of $3.00 per outstanding share of common stock, or $96.7 million, paid during fourth quarter of 2012 and the completion of a modified "Dutch auction" tender offer during the second quarter of 2011, pursuant to which the Company repurchased approximately 3.1 million common shares at a price of $16.25 per share, for a total cost of $50.1 million, excluding related fees and expenses. The Company funded the dividend payment and the purchase of common shares in the tender offer using cash on hand.

Net cash used by financing activities for the year ended December 31, 2011 was $51.6 million, compared to $10.3 million for the year ended December 31, 2010. The changes in cash flows from financing activities primarily related to the completion of a modified "Dutch auction" tender offer during the second quarter of 2011, pursuant to which the Company repurchased approximately 3.1 million common shares at a price of $16.25 per share, for a total cost of $50.1 million, excluding related fees and expenses. The Company funded the purchase of common shares in the tender offer using cash on hand. During 2010, we repurchased approximately 0.6 million shares for $9.6 million under a stock repurchase program at an average cost of $15.78 per share.

The following table represents a summary of our estimated future payments under contractual cash obligations as of December 31, 2012. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. There have been no significant developments with respect to our contractual cash obligations since December 31, 2012.

	Payments Due by Period				
(In thousands)	**Total**	**Current**	**2-3 years**	**4-5 years**	**Thereafter**
Operating leases	$43,490	$5,402	$11,584	$ 9,947	$16,557
Transport/service purchase commitment	3,809	1,270	2,539	—	—
Indefeasible right of use operating expense commitment	6,291	1,287	2,324	1,305	1,375
Total contractual cash obligations	$53,590	$7,959	$16,447	$11,252	$17,932

Liabilities for uncertain tax positions are excluded from the table above as the Company is unable to reasonably predict the ultimate amount or timing of a cash settlement of such liabilities, as further described in Note 10 "Income Taxes".

Letters of Credit

We use cash collateralized letters of credit issued by Bank of America, N.A. to secure certain facility leases and other obligations. At December 31, 2012 there was $1.0 million of restricted cash used as collateral for $1.0 million in letters of credit outstanding.

Credit Facility

On March 5, 2013, Inteliquent entered into a $15 million revolving credit facility. The credit facility has a term of three years and an interest rate of LIBOR + 3.25%. Inteliquent has no plans to draw on the facility at this time and remains debt-free. The facility serves to increase the company's financial flexibility and further strengthens its liquidity position.

Operating Leases

We lease facilities and certain equipment under operating leases which expire through February 2025. Rental expense for the years ended December 2012, 2011 and 2010 was $5.9 million, $6.0 million, and $4.8 million, respectively. See Item 2 "Properties" above for a description of the location of our leased real property.

Purchase Commitment

We have a service agreement with a major telecommunications service provider, where we have committed to purchase a minimum amount of service through 2015.

Indefeasible right of use operating expense Commitment

We have a number of indefeasible rights of use (IRUs) which represent contractual agreements between the operators of a communications cable or between the operator of a communications cable and a customer that needs this capacity to provide telecom services. It is defined as the exclusive, unrestricted and indefeasible right to use the relevant capacity (including equipment, fibers or capacity) for any legal purpose. With the right to use the IRUs comes an obligation to pay a proportion of the operating cost and contractually defined amounts related to the cost of maintaining the cable, including any costs incurred repairing the cable after mishaps. These contracts extend through 2019.

Effect of Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations for the years ended December 31, 2012, 2011 and 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt that would be required to be disclosed pursuant to Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Additionally, we do not have any synthetic leases.

Recent Accounting Pronouncements

Effective January 1, 2012, the Company adopted the Financial Accounting Standards Board Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income in U.S. Generally Accepted Accounting Principles (GAAP) (ASU 2011-05) and Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income (ASU 2011-12). These ASUs require that comprehensive income and the related components of net income and of other comprehensive income be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments did not change the items reported in other comprehensive income or when an item of other comprehensive income is reclassified to net income. We chose to present net earnings and other comprehensive income in two separate but consecutive statements. As a result, the adoption of this guidance did not affect the Company's financial position, results of operations or cash flows.

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that changes the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively during interim and annual periods beginning after December 15, 2011. The Company's adoption of this standard did not materially expand its consolidated financial statement footnote disclosures or change the way it measures fair value.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate exposure

We had cash, cash equivalents and restricted cash totaling $32.4 million and $91.2 million at December 31, 2012 and December 31, 2011, respectively. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for speculative purposes. At December 31, 2012, we had $0.8 million in cash and cash equivalents invested in one money market mutual fund.

Based upon our overall interest rate exposure at December 31, 2012, we do not believe that a hypothetical 10 percent change in interest rates over a one-year period would have a material impact on our earnings, fair values or cash flows from interest rate risk sensitive instruments discussed above.

Foreign Currency

The Company is exposed to the effect of foreign currency fluctuations in certain countries in which it operates. The functional currency of each of the Company's subsidiaries is the currency of the country in which the subsidiary operates. The exposure to foreign currency movements is limited in most countries because the operating revenues and expenses of the Company's various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of a subsidiary, the Company is exposed to currency risk. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and British Pound. Collectively, these currencies represent approximately 2.6% of the Company's operating income. We do not believe that a 10% change in these currencies over a one-year period would have a material impact on our earnings.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Neutral Tandem, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Neutral Tandem, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neutral Tandem, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2013 expressed an adverse opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Chicago, IL
March 18, 2013

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)	December 31 2012	December 31 2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 31,479**	$ 90,279
Receivables, net	**42,833**	46,991
Deferred income taxes-current	**1,210**	3,227
Prepaid expenses	**11,203**	6,655
Total current assets	**86,725**	147,152
Property and equipment—net	**53,517**	75,045
Intangible assets—net	**—**	28,644
Goodwill	**—**	48,137
Restricted cash	**962**	962
Deferred income taxes-non-current	**2,710**	—
Other assets	**1,686**	2,870
Total assets	**$145,600**	$302,810
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 12,385**	$ 13,792
Accrued liabilities:		
Taxes payable	**8,298**	2,567
Circuit cost	**13,200**	8,743
Rent	**1,831**	1,525
Payroll and related items	**4,507**	4,366
Other	**4,833**	2,640
Total current liabilities	**45,054**	33,633
Other liabilities	**1,453**	1,693
Deferred income taxes-noncurrent	**—**	7,806
Total liabilities	**46,507**	43,132
Shareholders' equity:		
Preferred stock—par value of $.001; 50,000 authorized shares; no shares issued and outstanding at December 31, 2012 and December 31, 2011	**—**	—
Common stock—par value of $.001; 150,000 authorized shares; 32,345 shares and 31,520 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	**32**	32
Less treasury stock, at cost; 3,083 in 2012 and 2011	**(50,103)**	(50,103)
Additional paid-in capital	**199,331**	185,014
Accumulated other comprehensive loss	**(4,904)**	(4,346)
Retained earnings (Accumulated deficit)	**(45,263)**	129,081
Total shareholders' equity	**99,093**	259,678
Total liabilities and shareholders' equity	**$145,600**	$302,810

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Years Ended December 31		
	2012	**2011**	**2010**
Revenue	**$275,453**	$268,284	$199,826
Operating expense:			
Network and facilities expense (excluding depreciation and amortization)	**126,590**	108,279	69,119
Operations	**48,446**	42,024	28,343
Sales and marketing	**16,097**	13,599	4,969
General and administrative	**27,293**	27,972	24,287
Depreciation and amortization	**29,749**	29,366	19,062
Carrier settlement	**9,000**	—	—
Impairment of fixed assets	**16,149**	—	—
Impairment of goodwill and intangibles	**75,340**	—	—
Loss (gain) on disposal of fixed assets	**732**	439	(82)
Total operating expense	**349,396**	221,679	145,698
Income (loss) from operations	**(73,943)**	46,605	54,128
Other (income) expense:			
Interest expense	**—**	—	4
Interest income	**(10)**	(42)	(202)
Other expense (income)	**(121)**	437	128
Foreign exchange loss (gain)	**422**	421	(888)
Total other expense (income)	**291**	816	(958)
Income (loss) before income taxes	**(74,234)**	45,789	55,086
Provision for income taxes	**3,915**	18,732	22,478
Net income (loss)	**$ (78,149)**	$ 27,057	$ 32,608
Net income (loss) per share:			
Basic	**$ (2.54)**	$ 0.83	$ 0.98
Diluted	**$ (2.54)**	$ 0.82	$ 0.97
Weighted average number of shares outstanding:			
Basic	**30,798**	32,780	33,157
Diluted	**30,798**	33,195	33,634
Dividends paid per share:	**$ 3.00**	$ —	$ —

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Years Ended December 31		
	2012	**2011**	**2010**
Net income (loss)	**$(78,149)**	$27,057	$32,608
Other comprehensive loss:			
Foreign currency translation	**(558)**	(2,229)	(2,117)
Total other comprehensive loss	**(558)**	(2,229)	(2,117)
Total comprehensive income (loss)	**$(78,707)**	$24,828	$30,491

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares Outstanding	Common Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at December 31, 2009	**33,628**	**$ 34**	**—**	**$ 171,381**	**$ 69,416**	**—**	**$ 240,831**
Net income	—	—	—	—	32,608	—	32,608
Foreign currency translation						(2,117)	(2,117)
Tax deficiency associated with share-based payments	—	—	—	(338)	—	—	(338)
Exercise of stock options	53	—	—	116	—	—	116
Stock option expense	—	—	—	6,810	—	—	6,810
Repurchase of common stock	(605)	(1)	—	(9,555)	—	—	(9,556)
Activity related to non-vested shares	90	—	—	2,929	—	—	2,929
Balance at December 31, 2010	**33,166**	**33**	**—**	**171,343**	**102,024**	**(2,117)**	**271,283**
Net income	—	—	—	—	27,057	—	27,057
Foreign currency translation						(2,229)	(2,229)
Tax deficiency associated with share-based payments	—	—	—	(435)	—	—	(435)
Exercise of stock options	84	—	—	256	—	—	256
Stock option and non-vested share expense	—	—	—	15,120	—	—	15,120
Repurchase of common stock	(3,083)	(3)	(50,103)	—	—	—	(50,106)
Activity related to non-vested shares	1,353	2	—	(1,270)	—	—	(1,268)
Balance at December 31, 2011	**31,520**	**32**	**(50,103)**	**185,014**	**129,081**	**(4,346)**	**259,678**
Net loss	—	—	—	—	(78,149)	—	(78,149)
Dividend payment	—	—	—	—	(96,195)	—	(96,195)
Foreign currency translation						(558)	(558)
Tax benefit associated with share-based payments	—	—	—	1,066	—	—	1,066
Exercise of stock options	508	—	—	1,396	—	—	1,396
Stock option and non-vested share expense	—	—	—	13,171	—	—	13,171
Activity related to non-vested shares	317	—	—	(1,316)	—	—	(1,316)
Balance at December 31, 2012	32,345	$ 32	$(50,103)	$ 199,331	$ (45,263)	$(4,904)	$ 99,093

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31		
	2012	2011	2010
Operating			
Net income (loss)	**$(78,149)**	$ 27,057	$ 32,608
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**29,749**	29,366	19,062
Deferred income taxes	**(8,592)**	(3,698)	(476)
Impairment of fixed assets	**16,149**	—	—
Impairment of goodwill and intangibles	**75,340**	—	—
Loss (gain) on disposal of fixed assets	**732**	439	(82)
Non-cash share-based compensation	**13,171**	15,120	10,072
Changes in fair value of ARS	**—**	—	(923)
Changes in fair value of ARS Rights	**—**	—	712
Gain on intercompany foreign exchange transactions	**(328)**	(98)	—
Excess tax deficiency (benefit) associated with share-based payments	**(1,066)**	435	338
Changes in assets and liabilities, net of effect of acquisitions:			
Receivables—net	**4,745**	(9,800)	(1,910)
Other current assets	**(3,635)**	726	(2,940)
Other noncurrent assets	**1,247**	(929)	2,941
Accounts payable	**1,310**	(2,744)	2
Accrued liabilities	**11,193**	1,343	1,137
Noncurrent liabilities	**(297)**	497	(29)
Net cash provided by operating activities	**61,569**	57,714	60,512
Investing			
Purchase of equipment	**(25,922)**	(21,986)	(18,360)
Proceeds from sale of equipment	**206**	27	89
Increase in restricted cash	**—**	—	(522)
Purchase of other investments	**—**	(500)	—
Cash used in acquisitions, net of cash acquired	**—**	—	(103,144)
Proceeds from the redemption of ARS	**—**	—	17,125
Net cash used for investing activities	**(25,716)**	(22,459)	(104,812)
Financing			
Proceeds from the exercise of stock options	**1,396**	256	116
Restricted shares withheld to cover employee taxes paid	**(1,316)**	(1,268)	(333)
Payments made for repurchase of common stock	**—**	(50,106)	(9,556)
Excess tax (deficiency) benefit associated with share-based payments	**1,066**	(435)	(338)
Dividends paid	**(96,195)**	—	—
Principal payments on long-term debt	**—**	—	(235)
Net cash used for financing activities	**(95,049)**	(51,553)	(10,346)
Effect of exchange rate changes on cash	**396**	(97)	(91)
Net Decrease In Cash And Cash Equivalents	**(58,800)**	(16,395)	(54,737)
Cash And Cash Equivalents—Beginning	**90,279**	106,674	161,411
Cash And Cash Equivalents—End	**$ 31,479**	$ 90,279	$ 106,674
Supplemental Disclosure Of Cash Flow Information:			
Cash paid for interest	**$ —**	$ —	$ 242
Cash paid for taxes	**$ 12,811**	$ 20,421	$ 22,666
Supplemental Disclosure Of Noncash Flow Items:			
Investing Activity—Accrued purchases of equipment	**$ 3,415**	$ 6,464	$ 3,308

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except as noted)

1. DESCRIPTION OF THE BUSINESS

Organization —Neutral Tandem, Inc. d/b/a Inteliquent (Inteliquent or the Company) provides voice, IP Transit, and Ethernet telecommunications services primarily on a wholesale basis. The Company offers these services using an all-IP network, which enables the Company to deliver global connectivity for a variety of media, including voice, data and video. The Company's solutions enable carriers and other providers to deliver telecommunications traffic or other services where they do not have their own network or elect not to use their own network. These solutions are sometimes called "off-net" services. The Company also provides our solutions to customers, like content providers, who also typically do not have their own network.

Acquisition of Tinet S.p.A. —On October 1, 2010 the Company acquired Tinet S.p.A. (Tinet) for $103.1 million, comprised of $77.4 million in cash for the outstanding shares of Tinet's capital stock, repayment of $31.1 million of Tinet's debt and $5.4 million in cash acquired. The purchase price was paid with cash from the Company's balance sheet. $7.5 million of cash consideration was placed in escrow. In addition to the cash, the Company recorded approximately $4.0 million for acquisition-related costs, including legal, accounting and advisory services in its statement of income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation —The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates —The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates and assumptions are made. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

Cash and Cash Equivalents —The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The carrying values of our cash and cash equivalents approximate fair value. At December 31, 2012 the Company had $30.7 million of cash in banks and $0.8 million in one money market mutual fund. At December 31, 2011, the Company had $11.5 million of cash in banks and $78.8 million in two money market mutual funds.

Fair Value Measurements —Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Assets measured at fair value on a nonrecurring basis include long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The three-tier value hierarchy, which prioritizes valuation methodologies based on the reliability of the inputs, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants.

Property and Equipment and Intangible Assets —Property and equipment is recorded at cost. These values are depreciated over the estimated useful lives of the individual assets using the straight-line method. Any gains and losses from the disposition of property and equipment are included in operations as incurred. The estimated useful life for network equipment and tools and test equipment is five years. The estimated useful life for computer equipment, computer software and furniture and fixtures is three years. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the lease, whichever is less. Intangible assets, which consist of customer relationships, have a definite life and were being amortized on an accelerated basis based on the discounted cash flows recognized over their estimated useful lives (15 years). As discussed in further detail below, the impairment of long-lived assets is evaluated when events or changes in circumstances indicate that a potential impairment has occurred.

Long-lived Assets —The carrying value of long-lived assets, including amortizable intangible assets and property and equipment, are reviewed whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment of assets with definite lives is generally determined by comparing projected undiscounted cash flows to be generated by the asset, or appropriate grouping of assets, to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value. The fair value is the new cost basis of the asset. Determining the extent of an impairment, if any, typically requires various estimates and assumptions including using management's judgment, cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. In addition, the remaining useful life of the impaired asset is revised, if necessary.

During the year ended December 31, 2012, the Company recorded property and equipment and intangible assets impairment charges of $13.2 million and $25.8 million, respectively, as a result of an impairment test performed during fourth quarter of 2012. The results of the test are further described in Note 4 "Property and Equipment" and Note 9 "Goodwill and Intangible, Net". In addition, the Company ceased its hosted services offering during the year-ended December 31, 2012. As the equipment has no further use in the Company's network the Company recorded an asset impairment charge of $2.9 million to write-off the related assets.

Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the fair value of assets and liabilities assumed in the business combination. Goodwill is not amortized. Goodwill is reviewed for impairment at least annually, or when events and circumstances indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The Company compares each reporting unit's fair value, by considering comparable company market valuations and estimating expected future discounted cash flows to be generated by the reporting unit, to its carrying value. If the carrying value exceeds the reporting unit's fair value, the Company performs an additional fair value measurement calculation to determine the impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill.

During the year ended December 31, 2012 the Company recorded the goodwill impairment charge of $49.5 million as a result of the impairment test performed during fourth quarter of 2012. See Note 9 "Goodwill and Intangibles, Net".

Revenue Recognition —The Company generates revenue from sales of its voice, IP Transit, and Ethernet telecommunications services. The Company maintains executed service agreements with each of its customers in which specific fees and rates are determined. Revenue is recorded each month based upon documented minutes of traffic switched or internet transit for which service is provided and when collection is probable. The Company provides voice interconnection service primarily to large, well-established competitive carriers, including wireless, wireline and cable and broadband telephony and internet connectivity and Ethernet services carriers, service providers and content providers.

Earnings (Loss) Per Share —Basic earnings (loss) per share is computed based on the weighted average number of common shares and participating securities outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding during the period had the potentially dilutive securities been issued. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings (loss) per common share:

Years ended December 31	**2012**	**2011**	**2010**
Numerator:			
Net income (loss) applicable to common stockholders	**$(78,149)**	$27,057	$32,608
Denominator:			
Weighted average common shares outstanding	**30,798**	32,780	33,157
Effect of dilutive securities:			
Stock options and non-vested shares	**—**	415	477
Denominator for diluted earnings per share	**30,798**	33,195	33,634
Net earnings (loss) per share:			
Basic	**$ (2.54)**	$ 0.83	$ 0.98
Diluted	**$ (2.54)**	$ 0.82	$ 0.97

For the year ended December 31, 2012, the Company was in a net loss position and, accordingly, the assumed exercise of 0.3 million stock options was excluded from diluted weighted average shares outstanding because their inclusion would have been anti-dilutive.

Outstanding share-based awards of 3.5 million, 2.8 million, and 3.4 million were outstanding during the years ended December 31, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

For the years ended December 31, 2011 and 2010, the undistributed earnings allocable to participating securities were $1.1 million and $0.6 million, respectively.

Accounting for Share-Based Payments —The fair value of stock options is determined using the Black-Scholes valuation model. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ from the Company's current estimates.

The amount of non-cash share-based expense recorded in the years ended December 31, 2012, 2011 and 2010 was $13.2 million, $15.1 million, and $10.1 million, respectively.

Compensation expense for non-vested shares is measured based upon the quoted closing market price for the stock on the date of grant. The compensation cost is recognized on a straight-line basis over the vesting period. See Note 11, "Stock Options and Non-vested Shares".

Income Taxes —Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors.

The income tax provision includes U.S. federal, state and foreign income taxes and is based on pre-tax income or loss.

We recognize the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Our policy is to include interest and penalties associated with income tax obligations in income tax expense.

Foreign Currency Translation —The functional currency of each of the Company's subsidiaries is the currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated using period end exchange rates, and revenues and expenses are translated using average exchange rates during the period. Translation gains and losses are reported in accumulated other comprehensive earnings as a component of shareholders' equity.

Concentrations —For the years ended 2012, 2011 and 2010, the aggregate revenues of four customers accounted for 47%, 46% and 56% of total revenues, respectively. At December 31, 2012 and 2011, the aggregate accounts receivable of four customers accounted for 42% and 38% of the Company's total trade accounts receivable, respectively.

In 2012, the Company had one customer in excess of ten percent of sales, which was 26% of the Company's total revenue. At December 31, 2012, the Company had one customer who accounted for 26% of the Company's accounts receivable balance.

In 2011, the Company had two customers in excess of ten percent of sales, which were 22% and 13% of the Company's total revenue, respectively. At December 31, 2011, the Company had one customer who accounted for 21% of the Company's accounts receivable balance.

In 2010, the Company had two customers in excess of ten percent of sales, which were 22% and 18% of the Company's total revenue, respectively. At December 31, 2010, the Company had one customer who accounted for 15% of the Company's accounts receivable balance.

Recent Accounting Pronouncements — Effective January 1, 2012, the Company adopted the Financial Accounting Standards Board Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income in U.S. GAAP (ASU 2011-05) and Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income (ASU 2011-12). These ASUs require that comprehensive income and the related components of net income and of other comprehensive income be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments did not change the items reported in other comprehensive income or when an item of other comprehensive income is reclassified to net income. We chose to present net earnings and other comprehensive income in two separate but consecutive statements. The adoption of this guidance did not affect the Company's financial position, results of operations or cash flows.

In May 2011, the FASB issued authoritative guidance that changes the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively during interim and annual periods beginning after December 15, 2011. The Company's adoption of this standard did not materially expand its consolidated financial statement footnote disclosures or change the way it measures fair value.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Consolidated Financial Statements.

3. BUSINESS ACQUISITIONS

On October 1, 2010, the Company acquired Tinet for $103.1 million, comprised of $77.4 million in cash for the outstanding shares of Tinet's capital stock, repayment of $31.1 million of Tinet's debt and $5.4 million in cash acquired. The purchase price was paid with cash from the Company's balance sheet. $7.5 million of cash consideration was placed in escrow. In addition to the cash, the Company recorded approximately $4.0 million for acquisition related costs, including legal, accounting and advisory services in its statement of income.

Tinet is a global carrier exclusively committed to the IP and Ethernet wholesale market which provides global IP transit and Ethernet connectively to carriers, service providers and content providers worldwide. With this acquisition, the Company evolved from being a primarily U.S. voice interconnection company into being a global IP-based network services company focused on delivering global connectivity for a variety of media, including voice, data and video. These factors contributed to the goodwill recognized.

During the third quarter of 2011, the Company finalized the allocation of the purchase price which resulted in immaterial adjustments to the preliminary purchase price allocation.

The final allocation of the purchase price, translated from Euros into U.S. dollars using the foreign exchange rate at the date of acquisition of October 1, 2010, is as follows:

Current assets	$ 15,336
Fixed assets	28,500
Customer relationships	32,973
Noncurrent assets	3,102
Current liabilities	(20,471)
Deferred tax liability	(5,619)
Noncurrent liabilities	(1,328)
Goodwill	50,651
Total cash paid for acquisition	$103,144

The $33.0 million of acquired intangible assets relates to the customer relationships and prior to the impairment charge was amortized over their estimated useful life of 15 years. Goodwill is not expected to be deductible for tax purposes.

Supplemental information on an unaudited pro forma basis for the 12 months ended December 31, 2010, as if the acquisition had taken place on January 1, 2010, is as follows:

Year Ended December 31	2010
Revenue	$242,877
Net income	31,501
Diluted earnings per share	0.94

Unaudited pro forma supplemental information is based on accounting estimates and judgments, which the Company believes are reasonable. The unaudited pro forma supplemental information also includes purchase accounting adjustments (including adjustments to depreciation on acquired property and equipment, amortization charges from acquired intangible assets, adjustments to interest income and related tax effects). The unaudited pro forma supplemental information is not necessarily indicative of the results of operations in future periods or the results that actually would have been realized had the Company and Tinet been combined at the beginning of the period presented.

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 and 2011 consists of the following:

December 31	2012	2011
Network equipment	**$42,607**	$135,363
Computer software	**5,273**	8,826
Computer equipment	**1,336**	3,896
Tools and test equipment	**450**	1,094
Furniture and fixtures	**156**	466
Leasehold improvements	**1,519**	6,023
	51,341	155,668
Less accumulated depreciation	**(1,724)**	(84,584)
	49,617	71,084
Construction in process	**3,900**	3,961
Property and equipment-net	**$53,517**	$ 75,045

The carrying value of long-lived assets, including amortizable intangible assets and property and equipment, are reviewed whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Factors that the Company considered in the fourth quarter included (i) a decline in the Company's common stock price beginning late in the third quarter of 2012 and sustained through the date of this filing, which required an increase in the discount rate used in the present value calculation in order to reconcile the Company's market capitalization to the aggregate estimated fair value of all of the Company's reporting units and (ii) the carrier settlement that was settled in the fourth quarter 2012 as described in Note 8 below. The Company utilized Accounting Standards Codification 360 Property, Plant and Equipment (ASC 360) guidance to test the long-lived assets for realizability. The Company determined that the lowest level of its cash flow generation is its reporting units which are the Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC). During ASC 360 Step 1, the Company compared the undiscounted cash flows attributable to each reporting unit over the projection period of five years based upon the estimated useful life of the primary asset group which was the Company's property and equipment, plus an estimate of terminal value to its book value. The sum of the undiscounted cash flows was less than the carrying value of the net assets for each reporting unit. This indicated that the Company failed Step 1 and was required to complete Step 2 under ASC 360 guidance that would quantify the impairment amount. During ASC 360 Step 2 the Company fair valued the assets using three generally accepted approaches: the Cost, Income and Market Approaches. The established fair value of the assets is a Level 3 nonrecurring fair value measurement. As a result of the Step 2 analysis, the Company recorded a property and equipment impairment charge in each of its three reporting units, which in total resulted in a charge of $13.2 million. This impairment was allocated to the property and equipment on a pro-rata basis using the relative carrying amounts of these assets, except where such allocation would reduce the carrying value of the asset below its fair value.

5. RECEIVABLES

Receivables as of December 31, 2012 and 2011 consist of the following:

December 31	2012	2011
Billed receivables	**$43,140**	$46,325
Unbilled receivables	**1,636**	2,037
Other receivables	**62**	558
	44,838	48,920
Less allowance for doubtful accounts	**(2,005)**	(1,929)
Receivables—net of allowance for doubtful accounts	**$42,833**	$46,991

The Company invoices customers for voice services occurring through the 24th of each month or the end of the month. For the customers with the billing cycle ending the 24th of each month the Company accrues revenue each month for voice services from the 25th through the end of the month resulting in unbilled receivables. The unbilled receivables at the end of each month are billed as part of the following month's billing cycle. The Company primarily invoices customers for IP Transit and Ethernet services at the end of the month for that month's services.

6. 401(k) SAVINGS PLAN

The Company sponsors a 401(k) plan covering substantially all US employees. The plan is a defined contribution savings plan in which employees may contribute up to 87% of their salary, subject to certain limitations. The Company may elect to make discretionary contributions into the Plan. The Company contributed $0.5 million, $0.5 million and $0.4 million to this plan during the years ended December 31, 2012, 2011 and 2010, respectively.

7. COMMON STOCK

The Company's total authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share.

Voting — Each holder of common stock has one vote in respect to each share of stock held on record for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Dividends — Subject to the preferential rights of any outstanding preferred stock, the holders of shares of common stock are entitled to receive, when and if declared by the Board of Directors, out of assets of the Company which are by law available therefore, dividends payable either in cash, in property or in shares of capital stock. On October 5, 2012, we declared a special cash dividend (Special Dividend) of $3.00 per outstanding share of common stock, or $96.7 million in the aggregate. Included in this amount is $0.5 million related to the expected forfeitures of non-vested shares that the Company has recognized as a compensation expense. The special dividend was paid on October 30, 2012.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of any outstanding preferred stock, holders of all common stock shares, including converted preferred stock, are entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of common stock held by them respectively.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases its facilities and certain equipment under operating leases which expire through February 2025. Rental expense for the years ended December 2012, 2011 and 2010 was $5.9 million, $6.0 million, and $4.8 million, respectively.

The following table represents future lease payments under the operating leases:

December 31	2012
2013	**$ 5,402**
2014	**5,768**
2015	**5,816**
2016	**5,397**
2017	**4,550**
Thereafter	**16,557**
Total	**$43,490**

Purchase Commitment — We have a service agreement with a major telecommunications service provider, where we have committed to purchase a minimum amount of service through 2015.

Indefeasible Right of Use Operating Expense Commitment — We have a number of indefeasible rights of use (IRUs) which represent contractual agreements between the operators of a communications cable or between the operator of a communications cable and a customer that needs this capacity to provide telecom services. It is defined as the exclusive, unrestricted and indefeasible right to use the relevant capacity (including equipment, fibers or capacity) for any legal purpose. With the right to use the IRUs comes an obligation to pay a proportion of the operating cost and contractually defined amounts related to the cost of maintaining the cable, including any costs incurred repairing the cable after mishaps. These contracts extend through 2019.

Legal Proceedings — From time to time, the Company is a party to legal proceedings arising in the normal course of its business. Aside from the matters discussed below, the Company does not believe that it is a party to any pending legal action that could reasonably be expected to have a material adverse effect on its business or operating results, financial position or cash flows.

Customer Dispute

The Company has a dispute with a carrier to which it provides certain voice services. The carrier is one of the Company's largest customers and claims the Company has been improperly billing a certain tariffed rate element. The customer alleges that the improper billings total approximately $6 million. The Company has not been provided with sufficient information to allow the Company to understand how the customer calculated the disputed amount, believes the entire claim is without merit, and intends to vigorously contest it. However, the final outcome and impact of this dispute cannot be predicted. The Company establishes accruals only for those matters where it determines that a loss is probable and the amount of loss can be reasonably estimated. The Company does not currently believe a loss is probable in connection with this dispute.

Breach of Contract Dispute

The Company was engaged in a contractual dispute with one of its largest customers. The customer asserted that, for several years, the Company improperly terminated long distance voice traffic to it in breach of the parties' agreement. As part of its claim, the customer asserted that it was not compensated for terminating this long distance traffic.

On December 11, 2012, the Company definitively settled the dispute, effective as of December 3, 2012. As part of the settlement, the Company made a one-time payment of $9.0 million to the customer. In addition to the settlement, the Company also agreed to new terms that govern a portion of its commercial relationship with this customer. As a result, the Company continues to provide voice services to the customer, but at pricing that is significantly lower than the previous rate structure. In addition, the Company agreed to pay the customer a significant amount for certain long distance traffic it terminates to the customer's network in the future. These new terms were retroactively effective to October 5, 2012.

Peerless Network, Inc.

Proceeding in the United States District Court for the Northern District of Illinois

As previously disclosed, on June 12, 2008, the Company commenced a patent infringement action against Peerless Network, Inc., Peerless Network of Illinois, LLC, and John Barnicle (collectively, Peerless Network) in the United States District Court for the Northern District of Illinois to enforce U.S. Patent No. 7,123,708 (the '708 Patent) (*Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402*). On July 28, 2008, Peerless Network filed a response to the Company's complaint denying liability and asserting various affirmative defenses and counterclaims. Peerless Network generally alleged that (i) the '708 Patent was invalid and unenforceable under a variety of theories, (ii) assertion of the'708 Patent amounted to patent misuse and violation of certain monopolization laws, and (iii) certain conduct surrounding the litigation gave rise to tortious interference and business disparagement claims and Lanham Act violations. On December 4, 2008, the court granted the Company's motion to dismiss the claims alleging business disparagement and Lanham Act violations but denied the Company's motion to dismiss the claims related to the allegations of tortious interference and alleged violation of certain monopolization laws. On January 27, 2010, the court issued an order construing each of the disputed terms in the patent in the manner the Company had proposed. On March 30, 2010, the court issued an order denying the Company's motion dated August 25, 2009 for preliminary injunctive relief which sought to enjoin Peerless Network from providing certain tandem transit services.

On April 27, 2010, the court issued an order denying without prejudice the motion of Peerless Network seeking leave to file a motion to stay the patent litigation. Peerless Network sought to stay the patent litigation pending the *inter partes* reexamination by the United States Patent and Trademark Office (USPTO) of the validity of the '708 Patent, which is discussed under "*Inter partes proceeding before the United States Patent and Trademark Office*" below.

On June 1, 2010, Peerless Network filed a renewed motion asking the court to extend the trial date by nine months or stay proceedings pending the *inter partes* reexamination by the USPTO of the validity of the '708 Patent. The court heard the motion on June 8, 2010. After hearing the motion, the court issued an order that in substance removed the previously scheduled September 2010 trial date from the court's calendar. However, the court also ordered that proceedings on the parties' respective motions for summary judgment would continue, and the court set a ruling date on the parties' summary judgment motions for September 1, 2010.

On September 2, 2010, the court issued an opinion and order granting Peerless Network's motion for summary judgment. The court found that the '708 Patent is invalid in light of a prior patent, U.S. Patent No. 6,137,800. In light of the summary judgment ruling, the court denied the Company's request to reinstate the trial date as moot.

The court's September 2, 2010 order also denied the Company's motion for summary judgment. The Company sought summary judgment on its claim that Peerless Network infringed the '708 Patent, as well as summary judgment on Peerless Network's claim that the '708 Patent is unenforceable. At a hearing on September 22, 2010, the court allowed the Company to file a new motion for summary judgment on Peerless Network's claim that the '708 Patent is unenforceable. The court also dismissed Counts IV-VII of Peerless Network's counterclaims, which were claims against the Company based on allegations of monopolization, monopoly leveraging, violations of the Illinois Antitrust Act, and tortious interference with prospective business relations.

On December 9, 2010, the court issued an opinion and order granting the Company's motion for summary judgment on Peerless Network's claim that the '708 Patent was unenforceable based on alleged "inequitable conduct" and "patent misuse." The court entered a final judgment with respect to all claims in the litigation on December 17, 2010.

On December 20, 2010, the Company filed notice that it planned to appeal the court's order granting Peerless Network's motion for summary judgment and finding that the '708 Patent is invalid. On January 13, 2011, Peerless Network cross-appealed the court's order granting the Company's motion for summary judgment and finding that the '708 Patent is not unenforceable, as well as the court's earlier ruling construing disputed terms of the patent in the Company's favor.

On June 6, 2011, Peerless Network agreed to withdraw its cross-appeal. Briefing in our appeal was completed on July 19, 2011. Oral argument in our appeal occurred on December 8, 2011. On December 13, 2011, the federal appellate court affirmed the finding that our patent was invalid, and on January 30, 2012, the appellate court denied our petition for rehearing of the December 13, 2011 ruling. We had the option to ask the United States Supreme Court to review that ruling. A petition for such review was due by April 30, 2012. We elected not to ask the United States Supreme Court to review that ruling. As such, the district court's ruling that the '708 Patent is invalid has become final and non-appealable.

On September 1, 2011, the district court issued an order that awarded approximately $102,000 in litigation-related costs to Peerless Network, and approximately $48,000 in litigation-related costs to the Company. The Company filed notice that it planned to appeal that part of the court's order awarding costs to Peerless Network on September 30, 2011. On May 18, 2012, the Company withdrew its appeal of the district court's award.

Peerless Network has notified us that it intends to pursue a claim for attorney's fees in the trial court. The Company believes that a loss with respect to any such claim, if such a claim is made, is remote.

Inter partes proceeding before the United States Patent and Trademark Office

As previously disclosed, in a separate proceeding, on January 28, 2010, Peerless Network filed a request with the USPTO requesting that the USPTO reexamine the '708 Patent. On March 26, 2010, the USPTO granted Peerless Network's *inter partes* reexamination request and issued an initial office action which rejected the '708 Patent's 23 claims. The claims of the '708 Patent as originally issued by the USPTO remain valid and enforceable during the USPTO reexamination proceeding. Under the USPTO's rules, the Company was not allowed to respond to Peerless Network's request prior to the USPTO's initial determination.

On May 20, 2010, the USPTO granted the Company's request to extend the time by which it had to file its response to the March 26, 2010 office action from May 26, 2010 to July 26, 2010.

On April 12, 2010, the Company moved separately to suspend the *inter partes* reexamination proceeding in its entirety, pending resolution of the litigation between the Company and Peerless Network. On June 30, 2010, the USPTO denied the Company's petition seeking to suspend the separate reexamination proceeding. Although the USPTO did not suspend the reexamination proceeding, the USPTO stated in its decision, among other things, that it is "appropriate to continue both [the reexamination and litigation] proceedings to obtain the results and benefits of each, as they accrue."

On July 26, 2010, the Company responded to the USPTO's March 26, 2010 office action. On November 24, 2010, the USPTO issued an action closing prosecution, in which the USPTO maintained its rejection of the '708 Patent's 23 original claims, as well as 35 additional claims added to the '708 Patent in the Company's July 26, 2010 response.

On January 7, 2011, the Company filed a response to the USPTO's November 24, 2010 action closing prosecution. Thereafter, Peerless Network filed comments in opposition to the Company's response on February 4, 2011.

On March 11, 2011, the USPTO issued a right of appeal notice, in which the USPTO maintained its rejection of the '708 Patent's 23 original claims, as well as the 35 additional claims added to the '708 Patent in the Company's July 26, 2010 response.

On April 11, 2011, the Company filed a notice of appeal of the USPTO's decision to the Board of Patent Appeals and Interferences (BPAI). Peerless Network filed a notice of appeal of the USPTO's decision to the BPAI on April 19, 2011. Briefing in those appeals was completed in December 2011.

Now that the decision of the federal district court finding the Company's patent invalid has become final and non-appealable, proceedings at the USPTO have ended with respect to existing claims, though the Company has asked the BPAI to remand the matter to the USPTO in order to continue proceedings with respect to new claims. The BPAI has not yet issued a ruling on that request.

The USPTO only acts to determine whether a patent is valid or invalid. The USPTO does not directly assess liability against a party. For a discussion of the patent infringement claim the Company filed against Peerless Network, see "*Proceeding in the United States District Court for the Northern District of Illinois*" above.

9. GOODWILL AND INTANGIBLES, NET

Goodwill

The following table displays a roll forward of the carrying amount of goodwill by reportable segment from January 1, 2010 to December 31, 2012:

	Total
Balance at January 1, 2010	$ —
Acquisitions	50,476
Translation and other	(1,378)
Balance at December 31, 2010	49,098
Translation and other	(961)
Balance at December 31, 2011	48,137
Impairment charges	(49,492)
Translation and other	1,355
Balance at December 31, 2012	$ —

The Company conducts its annual assessment of goodwill for impairment in the fourth quarter of each year. The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. The Company's reporting units are the Americas, EMEA and APAC. The evaluation of goodwill is based upon the estimated fair value of the Company's reporting units compared to the net carrying value of assets and liabilities. The Company uses internal discounted cash flow estimates and market value comparisons to determine estimated fair value. If this first test indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated implied fair value of goodwill, a non-recurring Level 3 fair value measurement, is less than its carrying value.

In October 2011, the Company established the Americas, EMEA and APAC reporting units as part of an internal reorganization. Before October 2011, the Company operated as one reporting unit.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity in determination of the fair value of the reporting units in Step 1, and, if necessary in Step 2, the allocation of the fair value to identifiable assets and liabilities. This value is a Level 3 nonrecurring fair value measurement. Estimating a reporting unit's projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including long-term rate of revenue growth, operating margin, including operating, sales and marketing, general and administrative expense rates, capital expenditures, allocation of shared or corporate items, among other factors. These estimates were based on current internal operating plans and long-term forecasts for each reporting unit. These projected cash flow estimates were then discounted, which necessitated the selection of an appropriate discount rate. The discount rates selected reflected market-based estimates of the risks associated with the projected cash flows of the reporting unit. The market value comparisons of fair value required the selection of appropriate peer group companies. In addition, the Company analyzed differences between the sum of the fair value of the reporting units and its total market capitalization for reasonableness, taking into account certain factors including control premiums. In Step 2, the fair value allocation required several analyses to determine the fair value of assets and liabilities including, among others, customer relationships and property, plant and equipment.

Based on the analysis discussed above, the Company recorded goodwill impairment charges of $49.5 million, which resulted in no goodwill being carried at the Company's balance sheet as of December 31, 2012.

Intangible Assets

Intangible assets and accumulated amortization, excluding goodwill, consist of the following:

	2012			2011	
December 31	**Gross Carrying Amount**	**Accumulated Amortization**	**Impairment Loss**	**Gross Carrying Amount**	**Accumulated Amortization**
Intangible assets:					
Customer relationships	**$30,861**	**$5,013**	**$25,848**	$31,337	$2,693
	$30,861	**$5,013**	**$25,848**	$31,337	$2,693

As a result of the long-lived assets impairment test further described in Note 4 "Property and Equipment", as part of the ASC 360 Step 2, the Company determined the fair value of its intangible assets. The Company applied the Excess Earnings Method, a form of the Income Approach, to estimate the value of the customer based intangible assets. This value is a level 3 nonrecurring fair value measurement. Inputs to this approach are the sum of the cash flows solely attributable to the customer based intangible asset discounted at a rate that considered the weighted average cost of capital and the required rate of return on other asset classes. Based on the analysis the Company concluded that the intangible assets had no value and accordingly the impairment charge of $25.8 million was recorded. Prior to the impairment charges the intangible assets, which consisted of customer relationships, had a definite life and were amortized on an accelerated basis based on the discounted cash flows recognized over their estimated useful lives (15 years). Intangible asset amortization expense was $2.3 million in 2012 and $2.3 million in 2011.

Factors that led to the impairments of both goodwill and intangible assets are the same as those previously described in Note 4 "Property and Equipment".

10. INCOME TAXES

Prior to the Company's acquisition of Tinet in October 2010, all earnings were domestic. Earnings (loss) before taxes, and the related provisions for taxes on earnings (loss), for the years ended December 31 2012, 2011 and 2010, were as follows:

Years Ended December 31	2012	2011	2010
Earnings (Loss) Before Taxes			
Domestic	**$ 10,524**	$49,439	$54,773
Foreign	**(84,758)**	(3,650)	313
Total earnings (loss)	**$(74,234)**	$45,789	$55,086
Taxes on Earnings (Loss)			
Current:			
U.S. Federal	**$ 8,864**	$17,910	$20,092
State	**1,414**	2,477	2,521
Foreign	**2,229**	2,098	335
Total current	**12,507**	22,485	22,948
Deferred:			
Domestic	**(5,816)**	(1,339)	(1,118)
State	**1,934**	(1,616)	586
Foreign	**(4,710)**	(798)	62
Total deferred	**(8,592)**	(3,753)	(470)
Total income tax expense	**$ 3,915**	$18,732	$22,478

The Company's effective income tax rate was (5.3) % for the year ended December 31, 2012, compared to 40.9% for the year ended December 31, 2011. This difference results from the non-deductible impairment of goodwill, the valuation allowance relating to the foreign deferred tax assets of Tinet SpA and the valuation allowance relating to the Illinois Edge Credit deferred tax asset. The change in the effective tax rate of 40.9% for the year ended December 31, 2011 compared to 40.8% for the year ended December 31, 2010 was primarily due to the local tax impact of the Company's foreign operations and items related to 2010 filings, specifically R&D credits and an increase in transaction costs deduction.

A reconciliation of the federal statutory rate to our effective tax rate is as follows:

December 31	2012	2011	2010
Statutory federal rate	**35.0%**	35.0%	35.0%
State income tax, net of federal benefit	**(0.5)%**	3.4%	2.8%
IL state edge credit net of valuation allowance	**(2.1)%**	(2.2)%	0.6%
Transaction costs	**—**	(0.5)%	1.8%
Impact of foreign operations	**(8.5)%**	3.0%	0.5%
Tinet valuation allowance	**(9.0)%**	—	—
Goodwill Impairment	**(18.4)%**	—	—
Other	**(1.8)%**	2.2%	0.1%
Effective tax rate	**(5.3)%**	40.9%	40.8%

The Company's foreign subsidiaries are treated for U.S. tax purposes as controlled foreign corporations. The Company does not provide for U.S. income taxes and foreign withholding taxes since there are no undistributed earnings of our foreign subsidiaries.

The Company has statutory net operating losses (NOL) for Tinet SpA of $0.1 million, and per the Italian tax law, the NOL has no expiration and can be carried forward indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

December 31	2012	2011
Deferred tax assets and liabilities		
Deferred tax assets:		
Stock option compensation	**$ 9,667**	$ 8,524
State credit carry forward	**2,211**	1,653
Accrued direct costs	**816**	835
State bonus depreciation	**505**	569
Unrealized Foreign Currency Gain/Loss	**19**	—
Indefeasible rights of use	**—**	1,562
Accrued other	**2,386**	1,585
Acquisition costs	**—**	194
Goodwill	**4,037**	635
NOLs	**72**	470
Total deferred tax assets	**19,713**	16,027
Deferred tax liabilities:		
Depreciation	**(5,795)**	(13,172)
Prepaids	**(740)**	(405)
Customer Intangibles	**—**	(7,016)
Capital Loss US Going Concern	**(165)**	—
Unrealized foreign currency gain/loss	**—**	(13)
Total deferred tax liabilities	**(6,700)**	(20,606)
Gross deferred income tax asset (liability)	**$13,013**	$ (4,579)
Valuation allowance	**(9,093)**	—
Net deferred income tax asset (liability)	**$ 3,920**	$ (4,579)

The Company evaluates its deferred income taxes quarterly to determine if a valuation allowance is required or should be adjusted. The Company assesses whether a valuation allowance should be established against our deferred tax assets based upon consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified.

A valuation allowance has been established against the deferred tax assets of Tinet SpA and the Illinois EDGE credit. The valuation allowance of $6.9 million was established for Tinet SpA deferred taxes after weighing all the positive and negative evidence including the cumulative loss position of the Company's foreign operations, the difficulty of forecasting future taxable income and the fact that net operating losses cannot be carried back under Italian law. The Company's Illinois EDGE credit can be carried forward five years. For the year ended December 31, 2012, the Company recorded a valuation allowance of $2.2 million as the Company believed it was more likely than not that future taxable income will be insufficient to realize the full benefit of the credit.

The Company files income tax returns in the U.S. federal jurisdiction, various states and local jurisdictions and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009. The Company's wholly-owned

Tinet SpA files income tax returns in Italy and various foreign jurisdictions. With few exceptions the Company's wholly-owned subsidiary is no longer subject to examinations by tax authorities for years prior to 2008 in jurisdictions where it files tax returns.

The IRS has completed an examination of the federal income tax return the Company filed for the year 2008. The IRS did not propose any adjustments to the Company's 2008 income tax return. The Italian tax authorities have audited the 2009 income tax return of Tinet SpA. The Italian authorities proposed adjustments of $0.8 million to the 2009 income tax return resulting in $0.3 million of additional tax plus $0.1 million of penalties and interest. The adjustments were primarily related to the classification of intangibles and their corresponding amortizable lives. The Company anticipates paying the amount due in the first quarter of 2013.

The Company's liabilities for uncertain tax positions totaled $1.8 million at December 31, 2012 and $0.6 million at December 31, 2011. This difference results significantly from the ongoing local tax audit of the Company's Italian operations. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows:

	2012	2011
Balance at January 1	**$ 597**	$ 165
Increases related to prior periods	**1,301**	516
Increases related to current year	**194**	269
Decreases related to settlements with taxing authorities	**(253)**	(353)
Balance on December 31	**$1,839**	$ 597

The Company recognizes accrued interest and penalties related to its unrecognized tax benefits as income tax expense. At December 31, 2012, the Company has included $0.6 million related to interest and penalty expense as a component of income tax expense in the consolidated statement of operations. At December 31, 2011, the Company has included $0.3 million related to interest and penalty expense as a component of income tax expense in the consolidated statements of operations. As of December 31, 2012 and 2011 the Company has recorded liabilities of $1.0 million and $0.4 million, respectively, for the payment of interest and penalties. Included in the balance of unrecognized tax benefits as of December 31, 2012, $0.6 million would affect the effective tax rate if recognized.

The Company operates in multiple income tax jurisdictions both inside and outside the United States. Accordingly, we expect that the amount of tax liability for unrecognized tax benefits will change in the next twelve months due to changes in audit status, expiration of statutes of limitations and other events which could impact our determination of unrecognized tax benefits. With the exception of the Italian tax audit impact of $0.3 million, an estimate of the range of potential other changes cannot be determined at this time.

11. STOCK OPTIONS AND NON-VESTED SHARES

The Company established the 2003 Stock Option and Stock Incentive Plan (2003 Plan), which provided for issuance of up to 4.7 million options and non-vested shares to eligible employees, officers, and independent contractors of the Company. In 2007 the Company adopted the Neutral Tandem, Inc. 2007 Long-Term Equity Incentive Plan (2007 Plan) and ceased awarding equity grants under the 2003 plan. As of December 31, 2012, the Company had granted a total of 3.1 million options and 0.8 million non-vested shares that remained outstanding under the 2007 Plan. Awards for 0.5 million shares, representing approximately 1.4% of the Company's outstanding common stock as of December 31, 2012, remained available for additional grants under the 2007 Plan.

In connection with the 2012 Special Dividend, to compensate holders of outstanding options for the reduction in the Company's stock price that resulted from the payment of the Special Dividend, the Company's

Compensation Committee approved (i) an adjustment to the exercise price of outstanding options, subject to the limitations of Section 409A of the Internal Revenue Code, and (ii) the issuance of non-vested shares (available for issuance under the 2007 Plan) to holders of outstanding options with exercise prices that could not be fully adjusted because of the limitations of Section 409A of the Internal Revenue Code. The effect of the exercise price adjustment and the issuance of non-vested shares, taken together, was to provide each optionholder with the same economic value after the time that the Company's common stock began trading ex-dividend as such optionholder had immediately prior to such time. As a result of these adjustments, the exercise price of the 2.9 million outstanding options under the Plans was reduced by an average of $2.90 per option, and the Company issued 0.1 million non-vested shares under the 2007 Plan to make optionholders whole.

The 2003 Plan was amended in connection with the Special Dividend to provide that, in order to prevent an extraordinary cash dividend like the Special Dividend from diluting the rights of optionholders, the Company's Compensation Committee shall have the discretion to reduce the exercise price of outstanding options so long as any such adjustment does not increase the intrinsic value of any such option, as measured prior to the ex-dividend date of such extraordinary cash dividend. As a result of the amendment, the Company recognized $0.4 million of non-cash share-based compensation expense. The options under the 2007 Plan were modified by the mandated antidilutive provisions contained in the 2007 Plan, and as a result, no additional non-cash share-based compensation expense was required to be recognized.

The Company records stock-based compensation expense in connection with any grant of options and non-vested shares to its employees. The Company calculates the expense associated with its stock options and non-vested shares by determining the fair value of the options and non-vested shares.

Options

All options granted under the 2003 Plan and the 2007 Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. During the years ended December 31, 2012 and 2011, the Company granted 0.2 million and 0.5 million options at a weighted-average exercise price of $2.48 and $14.11, respectively.

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option-pricing model. For the years ended December 31, 2012, 2011 and 2010, fair value of stock options was measured using the following assumptions:

Years Ended December 31	2012	2011	2010
Expected life	**7.24 years**	7.13 years	7.10 years
Risk-free interest rate range	**1.1% – 1.6%**	1.3% – 2.9%	1.8% – 3.3%
Expected dividends	**—**	—	—
Volatility	**50.5% – 55.9%**	50.1% – 51.9%	51.7% – 53.4%

The weighted-average fair value of options granted, as determined by using the Black-Scholes valuation model, during the period was $1.40, $7.82 and $8.42 for the years ended December 31, 2012, 2011 and 2010, respectively. The total grant date fair value of options that vested during years ended December 31, 2012, 2011 and 2010 was approximately $6.1 million, $7.7 million and $8.3 million, respectively. The total intrinsic value (market value of stock less option exercise price) of stock options exercised was $4.4 million, $1.1 million and $0.7 million during the years ended December 31, 2012, 2011 and 2010, respectively.

The following summarizes activity under the Company's stock option plan:

	Shares (000)	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Term (yrs)
Options outstanding—December 31, 2010	3,184	$16.06		
Granted	495	14.11		
Exercised	(84)	2.76		
Cancelled	(75)	16.51		
Options outstanding—December 31, 2011	3,520	$16.09		
Granted	180	2.48		
Exercised	(508)	2.75		
Cancelled	(100)	19.16		
Options outstanding—December 31, 2012	3,092	$14.64	$364	6.32
Vested or expected to vest-December 31, 2012	3,081	$17.40	$112	6.31
Exercisable-December 31, 2012	2,470	$15.74	$302	5.79

The unrecognized compensation cost associated with options outstanding at December 31, 2012 and 2011 is $3.6 million and $8.5 million, respectively. The weighted average remaining term that the compensation will be recorded is 1.8 years and 2.2 years as of December 31, 2012 and 2011, respectively.

Non-vested Shares

During the years ended December 31, 2012 and 2011, the Company's Board of Directors granted approximately 0.6 million and 0.5 million non-vested shares, respectively, to members of the Company's executive management team as well as various employees within the Company. The non-vested shares were issued as part of the 2007 Plan. The shares typically vest over a four-year period. The fair value of the non-vested shares is determined using the Company's closing stock price on the grant date. Compensation cost, measured using the grant date fair value, is recognized over the requisite service period on a straight-line basis.

A summary of the Company's non-vested share activity and related information for the year ended December 31, 2012 and 2011 is as follows:

	Shares (000)	Wtd. Avg. Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested shares outstanding at December 31, 2010	1,073	$16.11	
Granted	488	13.60	
Vested	(360)	17.79	
Cancelled	(105)	15.77	
Non-vested shares outstanding at December 31, 2011	1,096	$14.47	
Granted	603	7.16	
Vested	(722)	12.43	
Cancelled	(131)	12.48	
Non-vested shares outstanding at December 31, 2012	846	$11.31	$2,174
Non-vested shares vested or expected to vest at December 31, 2012	815	$11.31	$2,095

The aggregate intrinsic value represents the total pre-tax intrinsic value base on the Company's closing stock price of $2.57 on December 31, 2012. The amount changes based upon the fair market value of the Company's common stock.

The unrecognized compensation cost associated with non-vested shares at December 31, 2012 and 2011 was $8.4 million and $14.3 million, respectively. The weighted average remaining term that the compensation will be recorded is 2.3 years and 2.4 years as of December 31, 2012 and 2011, respectively.

During the first quarter of 2011, Rian Wren, the Company's Chief Executive Officer since 2006, announced his decision to retire from the Company on March 31, 2011. He continued to serve on the Board of Directors following his retirement. As a result of this decision, the Board approved the acceleration of the vesting on approximately 0.2 million options and 0.1 million non-vested shares, in addition to the forfeiture of 0.1 million non-vested shares. All options and non-vested shares were fully vested as of March 31, 2011. Non-cash compensation expense of $15.1 million recorded during the year ended December 31, 2011 included $2.0 million related to the acceleration of options and $1.6 million related to the acceleration of non-vested shares.

During the third quarter ended September 30, 2012, Surendra Saboo, the Company's President and Chief Operating Officer since 2006, and Rob Junkroski, the Company's Chief Financial Officer since 2003, announced their decisions to step down from their executive positions with the Company on October 1, 2012. During the fourth quarter of 2012, the Board approved the acceleration of the vesting of some non-vested shares and options outstanding for both individuals. Non-cash compensation expense of $13.2 million recorded during the year ended December 31, 2012 included $0.5 million related to the acceleration of options, $2.1 million related to the acceleration of non-vested restricted shares, $0.4 million related to the 2003 Plan modification and $0.1 million related to the extension of time in which options can be exercised.

12. SEGMENT AND GEOGRAPHIC INFORMATION

Segment Reporting establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company operates in one industry segment, which is to provide voice, IP Transit and Ethernet interconnection services upon the Company's international telecommunications network to fulfill customer agreements. Therefore, the Company has concluded that it has only one operating segment.

Prior to the Company's acquisition of Tinet, all revenues and assets were in the United States of America. The following is a summary of geographical information as of and for the year ended December 31, 2012 and 2011:

Years Ended December 31	2012	2011	2010
Revenue from external customers:			
United States of America	**$224,931**	$216,270	$186,744
Rest of World	**50,522**	52,014	13,082
	$275,453	$268,284	$199,826
Long-lived assets:			
United States of America	**$ 43,823**	$ 54,998	$ 57,864
Rest of World	**9,694**	20,047	19,819
	$ 53,517	$ 75,045	$ 77,683

Revenue from transoceanic services is geographically determined by the customers' legal address, since IP Transit services are global services and the Company does not track the routing used to carry traffic.

The Company includes property and equipment in its long-lived assets.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2012			
	1st	2nd	3rd	4th
Operating Results:				
Revenue	$70,696	$68,272	$68,820	$ 67,665
Operating expense	60,033	59,907	73,727	155,729
Income (loss) from operations (1)	10,663	8,365	(4,907)	(88,064)
Other (income) expense	(243)	572	(213)	(175)
Income (loss) before income taxes	10,906	7,793	(4,694)	(88,239)
Provision for income taxes	4,251	4,087	(1,959)	(2,464)
Net income (loss)	$ 6,655	$ 3,706	$ (2,735)	$ (85,775)
Per Share Data:				
Earnings (loss) per common share-basic (2)	$ 0.21	$ 0.12	$ (0.09)	$ (2.74)
Earnings (loss) per common share-diluted (2)	$ 0.21	$ 0.12	$ (0.09)	$ (2.74)
Weighted average number of shares outstanding-basic:	31,664	31,791	31,183	31,352
Weighted average number of shares outstanding-diluted:	32,058	32,178	31,183	31,352

	2011			
	1st	2nd	3rd	4th
Operating Results:				
Revenue	$66,418	$65,090	$67,310	$ 69,466
Operating expense	55,755	52,486	56,472	56,966
Income from operations	10,663	12,604	10,838	12,500
Other (income) expense	(1,762)	(293)	2,126	745
Income before income taxes	12,425	12,897	8,712	11,755
Provision for income taxes	4,241	5,845	2,864	5,782
Net income	$ 8,184	$ 7,052	$ 5,848	$ 5,973
Per Share Data:				
Earnings per common share-basic (2)	$ 0.24	$ 0.21	$ 0.19	$ 0.19
Earnings per common share-diluted (2)	$ 0.24	$ 0.20	$ 0.18	$ 0.19
Weighted average number of shares outstanding-basic:	34,251	33,987	31,450	31,478
Weighted average number of shares outstanding-diluted:	34,695	33,415	31,849	31,860

(1) Loss from operations for the three months ended September 30, 2012 includes a $1.3 million charge for fixed assets impairments. Loss from operations for the three months ended December 31, 2012 includes a total $90.2 million charge for goodwill, intangible assets and fixed assets impairments.

(2) The sum of the four quarters is not necessarily the same as the total for the year.

14. Subsequent Event

On March 5, 2013, the Company entered into a $15 million revolving credit facility. The credit facility has a term of three years and an interest rate of LIBOR + 3.25%. The Company has no plans to draw on the facility at this time and remains debt-free. The facility serves to increase the Company's financial flexibility and further strengthens its liquidity position.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have each concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2012 because of the identification of the material weakness in internal control over financial reporting as described below.

(b) Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to management and our Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. Based on its assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2012 as a result of a material weakness related to the accounting for the tax consequences of complex and infrequent transactions described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness was identified as of December 31, 2012.

As of December 31, 2012, the Company did not maintain effective controls over financial reporting for the income tax consequences associated with the impairment of goodwill, intangible and long-lived assets. Specifically, the review performed by our corporate accounting and tax group of the consolidated tax processes and procedures did not provide for adequate and timely identification of the income tax impacts arising from the impairments.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Deloitte & Touche's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 is set forth below.

Remediation Plans for Material Weakness in Internal Control over Financial Reporting

Subsequent to year-end, the Company has developed a remediation plan to address the material weakness described above. The plan includes enhancing our preparation and review procedures around the tax consequences of complex and infrequent transactions, which may include supplementing our resources through the use of an independent consultant with sufficient expertise in the proper accounting and income tax treatment of complex and infrequent transactions.

We believe that our remediation plan will strengthen our internal control over financial reporting and will remediate the material weakness we have identified.

(c) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Neutral Tandem Inc.
Chicago, IL

We have audited the internal control over financial reporting of Neutral Tandem Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management has identified a material weakness related to the accounting for the tax consequences of complex and infrequent transactions. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 18, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Chicago, IL
March 18, 2013

(d) Changes in Internal Control over Financial Reporting

Except as described below, there have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As of December 31, 2012, the Company is now operating globally on the same general ledger platform for all major finance processes. The system will continually be upgraded with future Accounting modules to facilitate a framework of processes and controls that operate identically around the world.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to Neutral Tandem's directors and executive officers is incorporated by reference from the information set forth in Neutral Tandem's proxy statement for the 2013 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of Neutral Tandem's fiscal year ended December 31, 2012. For information pertaining to executive officers and directors of Neutral Tandem, refer to the "Management" section of Part 1, Item 1 of this annual report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference from Neutral Tandem's definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to the security ownership of any person that we know to beneficially own more than 5% of Neutral Tandem's common stock and by each Neutral Tandem director, each Neutral Tandem named executive officer, and all directors and executive officers as a group, can be found in Neutral Tandem's definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

The following table provides information about our common stock that may be issued under all of our equity compensation plans as of December 31, 2012.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options and non-vested shares (a)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders			
Stock options	3,092,333	$14.64	
Non-vested shares	845,967	$ —	
Total equity compensation plans approved by stockholders	3,938,300		454,889
Equity compensation plans not approved by stockholders	—	$ —	—
Total	3,938,300		454,889

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference from Neutral Tandem's definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this item is incorporated herein by reference from Neutral Tandem's definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) *Consolidated Financial Statements*

This Annual Report on Form 10-K contains the following financial statements which appear under Part II, Item 8 of this Form 10-K on the pages noted below:

(a)(2) *Financial Statement Schedules*

Schedule II: Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the years ended December 31, 2012, 2011 and 2010:

(In thousands)	Balance at January 1	Acquisition of Tinet	Charged to Earnings	Used	Foreign Currency Adjustments	Balance at December 31
2012						
Allowance for doubtful accounts	$1,929	$—	$1,077	$(1,020)	$ 19	$2,005
2011						
Allowance for doubtful accounts	$ 644	$—	$1,320	$ —	$ (35)	$1,929
2010						
Allowance for doubtful accounts	$ —	$ 794	$ 51	$ —	$(201)	$ 644

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.*

See Index to Exhibits. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report on Form 10-K.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description of Exhibit
2.1	Agreement for the Sale and Purchase of Tinet S.p.A., dated as of September 9, 2010, by and between Neutral Tandem, Inc., on the one hand, and BS Investimenti SGR S.p.A. (on behalf of the investment fund "BS Investimenti IV"), BS Private Equity S.p.A., Mauro Righetti, Paolo Susnik, Paolo Gambini, Maurizio Binello, Luciana Giordo, Francisco Rey and Sven Englehardt, on the other hand (1)

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Neutral Tandem, Inc. (2)
3.2	Amended and Restated Bylaws of Neutral Tandem, Inc. (3)
4.1	Specimen certificate evidencing shares of common stock (2)
10.1	Form of Indemnification Agreement (2)
10.2	Form of Proprietary Information and Inventions Agreement (2)
10.3	Form of Customer Agreement (2)
10.4	Neutral Tandem, Inc. 2003 Stock Incentive Plan (2)
10.5	Amendment No. 1 to Neutral Tandem, Inc. 2003 Stock Incentive Plan (2)
10.6	Amendment No. 2 Neutral Tandem, Inc. 2003 Stock Incentive Plan (2)
10.7	Amendment No. 3 Neutral Tandem, Inc. 2003 Stock Incentive Plan (2)
10.8	Amendment No. 4 to Neutral Tandem, Inc. Stock Option and Stock Incentive Plan (4)
10.9	Form of non-director and executive officer option award agreement under the 2007 Long Term Equity Incentive Plan (5)
10.10	Form of restricted stock award agreement under the 2007 Long Term Equity Incentive Plan (5)
10.11	Joinder Agreement dated March 13, 2008 between Neutral Tandem, Inc. and Rian J. Wren (6)
10.12	Form of director and executive officer option award agreement under the 2007 Long Term Equity Incentive Plan (7)
10.13	Neutral Tandem, Inc. Amended and Restated 2007 Long Term Equity Incentive Plan (7)
10.14	Third Amendment to the Sprint Interconnection Agreement, dated May 4, 2010, by and between Sprint Spectrum L.P., acting in its authority as agent on behalf of and for the benefit of APC PCS, LLC., PhillieCo, L.P., SprintCom, Inc., Sprint PCS License, LLC and WirelessCo, L.P., Nextel Operations, Inc, acting in its authority as agent for the benefit of Nextel of California, Inc., Nextel Communications of the MidAtlantic, Inc., Nextel of New York, Inc., Nextel South Corp., Nextel of Texas, Inc., and Nextel West Corp., NPCR, Inc., iPCS, Inc. (comprised of iPCS Wireless, Inc,, Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC), Sprint Communications Company L.P. and Neutral Tandem, Inc. (8)
10.15	Employment Agreement dated October 1, 2010, by and between David Lopez and Neutral Tandem, Inc. (9)
10.16	Employment Agreement dated October 1, 2010, by and between Richard L. Monto and Neutral Tandem, Inc. (9)
10.17	Agreement on Effect of Retirement on Unvested Equity Awards; Transition Services dated February 16, 2011, by and between Rian Wren and Neutral Tandem, Inc. (10)
10.18	Letter Agreement dated April 18, 2011 by and among Neutral Tandem, Inc., Spotlight Advisors, LLC, George Allen and Clinton Group, Inc. (11)
10.19	Employment Agreement dated April 1, 2011, by and between G. Edward Evans and Neutral Tandem, Inc. (12)
10.20	Employment Agreement dated April 13, 2011, by and between John Harrington and Neutral Tandem, Inc. (12)
10.21	Employment Agreement dated October 1, 2012, by and between David Zwick and Neutral Tandem, Inc. (13)

Exhibit Number	Description of Exhibit
10.22	Separation Agreement and General Release dated October 28, 2012, by and between Robert M. Junkroski and Neutral Tandem, Inc. (14)
10.23	Separation Agreement and General Release effective November 2, 2012 by and between Surendra Saboo and Neutral Tandem, Inc. (15)
10.24	Credit Agreement dated March 5, 2013, by and among the Company, Bank of Montreal and the guarantors and lenders from time to time party thereto. (16)
21.1	Subsidiaries of the Registrant *
23.1	Consent of Deloitte & Touche LLP *
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith
(1) Filed as an exhibit to the Registrant's Form 8-K filed on September 10, 2010 and incorporated herein by reference.
(2) Filed as an exhibit to Registration Statement on Form S-1 (File No. 333-140127) and incorporated herein by reference.
(3) Filed as an exhibit to the Registrant's Form 8-K filed on May 26, 2010 and incorporated herein by reference.
(4) Filed as an exhibit to the Registrant's Form 8-K filed on November 30, 2012 and incorporated herein by reference.
(5) Filed as an exhibit to the Registrant's Form 10-K filed on March 5, 2008 and incorporated herein by reference.
(6) Filed as an exhibit to the Registrant's Form 8-K filed on March 13, 2008 and incorporated herein by reference.
(7) Filed as an exhibit to the Registrant's Form 10-K filed on March 13, 2009 and incorporated herein by reference.
(8) Filed as an exhibit to the Registrant's Form 10-Q filed on May 7, 2010 and incorporated herein by reference.

(9) Filed as an exhibit to the Registrant's Form 10-Q filed on November 9, 2010 and incorporated herein by reference.
(10) Filed as an exhibit to the Registrant's Form 10-K filed on March 16, 2011 and incorporated herein by reference.
(11) Filed as an exhibit to the Registrant's Form 8-K filed on April 19, 2011 and incorporated herein by reference.
(12) Filed as an exhibit to the Registrant's Form 10-Q filed on May 10, 2011 and incorporated herein by reference.
(13) Filed as an exhibit to the Registrant's Form 8-K filed on October 4, 2012 and incorporated herein by reference.
(14) Filed as an exhibit to the Registrant's Form 8-K filed on October 29, 2012 and incorporated herein by reference.
(15) Filed as an exhibit to the Registrant's Form 8-K filed on November 2, 2012 and incorporated herein by reference.
(16) Filed as an exhibit to the Registrant's Form 8-K filed on March 7, 2013 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 18, 2013.

NEUTRAL TANDEM, INC.

By: /s/ G. EDWARD EVANS

G. Edward Evans, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated below on March 18, 2013.

Signature	Title
/s/ G. EDWARD EVANS **G. Edward Evans**	Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID ZWICK **David Zwick**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES P. HYNES **James P. Hynes**	Director, Chairman
/s/ ED GREENBERG **Ed Greenberg**	Director
/s/ LAWRENCE M. INGENERI **Lawrence M. Ingeneri**	Director
/s/ TIMOTHY SAMPLES **Timothy Samples**	Director
/s/ RIAN J. WREN **Rian J. Wren**	Director

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, G. Edward Evans, certify that:

1. I have reviewed this annual report on Form 10-K of Neutral Tandem, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 18, 2013

By: /s/ G. EDWARD EVANS

G. Edward Evans
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Zwick, certify that:

1. I have reviewed this annual report on Form 10-K of Neutral Tandem, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 18, 2013

By: /s/ DAVID ZWICK

David Zwick
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

NEUTRAL TANDEM, INC.
Written Statement of Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, G. Edward Evans, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) the Annual Report on Form 10-K of Neutral Tandem, Inc. for the year ended December 31, 2012 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Neutral Tandem, Inc.

Date: March 18, 2013

/s/ G. EDWARD EVANS

G. Edward Evans
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Neutral Tandem, Inc. and will be retained by Neutral Tandem, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is being furnished solely pursuant to 18 U.S.C.§1350 and is not being filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

EXHIBIT 32.2

NEUTRAL TANDEM, INC.
Written Statement of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, David Zwick, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) the Annual Report on Form 10-K of Neutral Tandem, Inc. for the year ended December 31, 2012 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Neutral Tandem, Inc.

Date: March 18, 2013

/s/ DAVID ZWICK

David Zwick
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Neutral Tandem, Inc. and will be retained by Neutral Tandem, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is being furnished solely pursuant to 18 U.S.C.§1350 and is not being filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

Shareholder Information

BOARD OF DIRECTORS:

JAMES P. HYNES
Chairman of the Board

G. EDWARD EVANS
Director and Chief Executive Officer

JOSEPH A. BEATTY
Director

LAWRENCE M. INGENERI
Director

RIAN J. WREN
Director

TIM SAMPLES
Director

ED GREENBERG
Director

EXECUTIVE OFFICERS:

G. EDWARD EVANS
Chief Executive Officer

DAVID ZWICK
Executive Vice President and Chief Financial Officer

DAVID A. LOPEZ
Senior Vice President of Global Sales, Voice Services

RICHARD L. MONTO
Senior Vice President, General Counsel and Corporate Secretary

JOHN HARRINGTON
Senior Vice President, Litigation, Regulatory and Human Resources

CORPORATE HEADQUARTERS:

550 West Adams, Suite 900
Chicago, IL 60661
Telephone: (312) 384-8000
Facsimile: (312) 346-3276

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
(312) 486-1000
www.deloitte.com

TRANSFER AGENT:

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078
(800) 662-7232
www.computershare.com/contactus

INVESTOR RELATIONS:

INTELIQUENT
Attn: Investor Relations
550 West Adams, Suite 900
Chicago, IL 60661
(866) 268-4744
investorrelations@inteliquent.com

COMMON STOCK:

Stock Symbol: IQNT
Listed: NASDAQ

ANNUAL MEETING OF SHAREHOLDERS:

June 19, 2013
Chicago, IL USA

WEB SITE

www.inteliquent.com

Cautions Concerning Forward Looking Statements. This annual report contains certain forward looking statements within the meaning of federal securities laws that relate to our business. The forward-looking statements are based on current expectations and are subject to substantial risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. All forward looking statements should be evaluated with an understanding of their inherent uncertainty. A description of certain of those risks and uncertainties accompanying these forward-looking statements and our policy concerning these statements can be found in our Annual Report on 10-K filed with the Securities and Exchange Commission and enclosed with this report. Neutral Tandem undertakes no obligation to update any forward-looking statement.